SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom consolidated financial statements for the periods ended December 31, 2006, 2005 and 2004.

Consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

For the periods ended December 31, 2006, 2005 and 2004

(page deliberately left blank)

CONSOLIDATED STATEMENT OF INCOME

(Amounts in millions of euros, except share data)

	Note	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Revenues	3-5	51,702	48,082	45,285

External purchases	3-6	(22,809)	(19,923)	(17,650)
Other operating income	3-6	473	410	562
Other operating expense	3-6	(2,235)	(2,152)	(2,107)
Labour expenses: - Wages and employee benefit expenses	3-6	(8,592)	(8,464)	(8,574)

Gross operating margin		18,539	17,953	17,516

- Employee profit-sharing	3-6	(346)	(349)	(250)
- Share-based compensation	3-6	(30)	(158)	(374)
Depreciation and amortization	13-14	(7,824)	(7,024)	(7,980)
Impairment of goodwill	7	(2,800)	(11)	(534)
Impairment of non-current assets	7	(105)	(568)	(179)
Gains (losses) on disposal of assets	8	97	1,089	723
Restructuring costs	9	(567)	(454)	(181)
Share of profits (losses) of associates	15	24	20	29

Operating income		6,988	10,498	8,770

Interest expense	10	(3,155)	(3,058)	(3,641)
Foreign exchange gains (losses)	10	26	(147)	144
Discounting expense	10	(122)	(162)	(148)

Finance costs, net		(3,251)	(3,367)	(3,645)

Income tax	11	(2,180)	(1,419)	(2,329)

Consolidated net income after tax of continuing operations		1,557	5,712	2,796

Consolidated net income after tax of discontinued operations	4	3,211	648	414

Consolidated net income after tax		4,768	6,360	3,210

Net income attributable to equity holders of France Telecom SA		4,139	5,709	3,017
Minority interests	30	629	651	193

Earnings per share (in euros)
Net income of continuing operations attributable to equity holders of France Telecom SA
- Basic		0.40	2.07	1.09
- Diluted		0.39	2.00	1.08
Net income of discontinued operations attributable to equity holders of France Telecom SA
- Basic		1.19	0.21	0.15
- Diluted		1.17	0.20	0.14
Net income attributable to equity holders of France Telecom SA
- Basic		1.59	2.28	1.23
- Diluted		1.57	2.20	1.22

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED BALANCE SHEET (Amounts in millions of euros)

	Note	At December 31, 2006	At December 31, 2005	At December 31, 2004
ASSETS

Goodwill, net	12	31,517	33,726	27,589
Other Intangible assets, net	13	18,713	18,865	15,632
Property, plant and equipment, net	14	28,222	28,570	26,502
Interests in associates	15	360	321	370
Assets available for sale	16	338	263	615
Other non-current financial assets and derivatives	17	987	1,506	4,285
Deferred tax assets	11	8,250	11,020	9,469

Total non-current assets		88,387	94,271	84,462

Inventories, net		844	854	644
Trade receivables, net	18	6,756	7,121	6,589
Other current assets	18	1,788	1,917	2,785
Current tax assets	11	247	313	88
Prepaid expenses	18	580	572	660
Other current financial assets and derivatives	17	599	205	312
Cash and cash equivalents	19	3,970	4,097	3,153

Total current assets		14,784	15,079	14,231

TOTAL ASSETS		103,171	109,350	98,693

EQUITY AND LIABILITIES

Share capital		10,427	10,412	9,869
Additional paid-in capital		15,179	15,131	12,675
Retained earnings (deficit)		(5,171)	(8,325)	(11,673)
Net income for the year		4,139	5,709	3,017
Translation adjustment		2,220	1,933	563

Equity attributable to equity holders of France Telecom SA		26,794	24,860	14,451

Minority interests		4,844	3,578	3,232

Total equity	30	31,638	28,438	17,683

Exchangeable or convertible bonds (non-current)	19	30,829	34,218	34,222
Other non-current financial debt and derivatives	19	7,234	8,418	8,571
Non-current employee benefits	26	534	679	628
Other non-current provisions	28	2,206	2,645	3,249
Other non-current liabilities	29	1,494	1,231	1,339
Deferred tax liabilities	11	1,749	3,720	1,978

Total non-current liabilities		44,046	50,911	49,987

Exchangeable or convertible bonds, and other current financial debt and derivatives	19	8,057	9,193	11,480
Accrued interest payable	19	1,240	1,396	1,172
Current employee benefits	26	1,606	1,763	1,982
Current provisions	28	1,816	1,847	1,943
Trade payables		9,015	9,518	7,757
Other current liabilities	29	2,110	2,192	2,688
Current tax payables	11	466	337	431
Deferred income	29	3,177	3,755	3,570

Total current liabilities		27,487	30,001	31,023

TOTAL EQUITY AND LIABILITIES		103,171	109,350	98,693

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros)

	Note	Number of shares in issue	Attributable to equity holders of France Telecom SA									Minority interests	Total Equity
			Share capital	Additional paid-in capital	Retained earnings				Net income	Translation adjustments	Total
					Income (expense) recognized directly in equity			Others reserves
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2006		2,603,059,797	10,412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438

Unrealized foreign exchange gains (losses)										292	292	(18)	274
Gains (losses) on financial assets available for sale					(5)						(5)		(5)
Gains (losses) on cash flow hedges taken to equity						102					102	2	104
Deferred tax on items recognized directly in equity							(36)				(36)		(36)

Total income and expense recognized directly in equity (A)					(5)	102	(36)			292	353	(16)	337

Net income for the year (B)									4,139		4,139	629	4,768

Total recognized income and expense for the year (A+B)					(5)	102	(36)		4,139	292	4,492	613	5,105

Allocation of 2005 net income								5,709	(5,709)
Capital increase (stock options exercised)	27/30	3,613,333	15	48							63		63
Equity share options issued: stock options	27							31			31	3	34
Impact of sale of PagesJaunes Groupe	4										0	(159)	(159)
Impact of purchase of minority interest and merger of Spanish entities	4							31			31	1,136	1,167
Impact of purchase of minority interest and change in consolidation method of Jordan entitites	4							59			59	221	280
Dividends	30							(2,602)			(2,602)	(590)	(3,192)
Other movements								(135)		(5)	(140)	42	(98)

Balance at December 31, 2006		2,606,673,130	10,427	15,179	118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros)

	Note	Number of shares in issue	Attributable to equity holders of France Telecom SA									Minority interests	Total Equity
			Share capital	Additional paid-in capital	Retained earnings				Net income	Translation adjustments	Total
					Income (expense) recognized directly in equity			Others reserves
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004		2,402,316,828	9,609	15,333	150	(148)	6	(15,311)	0	0	9,639	4,356	13,995

Unrealized foreign exchange gains (losses)										548	548	254	802
Gains (losses) on financial assets available for sale					(26)						(26)	(2)	(28)
Gains (losses) on cash flow hedges taken to equity						(13)					(13)	8	(5)
Deferred tax on items recognized directly in equity							15				15	(1)	14

Total income and expense recognized directly in equity (A)					(26)	(13)	15			548	524	259	783

Net income for the year (B)									3,017		3,017	193	3,210

Total recognized income and expense for the year (A+B)					(26)	(13)	15	0	3,017	548	3,541	452	3,993

Appropriation of France Telecom SA profit				(3,116)				3,116			0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of FT SA)	4	64,796,795	259	1,085							1,344	(1,220)	124
Commitments to purchase minority interests								308			308	197	505
Dividends	30			(617)							(617)	(107)	(724)
Equity share options issued	27							40			40	19	59
Other movements		219,803	1	(10)				190		15	196	(465)	(269)

Balance at December 31, 2004		2,467,333,426	9,869	12,675	124	(161)	21	(11,657)	3,017	563	14,451	3,232	17,683

Unrealized foreign exchange gains (losses)										1,380	1,380	193	1,573
Gains (losses) on financial assets available for sale					(1)						(1)	(1)	(2)
Gains (losses) on cash flow hedges taken to equity						(39)					(39)	(2)	(41)
Deferred tax on items recognized directly in equity							47				47	1	48

Total income and expense recognized directly in equity (A)					(1)	(39)	47			1,380	1,387	191	1,578

Net income for the year (B)									5,709		5,709	651	6,360

Total recognized income and expense for the year (A+B)					(1)	(39)	47	0	5,709	1,380	7,096	842	7,938

Share capital issued in connection with the acquisition of Amena								3,017	(3,017)
Impact of Amena acquisition	30	133,439,454	534	2,423							2,957		2,957
Capital increase (stock options exercised)	4											641	641
Equity share options issued: stock options	27/30	2,286,917	9	31							40		40
Equity share options issued: offer reserved for employees within the scope of the sale of shares owned by the French State	27							46			46	3	49
Equity share options issued: Orange liquidity contract: impact of the change to an equity-settled plan	27							84			84	6	90
Dividends	27							284			284	1	285
Impact of the purchase of minority interests in Orange Slovensko	30							(1,184)			(1,184)	(409)	(1,593)
Impact of the purchase of minority interests in Orange Romania	4							394			394	(19)	375
Impact of the acquisition of all of Equant’s assets and liabilities	4							(11)			(11)	(120)	(131)
Impact of the change in consolidation method for Senegalese entities (proportional to full consolidation)	4							7			7	(376)	(369)
Transfer of PTK-Centertel shares to TP SA	4							83			83	386	469
Other movements	4							634			634	(634)	0
Autres mouvements				2				(13)		(10)	(21)	25	4

Balance at December 31, 2005		2,603,059,797	10,412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS (Amounts in millions of euros)

	Note	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		4,139	5,709	3,017

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	13-14	7,833	7,034	7,990
Impairment of non-current assets	7-13-14	105	568	179
Impairment of goodwill	7-12	2,800	11	534
Gain on disposals of assets	8	(3,079)	(1,475)	(922)
Change in other provisions		(847)	(1,265)	(1,296)
Share of profits (losses) of associates	15	(24)	(20)	(30)
Income tax	11	2,302	1,568	2,477
Interest income and expense		3,004	3,080	3,730
Minority interests	30	629	651	193
Foreign exchange gains and losses, net		(796)	1,059	(575)
Derivatives		1,038	(797)	329
Share-based compensation		34	139	342

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		1	(143)	15
Decrease/(increase) in trade accounts receivable		82	212	544
Increase/(decrease) in trade accounts payable		(318)	714	237

Change in other working capital
Decrease/(increase) in other receivables		15	676	(579)
Increase/(decrease) in accrued expenses and other payables		235	(462)	352

Dividends and interest income received		164	284	184
Interest paid and interest rates effects on derivatives, net		(2,848)	(3,358)	(3,262)
Income tax paid		(606)	(811)	(762)

Net cash provided by operating activities		13,863	13,374	12,697

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(7,039)	(6,142)	(5,141)
Increase/(decrease) in amounts due to fixed asset suppliers		228	34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	13-14	105	215	199

Cash paid for investment securities, net of cash acquired
Wanadoo (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	4	—	—	(2,373)
Equant CVRs		—	—	(2,015)
Orange (tender offer followed by compulsory purchase procedure)	4	—	—	(469)
Equant	4	—	(590)	—
Orange Romania	4	—	(404)	—
Amena	4	(113)	(6,038)	—
Orange Slovensko	4	—	(502)	—
Others investment securities		(142)	(69)	(66)

Proceeds from sales of investment securities, net of cash transferred
PagesJaunes	4	2,697	440	1,443
Orange Denmark	4	—	—	610
STM	4	—	—	472
Tower Participations	4	—	400	—
Cable activities	4	—	311	—
Mobilcom	4	—	265	—
Others proceeds from sales		112	179	190

Investments in associates	15	—	—	(14)
Decrease/(increase) in marketable securities and other long-term assets		(539)	224	1,640

Net cash used in investing activities		(4,691)	(11,677)	(5,591)

FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	19	928	2,485	3,922
Long-term debt	19	585	1,647	4,061

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	19	(3,895)	(4,736)	(8,384)
Long-term debt	19	(1,997)	(2,281)	(4,692)
Equity portion of hybrid debt	19-30	(42)	(21)	(31)
In-substance defeasance deposit	17-19	—	574	—
Tele Invest I debt		—	—	(1,902)
Tele Invest II debt	4-22	—	(351)	—

Increase/(decrease) in bank overdrafts and short-term borrowings	19	(1,117)	(134)	607
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	17	192	493	(219)
Exchange rates effects on derivatives, net	19	(724)	77	—
Buybacks performed by subsidiaries on their own shares	30	(10)	—	—
Capital increase	30	54	2,997	—
Minority shareholders’ contributions	30	(50)	16	107
Dividends paid to minority shareholders	30	(593)	(442)	(105)
Dividends paid	30	(2,602)	(1,184)	(710)

Net cash used in financing activities		(9,271)	(860)	(7,346)

Net change in cash and cash equivalents		(99)	837	(240)
Effect of exchange rates changes on cash and cash equivalents		(28)	107	23
Cash and cash equivalents at beginning of year		4,097	3,153	3,370

Cash and cash equivalents at end of year		3,970	4,097	3,153

Additional cash-flow disclosure : see note 31

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1 Description of business

The France Telecom Group provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2 Basis of preparation of 2006 financial data

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2006 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) as adopted for use by the European Union. Comparative figures are presented for 2005 and 2004 compiled using the same basis of preparation.

The principles applied to prepare financial data relating to the financial year 2006 are described in Note 2, and are based on:

–	all standards and interpretations endorsed by the European Union and applicable with effect from December 31, 2006;

–	IASs/IFRSs and related interpretations adopted for use by the European Union whose application will be compulsory after December 31, 2006 but for which the Group has opted for earlier application;

–	accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8 in the absence of a standard or an interpretation that specifically applies to a transaction or event;

–	the options and exemptions used by the Group.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

–	present fairly the Group’s financial position, financial performance and cash flows;

–	reflect the economic substance of transactions;

–	are neutral;

–	are prepared on a prudent basis;

–	are complete in all material respects.

The consolidated financial statements and notes thereto are presented in euros. They were approved by the Board of Directors at its meeting of March 5, 2007.

1.3 Use of estimates

In preparing the Group’s accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at December 31, 2006 may subsequently be changed. The main estimates made are described in the following notes:

Note		Type of information disclosed
Note 4	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, presentation of the key measurement methods and assumptions used to identify intangible assets in business combinations.

Note 7	Impairment	Key assumptions used to determine recoverable amounts: models, discount rates, perpetual growth rates (see Note 7.2).

Note 11	Income tax	Assumptions used for recognition of deferred tax assets.

Note 26	Employee benefits	Discount rates, inflation, return on plan assets, salary increases (see Note 26.2).

Note 27	Share-based compensation	Model, assumptions underlying the measurement of fair values: share price of underlying on grant date, exercise price, volatility, etc. (see Note 27.1.4).

Note 28	Provisions

Provisions for termination benefits and restructurings: discount rates, plan success rates, etc. The assumptions underlying the measurement of provisions for claims and litigation are disclosed in note 33.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ESTIMATES

This note describes the accounting principles applied to prepare the 2006 consolidated financial statements in accordance with IFRSs endorsed by the European Commission at December 31, 2006.

2.1 Adoption of new accounting standards and options used

2.1.1 Impacts related to the publication of new standards and interpretations

•	Adoption of standards, amendments to standards and interpretations which are compulsory as of January 1, 2006

The Group elected to adopt an early application as of January 1, 2004 the following standards and interpretations, which are compulsory as of January 1, 2006:

–

IAS 39 “The Fair Value Option Amendment”, which deals with the designation on initial recognition of a financial asset or liability at fair value through profit or loss. This amendment eliminates one of the exemptions adopted by the European Commission upon the endorsement of IAS 39. The option to designate financial liabilities as at fair value has been used since 2005 for the Amena credit lines following the acquisition of 80% of Auna Operadores de Telecomunicaciones SA (see Note 4 Main acquisitions and disposals of companies and changes in scope of consolidation, and Note 22 Bank borrowings);

–

IFRIC 4 “Determining whether an Arrangement Contains a Lease”, which is compulsory as of financial years beginning on or after January 1, 2006. This interpretation has been used by the Group to treat components of contracts relating to complex transactions such as unbundling agreements, acquisition of indefeasible rights of use or the purchase of satellite capacity. The principles used are described in Note 2.3.3 (“Net revenues”) and Note 2.3.9 (“Indefeasible Rights of Use”).

The following standards or amendments endorsed by the European Union have become effective and are compulsory as of January 1, 2006:

–

Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts - Financial Guarantee Contracts”. Adoption of these amendments did not lead to the recognition of any additional financial liabilities.

–

Amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, applicable retrospectively for financial years beginning on or after January 1, 2006. The impacts of adoption are described in Note 2.1.3 as regards the option to recognize actuarial gains and losses directly in equity and in Note 26 “Employee benefits” as regards the new disclosures required under this amendment.

–

Amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, concerning net investments in subsidiaries. This amendment was published to clarify certain provisions of IAS 21. It has had no impact on the Group’s policy on hedging net investments in foreign operations, as the Group only applies IAS 21 by exception.

–

Amendments to IAS 39 “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”, applicable as from January 2006. Early application of this amendment did not give rise to the designation of hedging relationships;

–

IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”. A description of its impact on the France Telecom Group can be found in paragraph 2.1.2. The adoption of this interpretation did not give rise to the recognition of any material provisions in the Group’s financial statements.

The Group is not concerned by the following standards and interpretations:

–	IFRS 6 “Exploration for and Evaluation of Mineral Resources”;

–

the amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IFRS 6 “Exploration for and Evaluation of Mineral Resources” concerning presentation of comparative data;

–	IFRIC 5 “Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds”.

•	Standards, amendments and interpretations compulsory as of January 1, 2007 that have not been adopted by the Group for early application:

France Telecom has not opted for early application of the following standards, amendments and interpretations (already adopted or in the process of being adopted by the European Union):

–

IFRS 7 “Financial Instruments: Disclosures”, which is applicable with effect from January 1, 2007. This standard replaces IAS 30 and IAS 32 but also includes new disclosure requirements for the notes to the consolidated financial statements, particularly as regards the Group’s financial risks and risk management policy (market risk, credit risk, liquidity risk). The impacts of IFRS 7 are currently being analyzed.

–

IFRS 8 “Operating Segments”, applicable as of January 1, 2009. This standard has not yet been endorsed by the European Commission. The provisions of this standard may affect the structure of segment reporting and the way in which cash-generating units (CGUs) are grouped for the purpose of goodwill impairment testing.

–	Amendment to IAS 1 “Presentation of Financial Statements – Capital Disclosures”, which is compulsory as of January 1, 2007.

–

IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies”, which is compulsory for financial years beginning after March 1, 2006, i.e. as of January 1, 2007 for France Telecom. As of the balance sheet date, no company included in the Group’s scope of consolidation used the currency of a hyperinflationary economy as its functional currency. The application of this interpretation as of December 31, 2006 would therefore not have had any impact on the Group’s financial statements.

–

IFRIC 8 “Scope of IFRS 2 Share-based Payment”, which is compulsory for financial years beginning after May 1, 2006, i.e. as of January 1, 2007 for France Telecom. The impacts of this interpretation are currently being analyzed.

–

IFRIC 9 “Reassessment of Embedded Derivatives”, which is compulsory for financial years beginning after June 1, 2006, i.e. as of January 1, 2007 for France Telecom. The impacts of this interpretation are currently being analyzed.

–

IFRIC 10 “Interim Financial Reporting and Impairment”, which is compulsory for financial years beginning after November 1, 2006. This interpretation has not yet been approved by the European Commission. Its main provisions, which concern the irreversible nature of an impairment loss taken against goodwill or against a financial asset classified as available for sale in the interim financial statements, are applied de facto by the Group.

–

IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions”, which is compulsory for financial years beginning after March 1, 2007. This interpretation has not yet been approved by the European Commission. Its impacts are currently being analyzed.

–

IFRIC 12 “Service Concession Arrangements”, which is compulsory for financial years beginning after January 1, 2008. This interpretation sets out general principles for recognizing and measuring the obligations and related rights in service concession arrangements. To date, the Group has no material arrangements likely to fall within the scope of application of IFRIC 12. This interpretation has not yet been approved by the European Commission.

2.1.2 Accounting positions adopted by the France Telecom Group in accordance with paragraphs 10 to 12 of IAS 8 “Accounting Policies, Changes in Accounting Estimates, and Errors”

The accounting positions described below are not specifically (or only partially) dealt with by the standards or interpretations endorsed by the European Commission. The France Telecom Group has adopted accounting policies which it believes best reflect the substance of the transactions concerned.

•	Accounting treatment of waste electrical and electronic equipment

European Directive 2002/96/EC as amended by Directive 2003/108/EC distinguishes the waste of electrical and electronic equipment between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. In accordance with these Directives, the France Telecom Group has adopted the following principles:

(a)

The cost of collection, treatment and recovery attached to the professional use and produced before August 13, 2005 should be borne by the users. The corresponding obligation is accounted for in accordance with IAS 37 and IFRIC 1. This obligation is valued using an estimated volume to be recycled and an average cost per tonne. The corresponding provision is discounted as it will be settled at a future date and with a tangible asset as a counterpart.

(b)

The cost of collection, treatment and recovery of waste from private households is always the responsibility of the producers. IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”, which applies to historical waste produced before August 13, 2005, specifies that participation in the market during the measurement period is the obligating event. Market shares and measurement periods are fixed by national legislation.

(c)

For private and professional waste produced after August 13, 2005, the Group will apply the provisions set out in IFRIC 6, provided they are not contrary to the national laws adopted in application of the European directives.

Based on a review of all European entities concerned by transposition of the European Directive into their national law, the Group believes that its obligations principally involve equipment used for its own needs (network equipment, information systems equipment, etc.) acquired before August 13, 2005. A provision of 59 million euros has been taken in respect of these obligations as of December 31, 2006 in accordance with the accounting principles set out in a) above.

Obligations relating to other electrical and electronic waste referred to in paragraphs b) and c) above are not deemed to be material by the Group and accordingly no provision has been taken at year-end 2006.

•	Acquisitions of minority interests

These transactions are not addressed by IASs/IFRSs. The Group has therefore applied French GAAP accounting treatment, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. Depending on the IASB’s decision (“Business Combinations” Phase II project), the accounting treatment described above may be changed.

The most significant goodwill arising on the acquisition of minority interests in 2006 relates to Amena and France Telecom Operadores de Telecomunicaciones SA (FTOT, previously Auna) for 1,218 million euros, and Jitco for 20 million euros.

•	Transfers of consolidated shares within the Group resulting in changes in ownership interest

In the absence of specific guidance in IASs/IFRSs, the Group applied the following accounting policy to account for intercompany transfers of consolidated shares resulting in changes in ownership interest. The transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the accounts of the acquiring entities.

The minority interests are adjusted to reflect the change in their share in the equity with the corresponding opposite effect on Group retained earnings, resulting in no impact on profit and loss or shareholders’ equity.

•	Acquisitions of minority interests in exchange for shares in a consolidated entity

IASs/IFRSs do not address the accounting treatment for the transfer by minority shareholders of their interests in a consolidated entity of the Group in exchange for shares of another consolidated entity of the Group. Nor do they address the accounting treatment of the resulting decrease in ownership interest. The Group has therefore developed the following accounting treatment: the transfer by the minority shareholders is treated as an acquisition of minority interests; the decrease in ownership interest is treated as a disposal and the resulting net gain or loss is recognized in income when it is realized.

•	Commitments to purchase minority interests (put options):

Commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 “Consolidated and Separate Financial Statements” and IAS 32 “Financial Instruments: Disclosure and Presentation”. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to the equity holders of France Telecom S.A.. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding financial debt is adjusted with a contra-entry to financial income or expense. Since this accounting treatment does not reflect the economic substance of these transactions and given the lack of clarity in the standards as regards the scope of commitments covered, and particularly conditional commitments, the Group submitted the issue to the International Financial Reporting Interpretations Committee (IFRIC) for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related standards. The IFRIC has confirmed that a financial liability should be recognized but has not clarified the issue with regard to the contra-entry. The accounting treatment proposed by the Group has therefore been maintained.

Conditional put options granted to minority shareholders amounted to 30 million euros at December 31, 2006 (73 million euros at December 31, 2005 and 547 million euros at December 2004). The overall effect on equity attributable to equity holders of France Telecom S.A. arising from the recognition of these commitments as a liability is 21 million euros at December 31, 2006 (45 million euros at December 31, 2005 and 422 million euros at December 31, 2004).

•	Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service. Pending to the publication of the IFRIC interpretation on “Customer Loyalty Programs”, the Group continues to apply French GAAP accounting treatment to its loyalty programs, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004.

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of the points. Part of the invoiced revenue is allocated to these points based on their fair value taking account of an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. This principle is applied for both types of loyalty program that exist within the Group, those with and those without a contract renewal obligation. The liability recognized for the loyalty programs with a contract renewal obligation amounts to 400 million euros at December 31, 2006 (360 million euros at December 31, 2005 and 383 million euros at December 31, 2004).

•	Employee share offer

The Group considers that the grant date for the employee share offers corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise - PEE), which interprets this announcement date as being the grant date defined in IFRS 2 “Share-based Payment”. The expense recognized for employee share offers in the 2006 financial statements amounts to 106 million euros (248 million euros in 2005 and 2004). If the grant date were the end of the subscription period, a further 2 million euros would have been expensed in 2005 (177 million euros in 2004), mainly reflecting the change in the share price between the announcement date and the end of the subscription period.

•	Individual rights to training for employees (Droit Individuel à la Formation - DIF)

In accordance with Opinion 2004-F issued on October 13, 2004 by the CNC’s Comité d’urgence (Emerging Accounting Issues Committee) concerning statutory training rights, any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is to be disclosed in the notes to the financial statements, together with the number of training hours still to be claimed by employees.

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.1.3 Options available under IASs/IFRSs and used by France Telecom Group

Certain IASs/IFRSs offer alternative methods of measuring and recognizing assets and liabilities. These options are summarized below:

Standards and Amendments		Option used
IAS 2	Inventories	Recognition of inventories at their original cost determined by the weighted average unit cost method.

IAS 16	Property, Plant and Equipment	Property, plant & equipment are measured at amortized historical cost and not revalued at each closing date.

IAS 19	Employee Benefits

Recognition of actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Amendment to IAS 19	Amendment to IAS 19 “Employee Benefits”

This amendment, which is applicable as of January 1, 2006, permits the immediate recognition in equity of actuarial gains and losses incurred during the year. At this stage, the Group continues to recognize actuarial gains and losses using the corridor method.

IAS 23	Borrowing Costs	Interest expense incurred during the construction and acquisition period of property, plant and equipment and intangible assets is not capitalized.

IAS 31	Interests in Joint Ventures	The France Telecom Group accounts for its interests in joint ventures using the proportional consolidation method.

IAS 38	Intangible Assets	Intangible assets are measured at amortized historical cost and not revalued at fair value at each closing.

Under IFRS 1 “First-time Adoption of International Financial Reporting Standards”, certain exemptions are available regarding the retrospective application of IASs/IFRSs at the transition date (January 1, 2004 for the France Telecom Group). The exemptions used by the Group to prepare the opening balance sheet are summarized below:

Reference standards and amendments		First-time adoption
IFRS 2	Share-based Payment

The provisions of IFRS 2 “Share-based Payment” have been applied retrospectively to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002. Plans issued prior to December 31, 2003 have been valued in accordance with US GAAP (FAS 123) using the Black-Scholes model. Effective from January 1, 2004, all new plans are valued in accordance with IFRS 2 using a binomial model.

IFRS 3	Business Combinations

The Group has not applied the provisions of this standard for business combinations prior to the transition date. IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other standards specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment.

IFRS 4	Insurance Contracts	The Group is not concerned by the provisions of IFRS 4 at the transition date.

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

France Telecom has elected to measure property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A., which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996.

IAS 19	Employee Benefits	All actuarial gains and losses existing at the transition date have been recognized in equity.

IAS 21	Effect of Changes in Foreign Exchange Rates

Cumulative translation differences for all foreign operations were transferred to retained earnings at January 1, 2004. This adjustment had no impact on opening equity. The cumulative translation adjustment is therefore equal to zero at that date. On disposal of a foreign subsidiary, cumulative translation differences arising prior to January 1, 2004 are not recycled to the income statement.

IAS 39	Financial Instruments	The Group has reclassified certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale.

IAS 39	Financial Instruments

France Telecom is not affected by the exemption regarding hybrid financial instruments as the liability component of its perpetual bonds redeemable for shares (TDIRAs) and bonds exchangeable for STM shares was not extinguished at the date of transition to IFRS.

Amendment to IAS 39	Fair Value Option	This amendment sets out the conditions for measuring financial assets and liabilities in which there is no active market. It has been applied prospectively as of January 1, 2004.

2.2 Presentation of the financial statements

•	Presentation of the income statement:

As allowed under IAS 1 “Presentation of Financial Statements”, expenses are presented by nature in the consolidated income statement.

Under IFRS, operating income corresponds to net profit before:

–	financial income;

–	finance costs;

–	income taxes (current and deferred taxes);

–	net income of discontinued operations or operations held for sale.

Gross operating margin, a sub-total calculated by France Telecom in accordance with paragraph 83 of IAS 1, corresponds to operating income before:

–	employee profit-sharing;

–	share-based compensation;

–	depreciation and amortization expense;

–	impairment of goodwill and other non-current assets;

–	gains and losses on disposal of assets;

–	restructuring costs;

–	share of profits (losses) of associates;

–	impairment of goodwill on associates.

Gross operating margin is one of the indicators used to track the operating performance of the Group and its divisions. It is also used as a basis for the appraisal of the Group’s Executive Directors and the divisional senior executive managers. It does not include employee profit-sharing because such costs are mainly generated by French legal requirements and are principally computed on the basis of the unconsolidated of each legal entity in the Group. Also, France Telecom has not included share-based compensation as such expenses mainly result from the sales of shares in the company by the French State (as further explained in Note 2.3.16), which are by nature unpredictable in their amount and in their frequency.

In accordance with IFRS 5, the gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement. Assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. This does not affect the presentation of the cash flow statement.

•	Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations. Basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of France Telecom S.A. by the average number of shares outstanding during the year. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding at year-end. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3 Significant accounting policies

2.3.1 Consolidation rules

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity or has power:

–	over more than one half of the voting rights of the other entity by virtue of an agreement;

–	to govern the financial and operating policies of the other entity under a statute or agreement;

–	to appoint or remove the majority of the members of the board of directors or equivalent governing body of the other entity;

–	to cast the majority of votes at meetings of the board of directors or equivalent governing body of the other entity.

Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully consolidated subsidiaries that are not wholly owned, indirect minority interests in these subsidiaries are recognized separately in the France Telecom consolidated financial statements.

Companies over which France Telecom exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the balance sheet date.

Material intercompany transactions and balances are eliminated in consolidation.

2.3.2 Effect of changes in foreign exchange rates

•	Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into France Telecom’s presentation currency (euros) as follows:

–	assets and liabilities are translated at the year-end rate;

–	items in the statement of income are translated at the average rate for the year;

–	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

•	Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

–	in operating income for commercial transactions;

–	in financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in Note 2.3.11. Currency derivatives are recognized in the balance sheet at fair value at each period-end. Gains and losses arising from remeasurement at fair value are recognized:

–	in operating income for fair value hedges of commercial transactions;

–	in financial income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

The France Telecom Group may hedge the foreign exchange risk arising on the net operating cash flows less purchases of property, plant and equipment and intangible assets of some entities. The impact of these hedges is recorded in the income statement under other operating expense and in the cash flow statement under operating activities.

2.3.3 Net revenues

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 “Revenue”:

•	Separable components of packaged and bundled offers

Sales of packaged mobile and Internet offers are considered as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product (e.g. mobile handset) and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. For example, the sum allocated to delivered equipment generally corresponds to the price paid by the end-customer for that equipment. The balance of the amount received or receivable is contingent upon the future delivery of the service.

Offers that cannot be analyzed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

•	Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer. The amount of revenue recognized reflects the Group’s best estimate of the retail price, taking account of any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

•	Equipment rentals

In accordance with IFRIC 4 “ Determining Whether an Arrangement Contains a Lease”, equipment for which a right of use is granted is analyzed in accordance with IAS 17 “Leases”.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit. Deferred tax is recognized on restatements of finance leases.

•	Content sales

Revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.) are recognized gross when the Group is deemed to be the primary obligor in the transaction vis-à-vis the end-customer, i.e. when the customer has no specific recourse against the content provider, and when the Group bears the inventory risk and has reasonable latitude in the selection of content providers and in setting prices charged to the end-customer. These revenues are recognized net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

Similarly, revenue-sharing arrangements (audiotel, premium rate number, special numbers for Internet dial-up) are recognized gross when the Group has reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer. They are recognized net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

•	Service revenues

Telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the service period.

Charges for incoming and outgoing telephone calls are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use — IRU) are recognized on a straight-line basis over the life of the contract. The same treatment is applied to revenues from the wholesale of broadband access or subscriptions, and from local loop unbundling, when the IFRIC 4 conditions have been reviewed and are deemed not to be satisfied.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

•	Customized contracts

France Telecom offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

•	Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancelable period.

•	Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service.

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of the points. Part of the invoiced revenue is allocated to these points based on their fair value taking account of an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits.

•	Penalties

All the Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). If the Group fails to comply with these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues.

•	Exchanges of goods or services

Revenues from barter transactions are recognized only when the actual value of the exchanged services can be determined. They are recognized at the fair value of the goods or services provided or received, whichever is fairer, irrespective of whether or not the bartered goods or services are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the Group with other third parties in identical conditions, the fair value of which can be measured reliably. If fair value cannot be estimated reliably, the transaction is valued either at the book value of the asset given in the exchange or at a nil value. Accordingly:

–

cooperative advertising agreements with certain suppliers are recognized in revenues when the Group receives a fee for an identifiable service and the fair value of that service can be measured reliably. In all other cases, revenues from cooperative advertising agreements are accounted for as a deduction from the expenses incurred with the supplier. As a general rule, no amounts are recognized in revenues for cooperative advertising agreements.

–

call terminations from mobile to mobile, which were not invoiced (income and expenses) between French mobile operators until December 31, 2004, have been treated as an exchange of goods and services, the fair value of which is not determinable for the year ended December 31, 2004, and no revenue has been recognized on these calls. Since 2005, these call terminations have been invoiced.

2.3.4 Subscriber acquisition costs, advertising and related costs

Subscriber acquisition and retention costs, other than loyalty program costs (see Note 2.3.3), are recognized as an expense for the period in which they are incurred. Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred.

2.3.5 Borrowing costs

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets (see Note 2.1.3).

2.3.6 Share issuance costs

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other costs are expensed as incurred.

2.3.7 Goodwill

Goodwill represents the excess of the purchase cost of shares in consolidated companies, including transaction expenses, over the Group’s corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Where full control is not acquired, the assets and liabilities acquired are not remeasured.

•	Impairment tests and Cash-Generating Units

In accordance with IFRS 3 “Business Combinations”, goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 “Impairment of Assets” requires these tests to be performed either at the level of each Cash-Generating Unit (CGU) to which the goodwill has been allocated (a cash-generating unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets), or at the level of a group of CGUs within a business or geographical segment. The allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes. The allocation of goodwill is presented in Note 7.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

•	Recoverable amount

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGU (or group of CGUs) is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information taking into account specific circumstances.

Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows :

–	cash flow projections are based on three to five year business plans;

–

cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

–	the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

2.3.8 Intangible assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, content rights, patents, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally developed trademarks and subscriber bases are not recognized in intangible assets.

•	Trademarks

Trademarks have an indefinite useful life and are not amortized but tested for impairment. Finite-lived trademarks are amortized over their expected useful lives.

•	Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between three and seven years.

•	Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1% of qualifying revenues generated by the second and third generation network) is expensed as incurred.

•	Content rights

Acquisitions of rights over content (sale, dissemination, broadcast) are recognized as intangible assets when the following two conditions are met:

–	the content has been accepted technically;

–	the rights have become valid.

Prior to meeting these conditions, firm purchase commitments are recorded as off-balance sheet items, less any prepayments made, which are recognized as prepaid expenses on non-current assets.

Content rights are amortized over the operating term defined contractually.

•	Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

•	Software and research and development costs

Under IAS 38 “Intangible Assets”, development costs are recognized as an intangible asset when the following can be demonstrated:

–	the intention to complete the intangible asset and use or sell it and the availability of adequate technical and financial resources for this purpose;

–	how the intangible asset will generate probable future economic benefits for the Group;

–	the Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred. The Group’s research and development projects mainly concern:

–	upgrading the network architecture or functionality;

–	developing service platforms aimed at offering new services to the Group’s customers.

These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs recognized as an intangible asset and software are recorded under “Other intangible assets”.

Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years. Software is amortized on a straight-line basis over its expected useful life, not to exceed five years.

•	Other development costs

Website development costs are capitalized when all of the following conditions are met:

–

it is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it;

–	the website will generate future economic benefits;

–	the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Website development costs are expensed as incurred or recognized as an intangible asset depending on the phase:

–	initial design costs are expensed as incurred;

–	qualifying development and graphic design costs are recognized as an intangible asset;

–

expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and if it can be reliably estimated and attributed to the website.

2.3.9 Property, plant and equipment

•	Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

•	Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Telecom are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Telecom when:

–	the lease transfers ownership of the asset to the lessee by the end of the lease term;

–

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

–	the lease term is for the major part of the estimated economic life of the leased asset;

–	at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

•	Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

•	Satellite capacity

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts have been classified as services.

•	Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

•	Depreciation

Property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively (see Note 2.2).

2.3.10 Impairment of non-current assets other than goodwill

In the case of a decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

The impairment loss recognized is equal to the difference between net book value and recoverable amount.

Impairment tests are carried out on individual assets, except where they do not generate independent cash flows. The recoverable amount is then determined at the level of the cash-generating unit (CGU) to which the asset belongs, except where:

-	the fair value less costs to sell of the individual asset is higher than its book value;

-	or the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

Given the nature of its assets and operations, most of the France Telecom Group’s individual assets do not generate cash flow independently of their cash-generating units.

2.3.11 Financial assets and liabilities

Financial assets include available-for-sale assets, held-to-maturity assets, assets held for trading, derivative instruments, cash collateral paid on derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, derivative instruments, cash collateral received on derivative instruments and accounts payable.

Financial assets and liabilities are measured and recognized in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”.

•	Measurement and recognition of financial assets

Held-to-maturity assets

Held-to-maturity assets are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables, that the Group has the positive intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method.

At each balance sheet date, the Group assesses whether there is any objective evidence that held-to-maturity assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Assets available for sale

Assets available for sale consist mainly of shares in non-consolidated companies and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

When there is objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is taken to income.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates.

At each balance sheet date, the Group assesses whether there is any objective evidence that loans or receivables are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Assets at fair value through profit or loss

Assets at fair value through profit or loss are assets held for trading that the Group acquired principally for the purpose of selling them in the near term in order to realize a profit, that form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. This category also includes assets not fulfilling the above criteria that the Group has opted to measure using the fair value option.

Assets at fair value through profit or loss are carried in the balance sheet under “Other financial and current assets”.

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of change in value.

•	Measurement and recognition of financial liabilities

Financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares, FT España’s credit lines, and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are recognized at fair value and subsequently measured at amortized cost by the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. The costs are subsequently amortized over the life of the debt, by the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, through the period to the next interest adjustment date, to the net carrying amount of the financial liability. The calculation includes all fees and points paid or received between parties to the contract.

Certain borrowings are designated as being hedged by fair value hedges. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized liability or an identified portion of the liability, that is attributable to a particular risk and could affect profit or loss.

Certain other financial liabilities are designated as being hedged by cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized liability or a highly probable forecast transaction (such as a purchase or sale) and could affect profit or loss.

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract has been treated as a financial liability at fair value.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. For the France Telecom Group, they comprise perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange option.

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

•	Measurement and recognition of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Hedging instruments

Derivative instruments may be designated as fair value hedges or cash flow hedges:

–

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk - notably interest rate and currency risks - and could affect profit or loss.

–

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

A hedging relationship qualifies for hedge accounting when:

–	at the inception of the hedge, there is formal designation and documentation of the hedging relationship;

–

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125 per cent).

The effects of applying hedge accounting are as follows:

–

for fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value;

–

for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity — because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet — and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged item affects profit or loss.

The France Telecom Group presents derivatives in its financial statements according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

2.3.12 Inventories

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

2.3.13 Deferred taxes

In accordance with IAS 12 “Income Taxes”, deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

–	the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

–	it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully and proportionally consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

2.3.14 Provisions

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a “contingent liability”.

Contingent liabilities - corresponding (i) to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, or (ii) to present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability - are disclosed in the notes to the financial statements.

•	Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

•	Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. In accordance with paragraphs 36 and 37 of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, the provision was based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on a risk-free rate of return. The amount of the provision is revised yearly and adjusted where appropriate, with a contra-entry to the asset to which it relates.

•	Provisions for the treatment of Waste Electrical and Electronic Equipment (WE&EE): see Note 2.1.2.

2.3.15 Pensions and similar benefits

These benefits are offered under defined contribution and defined benefit plans. The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

•	Post-employment benefits

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted.

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its macro-economic environment.

Civil servants’ pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plan. France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

Retirement bonuses and other similar benefits

Under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses subsequent to retirement. The amount of these payments depends on their years of service and end-of-career salary.

Benefits other than pensions

France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

•	Other long-term benefits

Other long-term benefits consist mainly of seniority awards in France or similar awards in other countries, and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

•	Termination benefits

Early retirement plan in France

France Telecom has set up an early retirement plan for civil servants and employees under contract. Under the terms of the plan, which will expire on December 31, 2006, France Telecom employees aged 55 and over who have completed at least 25 years’ service, are eligible to take early retirement at 70% of their salary for the period up to the statutory retirement age of 60. Participants also receive a lump-sum payment which is equal to one year’s salary if they take early retirement at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

Under IAS 19, the benefit is treated in the same way as lump-sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

2.3.16 Share-based compensation

In accordance with IFRS 2 “Share-based Payment”, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

•	Employee share offers

Following the sale by the State of a portion of France Telecom’s capital, shares were offered to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The Group considers that the grant date of this employee share offer corresponds to the date on which the main terms of the offer were announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise - PEE ).

Shares granted to employees have been valued by the Group at their fair value on the grant date taking account of their non-transferability after purchase. The non-transferability discount has been estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data (the data used are presented in note 27). As no vesting period applies, the amount was expensed immediately, with an adjustment to equity.

•	Other share-based payments

The cost of the employee share offer corresponds to the fair value of the rights to shares at the grant date. The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in labour expenses on a straight-line basis over the period between the grant date and the exercise date - corresponding to the vesting period - and in equity for equity-settled plans or in debt for cash-settled plans.

2.3.17 Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

NOTE 3 - RESTATED SEGMENT INFORMATION

•	Presentation of business segments

As a result of the Group’s new strategic choices, the France Telecom Group’s management structure is now based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at country level. Consequently, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as its basis for primary segment reporting:

–

Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes the entire Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other international companies in the Group;

–

Home Communication Services (HCS), covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of France Telecom Group;

–	Enterprise Communication Services (ECS), covering business communications solutions and services in France and worldwide.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s gross operating margin. The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the segment results disclosed from one year to another.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

•	Disposal of PagesJaunes

Following the France Telecom Group’s disposal of PagesJaunes on October 11, 2006, PagesJaunes has been presented as a discontinued operation as required by IFRS 5. Consequently, its net expenses and revenues are reported separately under net income of discontinued operations. The 2004 and 2005 comparative data have been restated.

Note 4 provides details of the main impacts of the disposal of PagesJaunes, a condensed income statement and net cash flows relating to PagesJaunes.

PagesJaunes’ operations include the printing and distribution of printed directories, the sale of advertising space in its online directories, directory enquiry services, the sale of marketing databases and the development and hosting of web sites for advertisers.

3.1 Analysis by business segment

3.1.1 Main operating indicators per segment for the year ended December 31, 2006:

Income statement for the year ended December 31, 2006:

(in millions of euros)	PCS	HCS		ECS	Eliminations and unallocated items	France Telecom total
Net revenues	27,745	22,487		7,652	(6,182)	51,702
- external	26,770	17,701		7,231	—	51,702
- inter-segment	975	4,786		421	(6,182)	—

Gross operating margin	9,686	7,265	(1)	1,590	(2)	18,539
Employee profit-sharing	(71)	(252)		(23)	—	(346)
Share-based compensation	(13)	(14)		(3)	—	(30)
Depreciation and amortization	(4,183)	(3,241)		(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275	) (2)	—	—	(2,800)
Impairment of non-current assets	(31)	(72)		(2)	—	(105)
Gains (losses) on disposal of assets	—	—		—	97	97
Restructuring costs	(68)	(474)		(25)	—	(567)
Share of profits (losses) of associates	—	24		—	—	24
Operating income						6,988
- Allocated by segment	2,795	2,961		1,135	—	6,891
- Non-allocable					97	97
Interest expense	—	—		—	(3,155)	(3,155)
Foreign exchange gains (losses)	—	—		—	26	26
Discounting expense	—	—		—	(122)	(122)
Income tax	—	—		—	(2,180)	(2,180)
Net income of continuing operations						1,557
Net income of discontinued operations						3,211
Consolidated net income after tax						4,768

Non-cash income and expense items included in operating income allocated by business segment	(6,691)	(2,823)		(368)	—	(9,892)

Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	3,581	2,721		430	—	6,732
- telecommunications licenses (3)	283	—		—	—	283
- financed through finance leases	20	2		15	—	37
Total investments (4)	3,884	2,723		445	—	7,052

(1)	Includes a 129 million euro reversal of provisions for post-employment benefits (see Note 6).
(2)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit (see Note 7).
(3)	Mainly renewal of Orange France’s GSM license.
(4)	Including 1,771 million euros for other intangible assets and 5,281 million euros for property, plant and equipment (see Notes 13 and 14).

Balance sheet at December 31, 2006:

(in millions of euros)	PCS	HCS		ECS	Eliminations and unallocated items	France Telecom total
Goodwill, net	25,371	5,838	(1)	308	—	31,517
Other intangible assets, net	12,408	1,876		228	4,201 (2)	18,713
Property, plant and equipment, net	12,413	15,144		665	—	28,222
Interests in associates	318	36		6	—	360
Non-segment non-current assets (3)	—	—		—	9,575	9,575
Non-current assets						88,387

Inventories, net	532	256		56	—	844
Trade receivables, net (4)	3,861	4,842		873	(2,820)	6,756
Other current assets	850	908		153	(123)	1,788
Prepaid expenses	283	273		66	(42)	580
Non-segment current assets (3)	—	—		—	4,816	4,816
Current assets						14,784

Total assets						103,171

- o/w segment assets	56,036	29,173		2,355	1,216	88,780
- o/w non-segment assets					14,391	14,391

Equity					31,638	31,638

Non-current employee benefits	36	424		74	—	534
Other non-current provisions	349	1,748		109	—	2,206
Other non-current liabilities	505	987		2	—	1,494
Non-segment non-current liabilities (3)	—	—		—	39,812	39,812
Non-current liabilities						44,046

Current employee benefits	293	1,044		269	—	1,606
Current provisions	225	1,480		111	—	1,816
Trade payables	6,788	4,226		826	(2,825)	9,015
Other current liabilities	911	1,169		149	(119)	2,110
Deferred income	1,589	1,464		164	(40)	3,177
Non-segment current liabilities (3)	—	—		—	9,763	9,763

Current liabilities						27,487

Total equity and liabilities						103,171

- o/w segment liabilities	10,696	12,542		1,704	(2,984)	21,958
- o/w non-segment liabilities					81,213	81,213

(1)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit (see Note 7).
(2)	Corresponds to the Orange trademark.
(3)	Mainly comprising gross financial debt and deferred taxes.
(4)

Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 450 million euros.

3.1.2 Main operating indicators per segment for the year ended December 31, 2005:

Income statement for the year ended December 31, 2005:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	France Telecom total
Net revenues	23,535	22,534	7,785	(5,772)	48,082

- external	22,576	18,075	7,431	—	48,082
- inter-segment	959	4,459	354	(5,772)	—

Gross operating margin	8,471 (1)	7,538 (2)	1,949	(5)	17,953

Employee profit-sharing	(75)	(253)	(21)	—	(349)
Share-based compensation	(45)	(92)	(21)	—	(158)
Depreciation and amortization	(3,436)	(3,116)	(477)	5	(7,024)
Impairment of goodwill	—	(11)	—	—	(11)
Impairment of non-current assets	(363)	(14)	(191)	—	(568)
Gains (losses) on disposal of assets	—	—	—	1,089	1,089
Restructuring costs	(1)	(380)	(73)	—	(454)
Share of profits (losses) of associates	(15)	35	—	—	20
Operating income					10,498

- Allocated by segment	4,536	3,707	1,166	—	9,409
- Non-allocable	—	—	—	1,089	1,089
Interest expense	—	—	—	(3,058)	(3,058)
Foreign exchange gains (losses)	—	—	—	(147)	(147)
Discounting expense	—	—	—	(162)	(162)
Income tax	—	—	—	(1,419)	(1,419)
Net income of continuing operations					5,712

Net income of discontinued operations					648
Consolidated net income after tax					6,360

Non-cash income and expense items included in operating income allocated by business segment	(3,647)	(2,136)	(645)	—	(6,428)

Property, plant and equipment and intangible assets
- excluding telecommunications licenses	3,130	2,537	370	(4)	6,033
- telecommunications licenses	97	—	—	—	97
- financed through finance leases	2	—	1	—	3
Total investments	3,229	2,537	371	(4)	6,133

(1)	Includes (256) million euros in respect of the fine imposed by the Competition Council (Conseil de la Concurrence) (see Note 6).
(2)	Includes a 199 million euro reversal of the provision for FTM Liban (see Note 6).

Balance sheet at December 31, 2005:

(in millions of euros)	PCS	HCS		ECS	Discontinued operations	Eliminations and unallocated items	France Telecom total
Goodwill, net	27,276	5,958	(1)	255	237	—	33,726
Other intangible assets, net	17,023	1,614		218	10	—	18,865
Property, plant and equipment, net	12,055	15,775		722	18	—	28,570
Interests in associates	306	15		—	—	—	321
Non-segment non-current assets (2)	—	—		—	—	12,789	12,789
Non-current assets							94,271

Inventories, net	538	267		44	5	—	854
Trade receivables, net (3)	3,627	4,603		984	473	(2,566)	7,121
Other current assets	779	961		226	40	(89)	1,917
Prepaid expenses	250	293		53	56	(80)	572
Non-segment current assets (2)	—	—		—	—	4,615	4,615
Current assets							15,079

Total assets							109,350
- o/w segment assets	61,854	29,486		2,502	839	(2,735)	91,946
- o/w non-segment assets	—	—		—	—	17,404	17,404

Equity						28,438	28,438

Non-current employee benefits	35	531		88	25	—	679
Other non-current provisions	352	2,175		110	8	—	2,645
Other non-current liabilities	306	918		7	2	(2)	1,231
Non-segment non-current liabilities (2)	—	—		—	—	46,356	46,356
Non-current liabilities							50,911

Current employee benefits	329	1,079		267	88	—	1,763
Current provisions	251	1,530		65	1	—	1,847
Trade payables	6,376	4,672		925	124	(2,579)	9,518
Other current liabilities	795	1,183		190	101	(77)	2,192
Deferred income	1,537	1,472		233	592	(79)	3,755
Non-segment current liabilities (2)	—	—		—	—	10,926	10,926

Current liabilities							30,001

Total equity and liabilities							109,350
- o/w segment liabilities	9,981	13,560		1,884	941	(2,737)	23,630
- o/w non-segment liabilities	—	—		—	—	85,720	85,720

(1)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit (see Note 7).
(2)	Mainly comprising gross financial debt and deferred taxes.
(3)

Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 350 million euros.

3.1.3 Main operating indicators per segment for the year ended December 31, 2004:

Income statement for the year ended December 31, 2004:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	France Telecom total
Net revenues	20,564	22,440	8,235	(5,954)	45,285
- external	19,521	17,902	7,862	—	45,285
- inter-segment	1,043	4,538	373	(5,954)	—

Gross operating margin	8,076	7,401	2,039	—	17,516
Employee profit-sharing	(72)	(156)	(22)	—	(250)
Share-based compensation	(124)	(212)	(38)	—	(374)
Depreciation and amortization	(3,388)	(3,935)	(657)	—	(7,980)
Impairment of goodwill	—	—	(534)	—	(534)
Impairment of non-current assets	(5)	10	(184)	—	(179)
Gains (losses) on disposal of assets	—	—	—	723	723
Restructuring costs	(15)	(134)	(32)	—	(181)
Share of profits (losses) of associates	—	17	12	—	29
Operating income					8,770
- Allocated by segment	4,472	2,991	584	—	8,047
- Non-allocable	—	—	—	723	723
Interest expense	—	—	—	(3,641)	(3,641)
Foreign exchange gains (losses)	—	—	—	144	144
Discounting expense	—	—	—	(148)	(148)
Income tax	—	—	—	(2,329)	(2,329)
Net income of continuing operations					2,796
Net income of discontinued operations					414
Consolidated net income after tax					3,210

Non-cash income and expense items included in operating income allocated by business segment	(3,328)	(2,917)	(1,306)	—	(7,551)

Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	2,695	2,051	388	(8)	5,126
- telecommunications licenses	7	—	—	—	7
- financed through finance leases	24	—	—	—	24
Total investments	2,726	2,051	388	(8)	5,157

Balance sheet at December 31, 2004:

(in millions of euros)	PCS	HCS		ECS	Discontinued operations	Eliminations and unallocated items	France Telecom total
Goodwill, net	21,587	5,740	(1)	32	230	—	27,589
Other intangible assets, net	13,831	1,337		457	7	—	15,632
Property, plant and equipment, net	9,495	16,181		809	17	—	26,502
Interests in associates	—	262		93	15	—	370
Non-segment non-current assets (2)	—	—		—	—	14,369	14,369
Non-current assets							84,462

Inventories, net	386	227		19	12	—	644
Trade receivables, net (3)	2,835	4,729		1,075	431	(2,481)	6,589
Other current assets	1,012	1,488		251	44	(10)	2,785
Prepaid expenses	215	383		67	40	(45)	660
Non-segment current assets (2)	—	—		—	—	3,553	3,553
Current assets							14,231

Total assets							98,693
-o/w segment assets	49,361	30,347		2,803	796	(2,536)	80,771
-o/w non-segment assets	—	—		—	—	17,922	17,922

Equity						17,683	17,683

Non-current employee benefits	13	519		74	22	—	628
Other non-current provisions	215	2,869		157	8	—	3,249
Other non-current liabilities	250	1,089		—	—	—	1,339
Non-segment non-current liabilities (2)	—	—		—	—	44,771	44,771
Non-current liabilities							49,987

Current employee benefits	600	1,034		266	82	—	1,982
Current provisions	164	1,749		30	—	—	1,943
Trade payables	4,550	4,536		993	107	(2,429)	7,757
Other current liabilities	999	1,473		212	91	(87)	2,688
Deferred income	1,249	1,487		319	535	(20)	3,570
Non-segment current liabilities (2)	—	—		—	—	13,083	13,083
Current liabilities							31,023

Total equity and liabilities							98,693
-o/w segment liabilities	8,040	14,756		2,051	845	(2,536)	23,156
-o/w non-segment liabilities	—	—		—	—	75,537	75,537

(1)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit (see Note 7).
(2)	Mainly comprising gross financial debt and deferred taxes.
(3)

Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 600 million euros.

3.2 Analysis by geographic segment

3.2.1 Revenue contribution

	Year ended
(in millions of euros )	December 31, 2006	December 31, 2005	December 31, 2004
France	27,432	27,555	26,528
United Kingdom	6,266	6,209	6,097
Poland	4,752	4,543	4,082
Spain	3,827	1,187	571
Rest of Europe	4,907	4,541	4,314
Rest of the world (1)	4,518	4,047	3,693

Group total	51,702	48,082	45,285

(1)	Includes all Equant Group companies.

3.2.2 Property, plant & equipment and intangible assets (including finance leases and telecommunications licenses)

	Year ended
(in millions of euros )	December 31, 2006	December 31, 2005	December 31, 2004
France	3,419	2,960	2,666
United Kingdom	541	622	589
Poland	770	758	699
Spain	686	281	109
Rest of Europe	748	799	625
Rest of the world (1)	888	713	469

Group total	7,052	6,133	5,157

(1)	Includes all Equant Group companies.

3.2.3 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET (EXCLUDING GOODWILL)

	Year ended
(in millions of euros )	December 31, 2006	December 31, 2005	December 31, 2004
France	15,546	15,481	15,874
United Kingdom	12,972	13,215	13,524
Poland	6,801	7,157	7,112
Spain (1)	5,195	5,506	346
Rest of Europe	3,457	3,482	3,393
Rest of the world (2)	2,964	2,566	1,861
Discontinued operations	—	28	24

Group total	46,935	47,435	42,134

(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).
(2)	Includes all Equant Group companies.

NOTE 4 - MAIN ACQUISITIONS AND DISPOSALS OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

YEAR ENDED DECEMBER 31, 2006

Main acquisitions

•	Acquisition of Groupe Diwan shares

In July 2006, France Telecom Group acquired a controlling block of approximately 72% of the capital of Groupe Diwan for a cash consideration of 28.2 million euros. Groupe Diwan, an integration company specializing in systems, networks and telecoms infrastructure management and security, is listed on Alternext stock exchange. In accordance with Alternext rules and the General Regulation of the French stock market regulatory authority (Autorité des Marchés Financiers - AMF), France Telecom Group made a standing market offer (“garantie de cours”) to Groupe Diwan shareholders at a price per share equal to the price paid by the Group for the controlling block. Subsequently France Telecom Group made a buyout offer for the remaining shares. Pursuant to these transactions, which took place in November and December 2006, France Telecom Group acquired an additional interest of 27.51% for 11 million euros and owns 99.51% of Groupe Diwan. The company has since been delisted.

Goodwill relating to this transaction amounted to 47 million euros.

•	Acquisition of an additional interest in Jordan Telecommunications Company (JTC)

On April 4, 2006, France Telecom acquired an additional 12% interest (45,241,056 shares) in Jitco from Arab Bank for a cash consideration of 60 million euros. Pursuant to this transaction, France Telecom owns 100% of Jitco, holding company of Jordan Telecommunications Company (JTC), the historical telecoms operator in Jordan. Goodwill relating to this transaction amounted to 20 million euros.

On July 5 and November 30, 2006, France Telecom successively acquired 10% and then 1% less one share (27,499,999 shares) of JTC, company consolidated using the proportionate consolidation, from the Jordanian government for a cash consideration of 145 million euros. Pursuant to these transactions, France Telecom owns 51% less one share of JTC. By virtue of amendments made to the shareholders’ agreement with the Jordanian government, France Telecom controls and therefore fully consolidates JTC from July 5, 2006. Goodwill relating to these two transactions amounted to 85 million euros.

Remeasurement of the assets and liabilities of JTC led to the recognition of trademarks for 14 million euros, licenses for 8 million euros, subscriber bases for 169 million euros and related deferred tax liabilities for 48 million euros (see Note 13).

Including the minority interests, these transactions had a positive impact on equity of 280 million euros, of which 59 million euros on equity attributable to equity holders of France Telecom S.A..

The change in the consolidation method for Jordan Telecommunications Company resulted in an increase in net cash by 137 million euros.

•	Acquisition of an additional interest in Amena and impacts of the Spanish entities merger

In March 2006, in accordance with the undertakings made in November 2005 upon the acquisition of 79.4% of Auna, France Telecom acquired an additional 0.61% interest in Auna (now France Telecom Operadores de Telecomunicaciones SA (FTOT)) from the minority shareholders for a cash consideration of 49 million euros, raising its shareholding to 80%. In addition, FTOT acquired an additional 1.4% interest in Retevision Movil SA (Amena), for a cash consideration of 106 million euros, raising its shareholding to 99.3%. The additional goodwill arising on these transactions amounted to 92 million euros.

In May and July 2006, France Telecom received 124 million euros pursuant to the purchase price adjustment provisions. These price adjustments were recorded as a deduction from goodwill.

On July 31, 2006, in accordance with the undertakings made in November 2005, FT España, FTOT and Amena merged into FT España. The minority shareholders of FTOT and Amena received shares in FT España in exchange for their interests. After the merger, France Telecom’s ownership interest in FT España is 79.29%. As IASs/IFRSs do not specifically address this type of transaction with minority shareholders nor the resulting decrease in ownership interest, France Telecom applied the accounting treatment described in Note 2.1.2. The merger was treated as an acquisition of the minority interests in FTOT and Amena followed by the disposal of 20.71% of FT España. Goodwill arising on the acquisition of the minority interests in FTOT and Amena amounted to 1,126 million euros. The disposal of 20.71% of FT España resulted in a gain of 129 million euros. Due to the preemption right and call option held by France Telecom over these minority interests, the gain was deferred and recorded in “Other non-current liabilities” at December 31, 2006 (see Note 29.1).

Pursuant to the merger, certain assets recognized in the consolidated financial statements upon the acquisition of Auna in November 2005 became tax deductible. Consequently, the deferred tax liabilities recognized at the time of the acquisition in connection with these assets were reversed, of which 709 million were reversed against goodwill.

Following these transactions, goodwill amounted to 4,840 million euros at December 31, 2006.

Main disposals

•	Disposal of France Telecom Mobile Satellite Communications (FTMSC)

On 31 October 2006, France Telecom sold all of its shareholding in FTMSC (7,965,655 shares) to Apax Partners France for an amount of 52 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax related to this transaction amounted 10 million euros.

•	Disposal of PagesJaunes Group

On 11 October 2006, France Telecom disposed of its 54% shareholding in PagesJaunes Group (150,546,830 shares) to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR) for an amount of 3,287 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax related to this transaction amounted to 2,983 million euros. After repayment of intercompany loans and impact of the cash sold, the disposal had a net impact on Group cash of 2,697 million euros.

PagesJaunes Group is presented in the financial statements as a discontinued operation. The net result of the operations of PagesJaunes and net gains on disposal are reported under net income of discontinued operations.

The main aggregates comprising net income of discontinued operations for the periods presented are as follows:

	Year ended
(in millions of euros)	December 31, 2006 (1)	December 31, 2005	December 31, 2004
Net revenues	822	1,061	978
Gross operating margin	361	463	407
Operating income	339	400	343
Finance costs, net	11	11	20
Income tax	(122)	(149)	(148)

Net income generated by PagesJaunes	228	262	215

Gain on disposal of PagesJaunes, before tax	2,983	386	199
Tax	—	—	—
Gain on disposal of PagesJaunes, after tax	2,983	386	199

Net income of discontinued operations	3,211	648	414

(1)	Corresponds to the net result of the operations of PagesJaunes until the disposal date.

The net cash flows attributable to PagesJaunes for the periods presented are as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Net cash provided by operating activities	275	264	362
Net cash provided by or used in investing activities (1)	2	1	(88)
Net cash used in financing activities	(280)	(254)	(268)

(1)	Including investments in property, plant & equipment and intangible assets: 24 millions euros in 2006, 12 million euros in 2005 and 8 million euros in 2004.

•	Disposal of Ypso shares

In January 2006, France Telecom disposed of its 20% shareholding in Ypso, a cable network operator, for 44 million euros. The gain on disposal before tax related to this transaction amounted to 84 million euros.

YEAR ENDED DECEMBER 31, 2005

Main acquisitions

•	Increased stake in Orange Slovensko

On November 9, 2005, France Telecom acquired 36.1% of Orange Slovensko (representing 12,197,012 shares) for a total cash consideration of USD 628 million (502 million euros). This transaction raised the Group’s total stake in the company from 63.9% to 100%. Goodwill relating to this transaction amounted to 375 million euros. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 for an amount of 500 million euros (see Note 19). On November 9, 2005, this liability was reversed to reflect the cash paid out.

•	Acquisition of Amena shares

Details of the transaction

According to the terms of an agreement signed July 29, 2005 with the shareholders of Auna, France Telecom acquired 28,971,688 Auna shares and 260,554 Multimedia Cable shares on November 8, 2005 for a total cash consideration of 6.4 billion euros. As a result of the acquisition, France Telecom held 79.4% of Auna shares. Auna has a 97.9% stake in Retevision Movil SA, the mobile operator trading under the name of “Amena”, and referred to as Amena in the document. Goodwill relating to this transaction amounted to 4,454 million euros.

Auna and Retevision Movil SA have been fully consolidated from the acquisition date. Their measurement and presentation principles applied in accounting for these companies have been harmonized with those of France Telecom.

Cost and purchase price allocation

The Group identified the assets and liabilities acquired in order to determine how Auna’s purchase price should be allocated. The main items were as follows:

(in millions of euros)
Cash paid out for the acquisition	6,342

Direct costs attributable to the acquisition	87

Purchase price consideration (1)	6,429

Liabilities assumed (price guarantee given, see below)	258

Total acquisition cost	6,687

Allocation
Assets acquired, net (2)	(638)
Trademark	(360)
License	(568)
Existing subscriber base	(2,230)
Deferred tax liabilities	1,105
Attributable to minority interests on remeasurement	458

Goodwill	4,454

(1)	Of which 60 million euros in charges were outstanding at December 31, 2005.
(2)	Of which 79.4% was allocated to Auna, and 77.7% to Amena.

The trademark was measured according to the royalty savings methodology, which takes the present value of fees that would have been paid to a third party for use of the trademark had the Group not owned it.

The licenses were measured globally according to the Greenfield method, using the present value of future cash flows for a new entrant onto a new market.

The existing subscriber base was measured by taking the future cash flow generated by existing customers at the acquisition date.

The preliminary allocation of the acquisition price was determined according to Amena’s situation on November 8, 2005. Any changes in value, including price adjustments, will be taken into account over the allocation period (12 months from the transaction date).

Breakdown of net assets acquired:

(in millions of euros)	Historical cost at November 8, 2005	Fair value at November 8, 2005
Intangible assets, net	411	3,569
Property, plant and equipment, net	1,870	1,870
Net deferred tax assets	1,868	1,868
Other non-current assets	13	13

Total non-current assets	4,162	7,320

Inventories, net	47	47
Trade receivables, net	390	390
Cash and cash equivalents	331	331
Other current assets	96	96

Total current assets	864	864

Other non-current financial debt and derivatives	(2,632)	(2,632)
Deferred tax liabilities	—	(1,105)
Other non-current liabilities	(200)	(200)

Total non-current liabilities	(2,832)	(3,937)

Other current financial debt and derivatives	(267)	(267)
Current provisions	(34)	(34)
Trade payables	(939)	(939)
Other current liabilities	(133)	(133)

Total current liabilities	(1,373)	(1,373)

Net assets fully acquired	821	2,874
Assets and liabilities attributable to minority interests	(183)	(641)
Net assets acquired attributable to equity holders of France Telecom S.A.	638	2,233

Price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil SA (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom.

At the end of this period, and for an initial period of one month, the minority shareholders may approach France Telecom in order to determine whether it is interested in buying their shares, in which case discussions could begin.

After this one-month period, and for a period of six months, certain minority shareholders may decide to sell all of their shares provided that they received from a third party a “Bona Fide Offer”, defined as an offer at least equal to a floor valuation of the shares as established by two investment banks. After receiving the “Bona Fide Offer”, the minority shareholders are required to notify France Telecom, which may decide to acquire the shares or not.

In the event that France Telecom chooses not to exercise its preemption right, it undertakes to indemnify the minority shareholders for the difference, if negative, between the price of the “Bona Fide Offer” and 90% of the price of each Auna share acquired by France Telecom, plus capitalized annual interest of 4.5% (the “Guaranteed Price »). This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at the acquisition date for an amount of 258 million euros.

After the six months, minority shareholders may ask for their shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share.

As from three years and seven months after November 8, 2005 and until the fifth anniversary of the acquisition date, France Telecom holds a call option on the shares held by the minority shareholders, that may be exercised at a price equal to the higher of (i) the fair value of the shares; and (ii) the Guaranteed Price.

Other information

Revenue and net income for the financial year 2005, including Amena for the full year, would have been 51,715 million euros and 6,369 million euros, respectively.

Amena’s net income is included within that of France Telecom as from the acquisition date, and amounts to (243) million euros, of which (224) million euros corresponds to the impairment loss taken on the Amena trademark, net of the deferred tax effect (see Note 7).

In 2006, France Telecom plans to merge Auna, Retevision Movil SA and France Telecom España, which operates the Group’s fixed telephony and internet business in Spain under the Wanadoo banner.

•	Increased stake in Orange Dominicana

On September 8, 2005, France Telecom acquired 14.0% of Orange Dominicana (representing 2,454,019 shares) for a cash consideration of USD 37.7 million (30.3 million euros), raising the Group’s total stake in the company from 86.0% to 100.0%. Goodwill relating to this transaction amounted to 24 million euros. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 for an amount of 19 million euros. On September 8, 2005, this liability was reversed to reflect the cash paid out.

•	Increased stake in Wirtualna Polska

On September 8, 2005, TP Group acquired 19.5% of Wirtualna Polska, representing 873,485 shares, for a cash consideration of PLN 221 million (54.7 million euros), raising its interest in the company from 80.5% to 100%. At December 31, 2005, goodwill relating to this transaction amounted to 22 million euros.

•	Increased stake in Orange Romania

On April 13, 2005, France Telecom acquired 23.5% of Orange Romania (representing 220,390,775 shares) for a cash consideration of USD 527.5 million (404.2 million euros), raising the Group’s total stake in the company from 73.3% to 96.8%. Goodwill relating to this transaction amounted to 272 million euros.

•	Acquisition of all of Equant’s assets and liabilities

On February 10, 2005, France Telecom announced that it had signed a definitive agreement with Equant NV for the acquisition by France Telecom of all the assets and liabilities of Equant that it did not already own. Equant is France Telecom’s 54.1%-owned subsidiary specialized in global communications services for businesses. The agreement’s final terms were approved by France Telecom’s Board of Directors on February 9, 2005, during which an independent expert attested to the fairness, from a financial point of view, of the terms of the offer for Equant NV’s minority shareholders. At this meeting, the legal counsel, comprising one Dutch and one French legal expert, confirmed, after completion of the requisite due diligence, that the transaction was in compliance with corporate governance rules, applicable regulations (particularly stock market regulations) and the corporate interests of France Telecom and Equant NV.

Equant NV’s shareholders approved the transaction during their extraordinary general meeting of May 24, 2005. The assets were transferred on May 25, 2005 for a total amount of 578 million euros, and Equant NV was wound up on December 31, 2005. The proceeds of the sale were paid to Equant NV shareholders on May 25, 2005 on the basis of 4.30 euros per Equant share.

An amount of 12 million euros in acquisition-related costs was capitalized. Goodwill relating to the assets acquired amounted to 214 million euros.

Other changes in the scope of consolidation

•	Exchange of Sonaecom shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix against shares in their parent company Sonaecom. The exchange was realized through a share issue reserved for France Telecom. Following this operation, France Telecom held 23.7% of Sonaecom’s capital (70,276,868 shares), representing 250 million euros based on the share price at the transaction date. At December 31, 2005, the net gain on disposal before tax was 113 million euros (see Notes 8 and 31). France Telecom’s interest in Sonaecom is consolidated by the equity method.

This operation led to the cancellation of the conditional commitments concerning Clix signed by France Telecom and Sonae, a shareholder in Sonaecom. New agreements between France Telecom and Sonae have been signed (see Note 32).

•	Sonatel

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel was fully consolidated with effect from July 1, 2005. France Telecom’s interest in Sonatel was previously consolidated according to the proportional method. The remeasurement of the assets and liabilities of Sonatel and its subsidiaries led to the recognition of 288 million euros in existing subscriber bases in France Telecom’s consolidated financial statements, and the corresponding deferred tax liability of 79 million euros, which had a net impact on equity of 209 million euros (see Note 13). After taking account of minority interests, full consolidation of Sonatel had a positive impact on equity of 469 million euros, including 83 million euros on equity attributable to equity holders of the Group.

•	Tele Invest II

On January 17, 2005, France Telecom acquired 3.57% of the shares of TP SA, which were previously held by Tele Invest II. The price paid by France Telecom to Tele Invest II was 351 million euros, enabling Tele Invest to fully pay down its 349 million euros debt (see Note 22). Tele Invest II shares were deconsolidated following this operation.

Main disposals

•	Transfer of PTK-Centertel shares to TP SA 4

On November 4, 2005, TP SA acquired 34% of PTK-Centertel from FT Mobiles International, a wholly-owned subsidiary of France Telecom, for a cash consideration of PLN 4.88 billion. As a result of this transaction, TP SA owns 100% of its mobile subsidiary PTK-Centertel and France Telecom’s shareholding in PTK-Centertel decreased from 65.3% as of December 31, 2004 to 47.5% as of December 31, 2005. This transaction is a transfer of consolidated shares within the France Telecom Group. As IASs/IFRSs do not specifically address such transaction, the Group applied the accounting policy described in Note 2.1.2. The shares of PTK-Centertel acquired by TP SA were maintained at historical cost and the gain on the transfer was fully eliminated in the accounts of TP SA. As the minority interests were adjusted to reflect the change in their share in the equity of TP SA and PTK-Centertel with a corresponding opposite effect on the Group retained earnings, the profit and loss and the shareholders’ equity remain unchanged.

•	Delivery of STMicroelectronics shares

On August 6, 2002, France Telecom issued bonds exchangeable for STMicroelectronics NV (“STM”) shares. In August 2005, France Telecom redeemed all of the remaining bonds in circulation on August 6, 2005 (the maturity date) by delivering STM shares on the basis of 1.25 STM share per bond, in accordance with the conditions attached to the bonds. At December 31, 2005, the net gain on disposal before tax related to this transaction amounted to 162 million euros (see Notes 8, 15, 21, 31 and 32). France Telecom no longer holds any STM shares.

•	Sale of Mobilcom shares

On May 2, 2005, France Telecom announced the sale of its 27.3% interest in Mobilcom AG to Texas Pacific Group (TPG), a US investment fund, for a total consideration of 265 million euros. France Telecom continues to own 1% of MobilCom. At December 31, 2005, the net gain on disposal before tax related to this transaction was 265 million euros (see Notes 8, 15, 16 and 33).

•	Sale of cable activities

Further to their announcement of December 22, 2004, France Telecom, the Canal+ group and TDF sold their cable network activities to the Ypso consortium, controlled by the fund manager Cinven and 10%-owned by cable operator Altice, on March 31, 2005. At December 31, 2005, the net gain before tax related to this transaction amounted to 18 million euros (see Notes 4 and 32).

Within the scope of this transaction, France Telecom sold to the Ypso group its France Telecom Câble subsidiary, as well as the cable networks that it owned and that were operated by France Telecom Câble or NC Numéricâble, a subsidiary of the Canal+ group. The total consideration for the sale amounted to 348 million euros. France Telecom and the Canal+ group each hold 20% of Ypso, representing an immaterial amount. France Telecom’s interest in Ypso is subject to put and call options (see Note 32). The operation is shown on the consolidated statement of cash flows net of a shareholder’s loan amounting to 37 million euros granted by France Telecom to Ypso Holding. This shareholder’s loan was paid down in full in December 2005 when Ypso arranged refinancing, enabling France Telecom to cash in 76 million euros. In January 2006, France Telecom sold its interest in Ypso and consequently, all options were cancelled.

Under the terms of this transaction, France Telecom agreed not to distribute audiovisual programs via cable networks in France (excluding ADSL in particular) for a period of two years.

•	Sale of 8% of the capital of PagesJaunes

On February 10, 2005, France Telecom sold 22,303,169 shares, or 8% of the share capital, of PagesJaunes to institutional investors through an accelerated placement for a price of 440.5 million euros, as a result of which its interest in PagesJaunes group was reduced to 54%. At December 31, 2005, the net gain on disposal before tax related to this transaction was 386 million euros.

•	Sale of Tower Participations

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of 400 million euros. At December 31, 2005, the net gain on disposal before tax related to this transaction was 377 million euros (see Notes 8, 15 and 32).

•	Sale of Intelsat

On January 28, 2005, Intelsat announced its merger with Zeus Holding. Pursuant to this transaction, France Telecom sold the entirety of its stake in Intelsat (5.4%) for a consideration of USD 164 million. The net gain on disposal before tax related to this transaction was 51 million euros (see Notes 8 and 16).

YEAR ENDED DECEMBER 31, 2004

Main acquisitions

•	Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004, raising its interest in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 1.0% of Orange SA shares acquired by France Telecom amounted to 249 million euros.

•	Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (offre publique mixte simplifiée d’achat et d’échange) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.9% of the capital. As consideration for the shares acquired, France Telecom issued 64,796,795 new France Telecom shares - representing a total acquisition cost of 1,344 million euros based on France Telecom’s closing share price of 20.75 euros on April 28, 2004, the date on which the French Financial Markets Council (Conseil des marchés financiers — CMF) published the results of the offer - and paid 1,805 million euros in cash.

On June 29, 2004, France Telecom filed a public tender offer (offre publique de retrait) followed by a compulsory purchase procedure (retrait obligatoire) relating to outstanding shares in Wanadoo, at a price of 8.86 euros per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of 553 million euros, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of 15 million euros before tax.

At December 31, 2004, goodwill corresponding to the additional 29.1% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to 1,276 million euros.

Other changes in the scope of consolidation

•	Tele Invest

On October 12, 2004, France Telecom acquired a 10% stake less one share of TP SA, previously owned by Tele Invest. The price paid by France Telecom to Tele Invest was 1,902 million euros, enabling Tele Invest to fully pay down its debt of the same amount. Tele Invest shares were deconsolidated following this operation.

Main disposals

•	STMicroelectronics

On March 9, 2004, France Telecom redeemed all of the bonds exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004. Subsequently, the Group indirectly carried out a block sale of the 30 million shares initially underlying these bonds on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available at that date, i.e. 3.3% of STM’s capital. The net impact on cash of this transaction for France Telecom amounted to 472 million euros, and the net gain on disposal before tax was 249 million euros (see Note 8).

At December 31, 2004 France Telecom indirectly held (via FT1CI) 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005.

•	Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters — its partner in the joint venture — for USD 110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to 89 million euros and the net gain on disposal before tax was 73 million euros (see Note 8).

•	Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash proceeds generated by France Telecom on this transaction amounted to 610 million euros, and the corresponding gain on disposal before tax was 38 million euros (see Note 8). Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at 90 million euros.

•	Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco — True Corporation Public Company Limited (formerly Telecom Asia) and CP Group — on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 16).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.9%-owned subsidiary.

•	PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (Autorité des marché financiers - AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.9% of the capital. The placing price was set at 14.40 euros per share for institutional investors and 14.10 euros per share for private investors. In addition, 4,739,610 new shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to 1,443 million euros and the net gain on disposal before tax amounted to 199 million euros (see Note 8).

•	Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of 1 euro. The value of this investment had been written down to zero in France Telecom’s financial statements at January 1, 2004. France Telecom offered no contractual guarantees as part of the disposal agreement.

NOTE 5 - REVENUES

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Personal Communication Services (a)	27,745	23,535	20,564
France	9,882	9,773	8,365
United Kingdom	5,874	5,832	5,833
Spain	3,353	536	—
Poland	1,934	1,598	1,247
Other	6,920	5,991	5,290
Intra-segment eliminations	(218)	(195)	(171)

Home Communication Services (b)	22,487	22,534	22,440
France	17,657	17,718	18,002
Poland	3,048	3,141	3,011
Other	2,005	1,837	1,584
Intra-segment eliminations	(223)	(162)	(157)

Enterprise Communication Services (c)	7,652	7,785	8,235
Business network legacy	4,063	4,726	5,542
Advanced business network	1,879	1,702	1,442
Extended business services	836	747	640
Other business services	874	610	611

Inter-segment eliminations (d)	(6,182)	(5,772)	(5,954)

Total (a) + (b) + (c) + (d)	51,702	48,082	45,285

France Telecom generates substantially all of its revenues from services.

NOTE 6 - OPERATING INCOME AND EXPENSE

6.1 Labour expenses

Labour expenses break down as follows:

	Year ended
(in millions of euros )	December 31, 2006	December 31, 2005	December 31, 2004
Average number of employees(1) (full time equivalents)	189,028	191,775	199,547

Wages and employee benefit expenses (a)	(8,592)	(8,464)	(8,574)
o/w - Wages and salaries	(6,460)	(6,385)	(6,488)
- Social security charges	(2,157)	(2,120)	(2,314)
- Capitalized labour expenses (2)	547	543	505
- Other labour expenses (3)	(522)	(502)	(277)
Employee profit sharing (b)	(346)	(349)	(250)
Share-based compensation (c)	(30)	(158)	(374)
o/w - Employee share offer	0	(106)	(248)
- Stock options	(30)	(52)	(126)

Total (a-) + (b) + (c)	(8,968)	(8,971)	(9,198)

(1)	Of whom approximately 38.2% are French civil servants at December 31, 2006 (39.7% at December 31, 2005 and 42.5% at December 31, 2004).
(2)	Capitalized labour expenses correspond to labour expenses included in the cost of assets produced by the Group.
(3)	Of which other short-term employee benefits (315 million euros at December 31, 2006) and payroll taxes (162 million euros at December 31, 2006).

6.2 External purchases

External purchases can be analyzed as follows :

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Commercial expenses (1)	(7,780)	(6,442)	(5,660)
Service fees and inter-operators costs	(8,053)	(7,440)	(6,222)
Other external purchases (2)	(6,976)	(6,041)	(5,768)

Total external purchases	(22,809)	(19,923)	(17,650)

(1)

Commercial expenses include (i) purchases of handsets and other products sold, (ii) retail fees and commissions, and advertising, promotional, sponsoring and rebranding costs. Advertising, promotional, sponsoring and rebranding costs amounted to (1,305) million euros at December 31, 2006, (1,170) million euros at December 31, 2005 and (1,063) million euros at December 31, 2004.

(2)

Other external purchases include overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT costs, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

6.3 Other operating income

(in millions of euros)	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
Total other operating income (1)	473	410	562

(1)

Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables written off, income from universal service, income relating to damage to lines, and penalties and reimbursements received.

6.4 Other operating expense

Other operating expense breaks down as follows:

(in millions of euros)	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
Taxes other than income tax (1)	(1,586)	(1,317)	(1,239)
Impairment losses on trade receivables	(316)	(332)	(326)
Other expenses and changes in provisions (2)	(333)	(503)	(542)

Total other operating expense	(2,235)	(2,152)	(2,107)

(1)	Including business tax for an amount of (1,047) million euros at December 31, 2006, (1,022) million euros at December 31, 2005 and (1,002) million euros at December 31, 2004.
(2)

Other expenses and changes in provisions mainly comprise costs, additions to and reversals from utilized and surplus provisions associated with penalties, litigation, royalties and patents. In 2006, this item mainly included a 129 million euro reversal of provisions for post-employment benefits (see Notes 3 and 26). Before the transfer of responsibility for social welfare and cultural benefits to France Telecom’s Works Council, some post-employments benefits were managed directly by the company and had been provisioned in accordance with IAS 19. France Telecom believes that the transfer has extinguished its legal and constructive obligations in respect of these benefits and therefore reversed the 129 million euro provision previously taken. In 2005, it included the (256) million euro fine imposed by the Competition Council (Conseil de la Concurrence) and a 199 million euro reversal of the FTM Liban provision (see Notes 3 and 33). In 2004, it included a 121 million euro reversal of the MobilCom provision.

NOTE 7 - IMPAIRMENT

Impairment tests are carried out annually, or when indicators show that assets may be impaired. This note sets out the main changes in the cash-generating units (CGUs) identified in the France Telecom Group, the groups of cash-generating units which are tested for impairment, goodwill where applicable, and the key assumptions used to determine recoverable amounts.

7.1 Changes in and definition of CGUs and groups of CGUs

Definition of cash-generating units

At December 31, 2006, the France Telecom Group had 33 CGUs, generally corresponding to an operation in a particular country. Each CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The CGUs break down as follows by primary business segment:

	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
Personal Communication Services	21	21	20
Home Communication Services	10	10	10
Enterprise Communication Services (c (1)	2	4	4

Total	33	35	34

(1)

At December 31, 2006, three CGUs were merged following the absorption of Transpac’s activities and the integration of Equant’s activities within France Telecom’s Enterprise business. The second CGU in the Enterprise segment corresponds to the activities of the Globecast sub-group.

Changes in the level of goodwill impairment testing

To carry out the impairment tests, goodwill acquired within a business combination is allocated to each CGU or group of CGUs likely to benefit from acquisition-related synergies. These CGUs or groups of CGUs represent the level at which these assets are monitored for internal management purposes. CGUs are combined within a business or geographic sector, as permitted under IAS 36 “Impairment of Assets”. The main items of goodwill are tested at the level of the following CGUs or groups of CGUs:

Year ended
December 31, 2006	December 31, 2005 and December 31, 2004

Orange goodwill:

Tested at the level of each CGU historically forming part of the Orange sub-group (Personal Communication Services in France, the United Kingdom, Netherlands, Switzerland, Belgium, Romania, etc.).

Orange goodwill: Tested at the level of the group of sixteen CGUs in the Personal Communication Services corresponding to the former Orange sub-group.

Amena goodwill: Tested at the level of the Personal Communication Services - Spain CGU.	Amena goodwill: Tested at the level of the Personal Communication Services - Spain CGU.

Wanadoo goodwill: Tested at the level of each CGU historically forming part of the Wanadoo sub-group (Home Communication Services in France, the United Kingdom, Netherlands and Spain).	Wanadoo goodwill: Tested at the level of the group of four CGUs in the Home Communication Services segment corresponding to the former Wanadoo sub-group.

TP sub-group goodwill: Tested at the level of the group of two CGUs corresponding to the Personal and Home activities in Poland.	TP sub-group goodwill: Tested at the level of the group of two CGUs corresponding to the Personal and Home activities in Poland.

PagesJaunes sub-group goodwill: Tested at the level of the group of three CGUs corresponding to the Directories business in Europe.

As the level at which return on investment is monitored has changed, the level of goodwill impairment testing has also changed accordingly. Until June 30, 2006, goodwill on the sixteen Personal operations (corresponding to sixteen CGUs), which formed part of the sub-group headed by Orange SA in 2000, were tested at the level of that group. Similarly, the four broadband Internet operations which formed part of the Wanadoo sub-group were tested at the level of that group. Within each business line, return on investment is now monitored on a country basis. In accordance with the principles set out in Note 2.3.7, the goodwill on these former sub-groups has been reallocated to each of the constituent CGUs. The allocation was made in proportion to the fair values of each CGU as of November 30, 2006, the date on which the impairment test was carried out.

Net book values of CGUs and groups of CGUs at December 31, 2006:

Net book values of the CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful lives arising from business combinations (except for the Orange trademark, which is tested separately) and assets with finite useful lives (property, plant and equipment, intangible assets with finite useful lives and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs or groups of CGUs.

(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life (1)
	(Net book value)	o/w impairment
Personal - France	12,852
Personal - UK	1,662	2,350
Personal - Spain	4,841
Personal - Switzerland	621
Personal - Romania	1,806
Personal - Belgium	934
Personal - Slovakia	712
Home - France	2,142
Home - UK	325
Home - Spain	248
Poland (Personal and Home)	2,781	275	208
Enterprise	308
Other	2,285	175	4,214

Total	31,517	2,800	4,422

(1)	Intangible assets with an indefinite useful life mainly comprise the Orange and Telekomunikacja trademarks recognized in the Group’s consolidated balance sheet.

7.2 Key assumptions used to determine recoverable amounts of the main CGUs and groups of CGUs

Basis for calculating recoverable amounts:

Recoverable amount is the higher of value in use and fair value less costs to sell. France Telecom has calculated the fair value less costs to sell, and value in use of each of its CGUs:

-

Fair value less costs to sell represents the best estimate of the amount the Group would receive if it sold the CGU. Fair value calculated on November 30, 2006 was estimated on the basis of: (i) the discounted present value of future cash flows over a five-year period, plus a residual value based on a flat growth rate to perpetuity, (ii) 2006 revenue and EBITDA multiples for comparable companies adjusted for a control premium; and (iii) revenue and EBITDA multiples for comparable transactions applied in line with 2006.

-

Value in use corresponds to the present value of estimated future net cash flows based on three/ five-year budgets and business plans. Cash flow projections beyond the five-year timeframe are extrapolated by applying a flat growth rate to perpetuity (or declining growth rate over two to three years), not exceeding the average expected long-term growth rate for the sector.

Key assumptions used to determine recoverable amounts:

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar in nature. They include:

-

market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

-	the level of investment spends, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

Other assumptions also influence the estimation of recoverable amounts, as summarized in the table below:

Main CGUs and groups of CGUs	Personal - France	Personal - United Kingdom	Personal - Spain	Home - France	Enterprise excl. Globecast, Globecast	Poland - Home and Personal
Basis of recoverable amount	Fair value	Value in use	Value in use	Fair value	Fair value	Value in use

Source used	Budget and plans	Budget and plans	Budget and plans	Budget	Budget	Budget and plans

	5-year cash flow projections	5-year cash flow projections	5-year cash flow projections	EBITDA multiples	EBITDA multiples	5-year cash flow projections

Growth rate to perpetuity	1.0%	2.0%	2.0%	N/A	N/A	0.0% to 3.0%

Post-tax discount rate(1)	8.5%	9.0%	8.5%	N/A	N/A	11.3%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use:

Personal - United Kingdom: 11.7%; Personal - Spain: 11.3%; Home - Poland: 11.7%; Personal - Poland: 11.6%.

Among the main CGUs or groups of CGUs listed above:

–	An impairment loss has been taken against Home and Personal - Poland and Personal - UK (see below);

–

For Personal - France, Home - France and Enterprise excluding Globecast, the Group considers it improbable that there will be a change in valuation parameters that would bring the recoverable amount of these entities equal to their book value;

–

For Personal – Spain, whose value in use at 100% exceeds book value by over 400 million euros, a discount rate of 0.3% more than the rate used or a growth rate to perpetuity of 0.4% less than the rate used would reduce the value in use to book value.

7.3 Impairment, net of reversals

(in millions of euros)	Year ended
	December 31, 2006			December 31, 2005				December 31, 2004
	Goodwill	Assets with a finite useful life	Assets with in indefinite useful life	Goodwill		Assets with a finite useful life	Assets with in indefinite useful life	Goodwill	Assets with a finite useful life	Assets with in indefinite useful life
Personal - UK	(2,350)
Personal -Netherlands	(175)
Poland (Personal and Home)	(275)	(21)		(11	)(1)	6
Spain			(14)				(345)
Enterprise (2)							(191)	(534)	(184)
Other		(70)				(38)			5

Total	(2,800)	(91)	(14)	(11)		(32)	(536)	(534)	(179)	—

(1)	In respect of Wirtualna Polska (see Note 4).
(2)	In respect of Equant.

The (2,350) million euro impairment loss taken against the Personal - UK CGU was mainly due to a change in the level at which return on investment is monitored (see Note 7.1). The allocation of goodwill on the former Orange sub-group has significantly increased the net book value of the assets comprising this CGU. The impairment loss taken against the Personal - Netherlands CGU stems from the same source.

For Poland, the impairment loss is based on the business plan prepared by the company’s management and stems from an increase in the discount rate to 11.3% (against 9.5% for Home and 10.5% for Personal previously), to take account of the uncertainty generated by the local regulatory environment. Long-term growth rates remain unchanged (0% for Home and 3% for Personal).

As part of the NexT plan, a number of trademarks acquired in business combinations have been abandoned. A specific impairment loss or an accelerated depreciation charge has been taken against these trademarks over their residual lives. The trademarks concerned are Equant in the sum of (191) million euros at December 31, 2005, and Amena in the sum of (345) million euros at December 31, 2005 and (14) million euros at December 31, 2006.

NOTE 8 - GAINS AND LOSSES ON DISPOSAL OF ASSETS

The main disposals are set out in Note 4.

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Sale of cable activities	84	18	—
Exchange of Sonaecom shares	25	113	—
Other disposals	10	30	51
Sale of Tower Participations	—	377	—
Sale of Mobilcom shares	—	265	—
STMicroelectronics	—	162	249
Eutelsat (gain deferred in 2003)	—	74	—
Sale of Intelsat	—	51	—
Disposals of property, plant and equipment and intangible assets	(24)	43	46
Sale of Radianz shares	—	—	73
Sale of Pramindo shares	—	—	57
Sale of Orange Denmark shares	—	—	38
Dilution impacts	—	4	51
Other (1)	2	(48)	158

Total	97	1,089	723

(1)

Mainly includes impairment losses on securities and receivables relating to non consolidated companies. At December 31, 2004, this item principally related to business wind-ups, of which 61 million euros was attributable to Telinvest.

NOTE 9 - RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Public service secondment costs	(47)	(52)	(25)
Early retirement plan	(280)	(182)	—
Contributions to the Works’ Committee in respect of early retirement plans	(13)	(83)	—
Restructuring plans (1)	(227)	(137)	(156)

Total	(567)	(454)	(181)

(1)

At December 31, 2006, it relates mainly to TPSA for 74 million euros and Orange in the UK for 39 million euros. At December 31, 2005, it relates mainly to Equant for 60 million euros. At December 31, 2004, it relates mainly to TP Group for 34 million euros and Equant for 28 million euros.

NOTE 10 - FINANCE COSTS, NET

	Year ended
(in millions of euros )	December 31, 2006	December 31, 2005	December 31, 2004
Cost of net financial debt (1)	(2,625)	(2,876)	(3,697)
Other net financial expense (2)	(530)	(182)	56

Financial expense, net (a)	(3,155)	(3,058)	(3,641)
Foreign exchange gains (losses) (3) (b)	26	(147)	144
Discounting expense (c)	(122)	(162)	(148)

Finance costs, net (a) + (b) + (c)	(3,251)	(3,367)	(3,645)

(1)

Including interest rate derivatives, interest income and income from receivables (164 million euros at December 31, 2006, 168 million euros at December 31, 2005 and 167 million euros at December 31, 2004).

(2)

Includes dividends received, changes in fair value of assets and liabilities measured at fair value, and any financial expense or income recognized following a restructuring of financial debt. At December 31, 2006, this mainly includes the change in fair value of the price guarantee given to the minority shareholders of FT España for an amount of (258) million euros (see Notes 4 and 19), the change in fair value of a bond issue for an amount of (189) million euros and the impact of redeeming perpetual bonds redeemable for shares (TDIRA) for an amount of (103) million euros (see Note 21). At December 31, 2005, it mainly includes the impact of consolidating the France Telecom S.A. carry-back receivable for an amount of (147) million euros (see Notes 17 and 31). At December 31, 2004, it mainly includes the change in fair value of the STMicroelectronics bonds redeemable for shares for an amount of 108 million euros (see Note 4).

(3)	Including foreign currency derivatives.

NOTE 11 - INCOME TAX

11.1 France Telecom Group tax proof

Income tax for 2006 is based on the application of the effective tax rate on pre-tax profit for the year ended December 31, 2006. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense on continuing operations and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Net income from continuing operations before tax	3,737	7,131	5,125
Impairment of goodwill	2,800	11	533

Net income from continuing operations before tax and impairment of goodwill	6,537	7,142	5,658

Statutory income tax rate	34.43%	34.93%	35.43%

Theoretical tax	(2,250)	(2,494)	(2,005)

Share of profits (losses) of associates	8	7	11
Recognition of share-based compensation	(12)	(69)	(135)
Recognition (derecognition) of tax losses	136	614	(287)
Difference in tax rates	233	147	136
Change in local tax rate	(271)	—	(230)
Capital gains and losses of equity investments not taxable at the statutory tax rate	14	351	257
Price guarantee granted to the minority shareholders of FT España (see Note 4)	(89)	—	—
Other	51	25	(76)

Effective tax	(2,180)	(1,419)	(2,329)

11.2 Income tax benefit/(charge)

The income tax split between the tax consolidation groups and the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
France tax group	(1,280)	(1,245)	(1,808)
- Current taxes	(22)	0	(70)
- Deferred taxes	(1,258)	(1,245)	(1,738)

UK tax group	74	33	(102)
- Current taxes	37	(2)	(189)
- Deferred taxes	37	35	87

Spain tax group	(327)	131	—
- Current taxes	(3)	0	—
- Deferred taxes	(324)	131	—

TP Group (1)	(102)	(94)	(114)
- Current taxes	(156)	(163)	(71)
- Deferred taxes	54	69	(43)

Other subsidiaries	(545)	(244)	(305)
- Current taxes	(447)	(374)	(375)
- Deferred taxes	(98)	130	70

Tax benefit/(charge)	(2,180)	(1,419)	(2,329)
- Current taxes	(591)	(539)	(705)
- Deferred taxes	(1,589)	(880)	(1,624)

(1)	TP Group is not a member of a tax consolidation group.

France tax consolidation group

The deferred tax charge in 2006 for the France tax consolidation group mainly consists of:

•	Use of tax loss carryforwards amounting to (1,465) million euros.

•	Recognition of deferred tax assets over the period amounting to 416 million euros due to a reappraisal of their recoverability

France Telecom S.A. and its main direct or indirect subsidiaries have been subject to audit by the French Tax Administration since January 2006, covering the financial years 2000 to 2004 inclusive. The audit has not yet been completed.

In 2005 and 2004, the deferred tax charge for the France tax group also included the use of tax loss carryforwards and, to a lesser extent, impacts related to the recoverability horizon. In 2004, the deferred tax charge more particularly included the derecognition of tax loss carryforwards relating to Wanadoo SA and Wanadoo France together with the change in the corporate income tax rate in France.

Spain tax group

At December 31, 2006, the tax charge mainly consisted in the decrease in the Spanish corporate income tax rate measured at (271) million euros. In 2005, the tax benefit mainly stemmed from the tax effect of abandoning the Amena brand (121 million euros).

11.3 Balance sheet tax position

	Year ended
	December 31, 2006			December 31, 2005	December 31, 2004
(in millions of euros)	Assets	Liabilities	Net	Net	Net
France tax group
- Current taxes	194	33	161 (1)	249 (2)	(33)
- Deferred taxes (3)	6,667	—	6,667	7,950	9,144

UK tax group
- Current taxes	27	—	27	(10)	(69)
- Deferred taxes	—	1,567	(1,567)	(1,588)	(1,572)

Spain tax group
- Current taxes	1	—	1	1	—
- Deferred taxes	1,470	2	1,468	894	—

TP Group (4)
- Current taxes	2	121	(119)	(17)	30
- Deferred taxes	26	22	4	(49)	(118)

Discontinued operations.
- Current taxes	—	—	—	(11)	(66)
- Deferred taxes	—	—	—	28	26

Other subsidiaries
- Current taxes	23	312	(289)	(236)	(205)
- Deferred taxes	88	159	(71)	65	11

Net balance sheet income tax
- Current taxes	247	466	(219)	(24)	(343)
- Deferred taxes	8,250	1,749	6,501	7,300	7,491

(1)	Including 139 million euros in respect of the 2001 carryback which matures in 2007.
(2)	Including 235 million euros in respect of the 2000 carryback which matures in 2006.
(3)

At December 31, 2006, for the France tax group, the deferred tax liabilities relating to the perpetual bonds redeemable for shares (TDIRA) and bonds convertible and/or exchangeable into new or existing France Telecom shares (OCEANE) (see Note 21) have been offset against the tax group’s deferred tax assets for an amount of 319 million euros.

(4)	TP Group is not a member of a tax consolidation group.

The balance sheet tax position by classes of temporary difference breaks down as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
	Net	Net	Net
Provisions for early retirement plans	887	1,095	1,190
Property, plant and equipment and intangible assets (1)	(1,229)	(2,304)	(1,351)
Tax loss carryforwards	6,347	7,698	7,224
Other differences	496	811	428

Net deferred taxes — France Telecom Group	6,501	7,300	7,491

(1)

In 2006, following the merger between FT España, FTOT and Amena, some assets recognized upon allocation of the acquisition cost of Amena became partially tax deductible. In 2005, following the acquisition of Amena, 1,105 million euros of deferred tax liabilities were recognized upon allocation of the cost of acquisition to the brand , licenses and subscriber bases.

At December 31, 2006 unrecognized deferred tax assets for France Telecom Group amount to 6.4 billion euros (7.4 billion euros in 2005).

Deferred tax assets arising on tax loss carryforwards are not recognized under certain circumstances specific to each company/tax consolidation group concerned, such as:

–

Entities which cannot evidence there is sufficient probability that they will use the tax loss carryforwards against future taxable profits, due to forecasts and uncertainties as to the economic environment;

–	Entities which have not yet begun to use the loss carryforwards;

–	Entities which do not expect to use the losses within the timeframe allowed by tax regulations;

–	tax losses which are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

11.4 Changes in Group net deferred taxes

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance (balance sheet asset position)	7,300	7,491	9,154

Changes in the scope of consolidation (1)	(60)	685	1
Recognition in net income of continuing operations	(1,589)	(880)	(1,624)
Recognition in net income of discontinued operations	(9)	2	2
Recognition in equity	(13)	42	(29)
Translation adjustments and other items (2)	872	(40)	(13)

Closing balance (balance sheet asset position)	6,501	7,300	7,491

(1)	In 2006, this item includes (48) million euros in respect of the Jordanian companies, corresponding to the effect of remeasuring assets and liabilities following the change in consolidation method.

In 2005, this item included 763 million euros in respect of Amena, and (79) million euros in respect of Sonatel. In respect of Amena, the amount of 763 million euros corresponds to 1,868 million euros in deferred tax assets, mainly on tax loss carryforwards, and 1,105 million euros in deferred tax liabilities, mainly on the effect of the allocation of the acquisition price to the brand , licenses and subscriber bases. In respect of Sonatel, this reflects the effect on the subscriber bases recorded following the remeasurement of assets and liabilities due to the change in consolidation method.

(2)

In 2006, this item includes the derecognition of a deferred tax liability for an amount of 893 million euros by offset against goodwill for an amount of 709 million euros (see Note 4) and against minority interests for an amount of 184 million euros, following the merger between FT España, FTOT and Amena.

NOTE 12 - GOODWILL

The principal goodwill items arising from fully or proportionally consolidated subsidiaries can be analyzed by business segment as follows:

	Year ended
	December 31, 2006			December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Accumulated impairment losses	Net	Net	Net
Personal Communications Services	27,907	(2,537)	25,370	27,276	21,587
Home Communications Services (1)	6,162	(323)	5,839	5,958	5,740
Enterprise Communications Services	963	(655)	308	255	32
Directories	—	—	—	237	230

Total	35,032	(3,515)	31,517	33,726	27,589

(1)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” group of CGUs (see Note 7).

Movements in the net book value of goodwill are as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	33,726	27,589	26,537
Acquisitions (1)	565	5,471	1,555
Disposals (2)	(248)	(19)	(329)
Impairment (3)	(2,800)	(11)	(534)
Translation adjustment (4)	265	730	397
Reclassifications and other items	9	(34)	(37)

Closing balance	31,517	33,726	27,589

(1)

Including, in 2006: FT España (386 million euros) and JTC (104 million euros) (see Note 4). Including, in 2005: Amena (4,454 million euros), Orange Slovensko (375 million euros), Orange Romania (272 million euros), and Equant (214 million euros) (see Note 4). Including, in 2004, 1,276 million euros in respect of the acquisition of minority interests in Wanadoo, and 249 million euros relating to the compulsory purchase procedure (offre de retrait obligatoire) and the Orange liquidity contract (see Note 4).

(2)

Including, in 2006, 237 million euros relating to the sale of PagesJaunes Group (see note 4). Including, in 2004, 237 million euros relating to the sale of Orange Denmark and 88 million euros relating to the flotation of 36.9% of PagesJaunes’ capital.

(3)	See Note 7.
(4)

At December 31, 2006, this item mainly related to Orange in the UK (272 million euros). At December 31, 2005, it mainly related to Orange in the UK (478 million euros) and TP Group (165 million euros). At December 31, 2004, it mainly related to TP Group (373 million euros - see Note 30).

NOTE 13 - INTANGIBLE ASSETS, NET

	Year ended
	December 31, 2006				December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Accumulated depreciation	Impairment	Net	Net	Net
Telecommunications licenses (1)	10,891	(2,433)	—	8,458	8,696	8,024
Trademarks (2)	5,097	—	(674)	4,423	4,337	4,366
Subscriber bases (3)	6,196	(4,055)	(4)	2,137	2,445	186
Software	8,283	(4,787)	(25)	3,471	3,062	2,807
Other	1,061	(667)	(170)	224	325	249

Total	31,528	(11,942)	(873)	18,713	18,865	15,632

(1)	See below.
(2)	The breakdown of trademarks per group of CGUs is shown in Note 7.
(3)	At December 31, 2006, the net value of subscriber bases mainly relates to FT España (1,796 million euros), Sonatel (197 million euros) and the Jordanian companies (146 million euros).

Movements in the net book values of intangible assets were as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	18,865	15,632	15,865
Acquisitions of intangible assets (1)	1,790	1,466	1,025
Impact of changes in the scope of consolidation (2)	179	3,901	(162)
Disposals	(13)	(3)	(5)
Depreciation and amortization on continuing operations	(2,372)	(1,975)	(2,013)
Depreciation and amortization on discontinued operations	(5)	(4)	(4)
Impairment (3)	(63)	(553)	(63)
Translation adjustment (4)	209	422	145
Reclassifications and other (5)	123	(21)	844

Closing balance	18,713	18,865	15,632

(1)	Including discontinued operations for an amount of 19 million euros at December 31, 2006 (7 million euros at December 31, 2005 and 2 million euros at December 31, 2004).
(2)

In 2006, this item mainly relates to the Jordanian companies for an amount of 206 million euros. In 2005, it mainly related to FT España for an amount of 3,569 million euros (subscriber bases, licenses and trademark), and Sonatel and its subsidiaries for an amount of 315 million euros (see Note 4). In 2004, it mainly related to Orange Denmark for an amount of 146 million euros.

(3)

In 2005, this item mainly concerned impairment losses taken on the Amena trademark for 345 million euros, and on the Equant trademark for 191 million euros (see Note 7). In 2004, it related solely to Equant, mainly in respect of the impairment loss taken on the Equant trademark for an amount of 43 million euros (see Note 7).

(4)	In 2006, this item relates mainly to Orange UK for an amount of 152 million euros (282 million euros in 2005).
(5)	In 2004, this mainly concerns reclassifications from property, plant and equipment to intangible assets (see Note 14).

Details of the Group’s principal intangible assets (telecommunications licenses)

France Telecom’s commitments under licenses awarded are disclosed in Note 32.

(in millions of euros)	Cost	Net	Residual useful life (1)
GSM	799	462	8.7
UMTS (2)	6,101	5,131	14.9
United Kingdom	6,900	5,593

GSM	188	179	13.2
UMTS (2)	639	582	13.2
Spain	827	761

GSM	281	266	14.3
UMTS (2)	629	534	14.6
France	910	800

GSM (2 licenses)	158	51	6.8 to 7.7
UMTS (2)	426	399	15.9
Poland	584	449

Other (3)	1,670	854

Total telecommunications licenses	10,891	8,458

(1)	In number of years at December 31, 2006.
(2)	UMTS mobile network licenses are amortized on a straight-line basis from the date on which the network is technically ready to market services.
(3)	This item mainly relates to licenses in the Netherlands, Belgium and Egypt.

NOTE 14 - PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended
	December 31, 2006				December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Accumulated depreciation	Impairment	Net	Net	Net
Land and buildings	6,354	(2,700)	(461)	3,193	3,255	5,510
Networks and terminals	72,057	(48,298)	(230)	23,529	23,937	19,848
IT equipment	3,536	(2,555)	—	981	945	897
Other	2,087	(1,486)	(82)	519	433	247

Total	84,034	(55,039)	(773)	28,222	28,570	26,502

Movements in the net book value of property, plant and equipment can be analyzed as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	28,570	26,502	28,972
Acquisitions of property, plant and equipment (1) and (2)	5,286	4,679	4,140
Impact of changes in the scope of consolidation (3)	148	2,171	(243)
Disposals and retirements	(106)	(305)	(144)
Depreciation and amortization on continuing operations	(5,452)	(5,049)	(5,989)
Depreciation and amortization on discontinued operations	(4)	(6)	(6)
Impairment (4)	(42)	(15)	(116)
Translation adjustment (5)	(74)	619	791
Reclassifications and other (6)	(104)	(26)	(903)

Closing balance	28,222	28,570	26,502

(1)	Including discontinued operations for an amount of 5 million euros at December 31, 2006 (5 million euros at December 31, 2005 and 6 million euros at December 31, 2004).
(2)	Including 37 million euros acquired under finance leases at December 31, 2006 (3 million euros at December 31, 2005 and 24 million euros at December 31, 2004).
(3)

In 2006, this item mainly relates to the Jordanian companies for an amount of 174 million euros. In 2005, it related mainly to FT España (1,870 million euros) and Sonatel and its subsidiaries (222 million euros). In 2004, it related mainly to the impact of the sale of Orange Denmark for an amount of 250 million euros.

(4)

In 2006, this item mainly relates to FCR Vietnam. In 2004, it comprised the 121 million impairment loss taken on Equant’s property, plant and equipment, which was split proportionally according to the net book value of the related assets (see Note 7).

(5)	In 2005, the translation adjustment relates mainly to TP Group (335 million euros) and Orange UK (90 million euros). In 2004, it related mainly to TP group (816 million euros).
(6)	In 2004, this item mainly included reclassifications of property, plant and equipment as software (see Note 13).

Property, plant and equipment held under finance leases:

	Year ended
	December 31, 2006	December 31, 2005
(in millions of euros)	Net	Net
Land and buildings	208	222
Networks and terminals	400	454
IT equipment	19	17

Total	627	693

Capitalized expenditure during 2006:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005
	Net	Net
External purchases	731	621
Labour expenses	313	352
Other	19	76

Total	1,063	1,049

NOTE 15 - INTEREST IN ASSOCIATES

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	321	370	607
Dividends (1)	(4)	(113)	(2)
Share of profits (losses)	24	20	30
Impact of change in scope of consolidation (2)	33	320	6
Purchases of minority interests	—	—	12
Disposals of securities (3)	(1)	(320)	(278)
Translation adjustments	—	25	(11)
Reclassifications and other	(13)	19	6

Closing balance	360	321	370

(1)	Including, in 2005, 112 million euros in dividends in respect of BlueBirds Participations France.
(2)	Including, in 2005, 250 million euros in respect of the exchange of Sonaecom shares (see Note 4), and 70 million euros relating to One GmbH (see Note 16).
(3)

Including, in 2005, 221 million euros in respect of the disposal of STMicroelectronics shares (see Notes 4, 21, 31 and 32) and 93 million euros in respect of the sale of Tower Participations (see Notes 4, 8 and 32). Including, in 2004, 219 million euros in respect of the sale of STMicroelectronics shares and 47 million euros in respect of Radianz.

The net book values of France Telecom’s interests in associates are as follows:

		Year ended
Company (in millions of euros)	Main activity	% interest December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2004
Tower Participations SAS (1)	Broadcasting and audiovisual transmission	—	—	—	93
BlueBirds Participations France	Holding vehicle for indirect interest in Eutelsat Communications	20.0	26	6	52
FT1CI (1)	Holding vehicle for investments in STMicroelectronics	—	—	—	196
Sonaecom (1)	Telephone operator in Portugal	19.2	273	250	—
MobilCom (2)	Telephone operator in Germany	—	—	—	0
One GmbH (3)	Telephone operator in Austria	17.5	42	55	—
Other		—	19	10	29

Total			360	321	370

(1)	Companies sold or acquired during 2005 (see Note 4).
(2)	A 27.3% stake in MobilCom was sold during 2005 (see Note 4). The residual 1% interest has been reclassified under “Assets available for sale” (see Note 16).
(3)	See Note 16.

NOTE 16 - ASSETS AVAILABLE FOR SALE

France Telecom’s assets available for sale are as follows:

		Year ended
		December 31, 2006	December 31, 2005	December 31, 2004
(in millions of euros)	% interest	Fair value	Fair value	Fair value
Bull SA (1) and other instruments	10.1%	59	94	47
Intelsat	—	—	—	105
Optimus (Portugal)	—	—	—	142
One GmbH (formerly Connect Austria)	—	—	—	98
Mobilcom (1) and (2)	1%	15	12	—
Investment funds (3)	—	54	60	91
Other companies	—	50	56	116

Total non-consolidated investments		178	222	599

Deposits relating to in-substance defeasance and cross-lease operations (QTE leases) (4)	—	106	—	—
Other financial assets at fair value(5)	—	54	41	16

Total assets available for sale		338	263	615

(1)	Listed company.
(2)	Residual interest after sale of shares in 2005 (see Notes 4 and 15).
(3)	Principally in research and development.
(4)

In 2006, this item includes 30 million and 76 million euros respectively in respect of Orange Switzerland and France Telecom S.A. QTE leases. Deposits arising on specific transactions offset part of the related gross debt. These deposits are included in the calculation of net financial debt (see Notes 19 and 32).

(5)	Assets available for sale include marketable securities and investments held for over one year.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Opening balance	263	615	727

Change in fair value (1)	(5)	(1)	(28)
Other changes (2)	80	(351)	(84)

Closing balance	338	263	615

(1)	Recorded under equity in the reserve related to assets available for sale (see Note 30).
(2)

As of 2006, certain assets related to QTE Leases, which were previously included in “Other non-current financial assets and derivatives” are now classified as “Assets available for sale” (see Note 17). In 2005, this mainly concerns (i) sale of Intelsat shares (see Note 4); (ii) exchange of Optimus shares for Sonaecom shares (see Notes 4 and 15); and (iii) consolidation of One GmbH by the equity method as of January 1, 2005 (see Note 15). In 2004, it mainly concerned the sale of shares in satellite organizations.

NOTE 17 - OTHER FINANCIAL ASSETS AND DERIVATIVES

17.1	Other non-current financial assets and derivatives

	Year ended
	December 31, 2006			December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Provisions	Net	Net	Net
Cash collateral paid (1)	459	—	459	639	1,129
Carryback receivables (2)	—	—	—	139	1,706
Deposits relating to in-substance defeasance operations and QTE leases (1) and (3)	96	—	96	233	760	(4)
Other (5)	497	(146)	351	356	506

Total loans and receivables (a)	1,052	(146)	906	1,367	4,101

Non-current derivatives (assets) (1)	81	—	81	139	184
Total financial assets at fair value (b)	81	—	81	139	184

Other non-current financial assets and derivatives (a) + (b)	1,133	(146)	987	1,506	4,285

(1)	These items are included in the calculation of net financial debt (see Note 19).
(2)

In 2005, this item included a France Telecom S.A. carryback receivable recognized in respect of 2001 for 139 million euros, which was reclassified as “Current tax assets” in 2006 (see Note 11). In 2004, this item included a France Telecom S.A. carryback receivable recognized in respect of 2001 for 1,471 million euros, which was deconsolidated in 2005 (see Notes 31 and 32), and a France Telecom S.A. carryback receivable recognized in respect of 2000 for 235 million euros, which was reclassified as “Current tax assets” in 2005 (see Note 11).

(3)

In 2006, this item only concerns Orange Switzerland. In 2005, it included 146 million and 80 million euros respectively in respect of Orange Switzerland and France Telecom S.A. (127 million and 69 million euros respectively in 2004). These deposits, arising on specific transactions, offset part of the related gross debt (see Notes 19 and 32).

(4)	Deposits relating to the in-substance defeasance operations of Orange UK (564 million euros at December 31, 2004) were repaid during first-half 2005 after a first demand guarantee was set up.
(5)	This item mainly concerns security deposits and various loans, in addition to advances and downpayments on non-current assets.

17.2 Other current financial assets and derivatives

	Year ended
	December 31, 2006			December 31, 2005	December 31, 2004
(in millions of euros)	Cost	Provisions	Net	Net	Net
Derivatives (current assets) (1)	41	—	41	64	56
Financial assets at fair value (1) and (2)	505	—	505	39	240

Total financial assets at fair value (a)	546	—	546	103	296

Receivables from non-consolidated companies and current accounts	43	(1)	42	50	16
Other	11	—	11	52	—

Total loans and receivables (b)	54	(1)	53	102	16

Other current financial assets and derivatives (a) + (b)	600	(1)	599	205	312

(1)	These items are included in the calculation of net financial debt (see Note 19).
(2)	Mainly negotiable bills and investments in mutual funds (fonds communs de placement and SICAV).

17.3 Additional disclosures on provisions

(in millions of euros)
Opening balance	January 1, 2006	(156)

Change in provisions for impairment in value		(3)
Translation adjustments		13
Impact of changes in the scope of consolidation		(1)

Closing balance	December 31, 2006	(147)

- o/w non-current		(146)
- o/w current		(1)

NOTE 18 - TRADE RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

18.1 Trade receivables, net

Gross trade receivables amounted to 7,892 million euros at December 31, 2006 (8,385 million euros at December 31, 2005 and 7,929 million euros at December 31, 2004).

Valuation allowances relating to trade receivables amounted to 1,136 million euros at December 31, 2006 (1,264 million euros at December 31, 2005 and 1,340 million euros at December 31, 2004).

18.2 Other current assets

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
VAT receivable	1,223	1,261	1,514
Other taxes receivable	56	35	211
Employee and payroll-related receivables	29	24	81
Employee share offers (1)	53	149	402
Kulczyk Holding transaction (2)	—	—	51
Advances and down payments relating to non-current assets	50	53	73
Other (3)	377	395	453

Total	1,788	1,917	2,785

(1)	This item corresponds to the amount paid by employees to France Telecom S.A. within the scope of share offers reserved for current and former employees (see Notes 27 and 29).
(2)	At December 31, 2004, payment to be made in relation to the transaction with Kulczyk Holding.
(3)

Other receivables include, inter alia, the funds of a submarine cable management consortium managed by France Telecom on behalf of other operators, representing an amount of 87 million euros compared with 117 million euros at December 31, 2005 and 89 million euros at December 31, 2004 (see Note 29).

18.3 Prepaid expenses

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Prepaid external purchases	513	504	461
Other prepaid operating expenses	67	68	199

Total	580	572	660

NOTE 19 - NET FINANCIAL DEBT

Net financial debt as defined and used by France Telecom S.A. corresponds to the total gross financial debt (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and financial assets at fair value, (iv) certain deposits paid on specific transactions (if the related debt is included in gross financial debt), and adjusted for the impact of the effective portion of cash flow hedges.

19.1 Balance sheet items included in the calculation of net financial debt

		Balance sheet items			o/w contribution to net financial debt
(in millions of euros)		December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
Equity attributable to equity holders of France Telecom S.A.		26,794	24,860	14,451		—	—
o/w Effective portion of cash flow hedges (1)		(85)	(168)	(101)	(85)	(168)	(101)
Exchangeable or convertible bonds (non-current)		30,829	34,218	34,222	30,829	34,218	34,222
Other non-current financial debt and derivatives		7,234	8,418	8,571	7,234	8,418	8,571
Exchangeable or convertible bonds, and other current financial debt and derivatives		8,057	9,193	11,480	8,057	9,193	11,480
Accrued interest payable		1,240	1,396	1,172	1,240	1,396	1,172

Equity and liabilities included in the calculation of net financial debt					47,275	53,057	55,344

Assets available for sale		338	263	615
o/w	Deposits related to cross-lease operations (2)	106	—	—	106	—	—
Other non-current financial assets and derivatives		987	1,506	4,285
o/w	Cash collateral paid	459	639	1,129	459	639	1,129
	Deposits related to cross-lease operations and other financial assets related to financial debt	96	233	760	96	233	760
	Non-current derivatives (assets)	81	139	184	81	139	184
Other current financial assets and derivatives		599	205	312
o/w	Current derivatives (assets)	41	64	56	41	64	56
	Financial assets at fair value	505	39	240	505	39	240
Cash and cash equivalents		3,970	4,097	3,153	3,970	4,097	3,153

Assets included in the calculation of net financial debt					5,258	5,211	5,522

Net financial debt					42,017	47,846	49,822

(1)

The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

(2)	Certain assets related to QTE leases were included in “Other non-current financial assets and derivatives” at December 31, 2005 and December 31, 2004.

19.2 Analysis of net financial debt by composition and maturity

The table below provides a breakdown of net financial debt by category and repayment schedule:

(in millions of euros)	Note	2007	2008	2009	2010	2011	2012 and beyond	Total due in more than one year	Total at December 31, 2006	Total at December 31, 2005	Total at December 31, 2004
Bonds (1)	21	3,417	4,827	3,816	2,858	3,972	15,356	30,829	34,246	37,510	39,089
Bank loans	22	2,110	1,562	1,095	689	250	124	3,720	5,830	7,894	5,564
Finance lease liabilities (2)		66	71	95	103	118	1,206	1,593	1,659	1,703	1,709
Derivatives (liabilities) (3)	23	36	361	522	4	765	179	1,831	1,867	1,654	2,056
Accrued interest payable (4)		1,240	—	—	—	—	—	—	1,240	1,396	1,172
Treasury bills		977	—	—	—	—	—	—	977	1,209	1,293
Bank overdrafts		197	—	—	—	—	—	—	197	166	346
Other financial liabilities (5)		1,254	—	1	—	7	82	90	1,344	1,693	4,216

Gross financial debt (a)		9,297	6,821	5,529	3,654	5,112	16,947	38,063	47,360	53,225	55,445

Derivatives (assets)	17 and 23	41	21	11	29	—	20	81	122	203	240
Cash collateral paid	17	—	—	—	—	—	459	459	459	639	1,129
Other financial assets	16 and 17	—	—	—	—	—	202	202	202	233	760
Financial assets at fair value	17 and 20	505	—	—	—	—	—	—	505	39	240
Cash and cash equivalents	20	3,970	—	—	—	—	—	—	3,970	4,097	3,153

Total (b)		4,516	21	11	29	—	681	742	5,258	5,211	5,522

Effective portion of cash flow hedges (6) (c)		(1)	(8)	—	—	(49)	(27)	(84)	(85)	(168)	(101)

Net financial debt (a) - (b) + (c)		4,780	6,792	5,518	3,625	5,063	16,239	37,237	42,017	47,846	49,822

(1)	By convention, the maturity date used for the perpetual bonds redeemable for France Telecom shares (TDIRAs) is their last maturity date (see Note 21).
(2)	Finance lease liabilities primarily include:

–

Liabilities associated with Orange UK’s in-substance defeasance operations, totalling 1,216 million euros at December 31, 2006 (1,214 million euros at December 31, 2005), for which the final settlement payments are due after 2017. At December 31, 2004, this liability was offset in the amount of 564 million euros by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease. These guarantee deposits were reimbursed in 2005 after a first demand guarantee was set up (see Notes 17 and 32).

–

Orange Switzerland’s liability related to QTE leases, amounting to 116 million euros at December 31, 2006 (146 million euros at December 31, 2005 and 127 million euros at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Notes 16 and 17).

–

France Telecom S.A.’s liability related to QTE leases, amounting to 73 million euros at December 31, 2006 (80 million euros at December 31, 2005 and 69 million euros at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 16).

(3)

At December 31, 2006, includes the change in value of the price guarantee given to the minority shareholders of FT España amounting to 516 million euros (258 million euros at December 31, 2005) (see Notes 4 and 10).

(4)

Excluding derivatives. This line includes accrued interest on perpetual bonds redeemable for shares (TDIRA) for an amount of 223 million euros (281 million euros at December 31, 2005). This accrued interest was posted under the caption “Other financial liabilities” at December 31, 2004 for an amount of 548 million euros.

(5)	This line item comprises :

–

gross debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK (1,221 million euros at December 31, 2006, 1,210 million at December 31, 2005 and 1,460 million at December 31, 2004);

–

commitments to purchase minority interests (put options), amounting to 30 million euros at December 31, 2006 (73 million euros at December 31, 2005 and 547 million euros at December 2004). At December 31, 2005, these commitments related mainly to Amena for 49 million euros. At December 31, 2004, these commitments related mainly to Orange Slovensko for 500 million euros (see Note 32);

–

at December 31, 2005, the carryback liability corresponding to the contra-entry recorded in relation to the recognition in assets of the carryback receivable sold (1,508 million euros at December 31, 2004) (see Notes 11, 17, 31 and 32). This receivable did not qualify for recognition. It was reimbursed in 2006 (see Note 31).

(6)

The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

19.3 Covenants

The covenants on the Group’s borrowings and credit lines are presented in Note 24.4.

In addition, the Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the marked-to-market impact of all off-balance sheet operations with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A.., the amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency “euro borrower/US dollar lender” swaps in the derivatives portfolio. A fall in the US dollar leads to a decrease in the market value of these off-balance sheet hedging instruments and therefore an increase in the amount of cash collateral paid, and vice-versa. However, the amount of cash collateral fell in 2006 following the maturity of cross-currency swaps contracted to hedge the USD 2 billion bond issue redeemed on March 1, 2006. The cash collateral amounted to 459 million euros at December 31, 2006 (639 million euros at December 31, 2005 and 1,129 million euros at December 31, 2004), and is included under “Other non-current financial assets and derivatives” (see Notes 17 and 32).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32).

19.4 Analysis of net financial debt by currency

(equivalent value in millions of euros at the year-end closing rate)	EUR	USD	GBP	CHF	PLN	Other	Total
Analysis of net financial debt by currency of issue (1)	30,005	5,719	5,587	264	226	216	42,017
Nominal amount of currency derivatives	5,010	(5,689)	(391)	(6)	1,499	(423)	—

Analysis of net financial debt after taking account of derivatives	35,015	30	5,196	258	1,725	(207)	42,017

(1)	Including the market value of derivatives in local currency.

19.5 Analysis of net financial debt by entity

	Year ended
(equivalent value in millions of euros at the year-end closing rate)	December 31, 2006	December 31, 2005	December 31, 2004
France Telecom S.A.	35,502	40,471	45,126
TP Group	1,869	2,092	1,863
FT España	1,832	2,797	(21	)(1)
Other (2)	2,814	2,486	2,854

Total	42,017	47,846	49,822

(1)	Excluding Amena, acquired in 2005 (see Note 4).
(2)

At December 31, 2006 including 1,180 million euros in net financial debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK (1,170 million euros at December 31, 2005 and 1,419 million euros at December 31, 2004).

NOTE 20 - CASH AND CASH EQUIVALENTS AND FINANCIAL ASSETS AT FAIR VALUE

Cash and cash equivalents and financial assets at fair value included in net financial debt are as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Term deposits	232	518	662
Certificates of deposit	904	1,490	840
Treasury bills	—	56	339
Mutual funds (SICAV and FCP)	1,499	—	—
Other	59	106	125

Cash equivalents (a)	2,694	2,170	1,966

Banks (b)	1,276	1,927	1,187

Total cash and cash equivalents (a) + (b) = (c)	3,970	4,097	3,153

Financial assets at fair value(1) (d)	505	39	240

Total cash and cash equivalents and financial assets at fair value (c) + (d)	4,475	4,136	3,393

(1)	See Note 17.

NOTE 21 - BONDS

The table below provides an analysis of bonds by issuer:

	Note	Year ended
(in millions of euros)		December 31, 2006	December 31, 2005	December 31, 2004
France Telecom S.A. - bonds convertible, exchangeable or redeemable into shares	21.1	1,098	1,074	1,438
France Telecom S.A. - perpetual bonds redeemable for shares (TDIRAs)	21.2	3,386	3,835	3,994
France Telecom S.A. - other bonds	21.3.1	28,328	30,791	31,771
TP Group	21.3.2	1,370	1,748	1,822
Other issuers		64	62	64

Total bonds		34,246	37,510	39,089

The effective global interest rate on bonds before swaps breaks down as follows:

–	France Telecom S.A.: 6.50% at December 31, 2006 (6.55% at December 31, 2005);

–	TP Group: 6.75% at December 31, 2006 (6.80% at December 31, 2005).

21.1 France Telecom S.A. : bonds convertible, exchangeable or redeemable into shares

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), OCEANE bonds are broken down into liability and equity components. At December 31, 2006, this breakdown is as follows:

–	a liability component of 1,098 million euros;

–	an equity component before deferred taxes of 97 million euros.

The liability component of bonds convertible, exchangeable or redeemable into shares can be analyzed as follows:

Bonds convertible, exchangeable or redeemable into shares

(in millions of euros)	Initial currency	Initial amount issued	Initial maturity	Nominal interest rate (%)	Year ended
					December 31, 2006		December 31, 2005	December 31, 2004
STM bonds exchangeable for shares (1)	EUR	442	2005	6.750	—		—	386
OCEANE bonds (2)	EUR	1,150	2009	1.600	1,098	(3)	1,074	1,052

Total bonds convertible, exchangeable or redeemable into shares					1,098		1,074	1,438

(1)	In 2005, see Note 4. These bonds with a face value of 20.92 euros were measured at their market value on December 31, 2004 (see Note 4).

(2)

Bonds with a face value of 2,581 euros convertible or exchangeable for new or existing France Telecom shares (OCEANE). These bonds are redeemable or exchangeable as from October 20, 2004, at a rate of 100.297 France Telecom shares per bond, i.e. a conversion price of 25.73 euros per share (the initial rate of 100 France Telecom shares per bond was adjusted to take into account the September 2005 capital increase). These bonds are classified as hybrid instruments.

(3)

At December 31, 2006, the amortized cost impact on OCEANE bonds convertible and/or exchangeable into new or existing France Telecom shares was 45 million euros (versus 21 million euros at December 31, 2005 and a negative impact of 1 million euros at December 31, 2004).

21.2 France Telecom S.A. : perpetual bonds redeemable for shares (TDIRAs)

Under the settlement reached with German mobile phone services provider MobilCom Holding GmbH (“MobilCom”), in which it owned 28.3% of the capital, France Telecom entered into three agreements (Assignment and Subscription Agreements) on November 30, 2002 with various creditors that had granted loans or credit facilities to MobilCom, these being (i) members of the Senior Interim Facility banking syndicate; (ii) Ericsson Credit AB; and (iii) Nokia OYJ.

Pursuant to the Assignment and Subscription Agreements, the Combined Ordinary and Extraordinary Shareholders Meeting of February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRAs) reserved for members of the banking syndicate and MobilCom equipment suppliers.

On March 3, 2003, France Telecom issued 430,705 TDIRAs with a nominal value of 14,100 euros each, representing a total amount of 6,072,940,500 euros, of which 4,820,931,000 euros was reserved for the banking syndicate (the “Bank Tranche”) and 1,252,009,500 euros for Nokia and Ericsson (the “Supplier Tranche”).

The TDIRAs are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is greater than 125% of the redemption price), based on a ratio of 384.1155 shares for one TDIRA with a nominal value of 14,100 euros for the “Bank Tranche” and 358.8350 shares for one TDIRA with a nominal value of 14,100 euros for the “Supplier Tranche”. This rate is adjusted to protect the rights of the holders according to applicable law. Consequently, the initial ratio of 300 shares for one TDIRA was adjusted in April 2003, May 2004, September 2005 and May 2006 to take account of new share issues and distributions of premiums and dividends made by France Telecom. In addition, during the first seven years, the redemption rate for the TDIRAs allocated to the Bank Tranche will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRAs were listed on Eurolist (international issuances) of Euronext Paris and were approved by the Commission des opérations de bourse on February 24, 2003 under visa no. 03-092.

Where no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRAs. The interest is recorded on an annual basis in the statement of income. When payment is deferred, identified interest and/or capitalized interest amounts will be included in liabilities in the “Accrued interest payable” line.

The TDIRAs have an initial interest rate of 5.75% from their issuance date until December 31, 2009 inclusive, and will be indexed to Euribor plus 3% thereafter. These two rates were revised downwards from January 2, 2006, to 5.25% until December 31, 2009, and 3-month Euribor plus 2.5% thereafter because France Telecom’s respective debt ratings with Moody’s and Standard & Poor’s were upgraded to Baa1 and BBB+ and because France Telecom fulfilled the share price conditions as defined in the contract (the average, weighted according to the total share transaction volume, daily weighted average stock market price for 20 consecutive trading days exceeded 30/47ths of the redemption price in force, i.e. 24.77 euros for the “Bank Tranche” and 25.29 euros for the “Supplier Tranche»).

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), perpetual bonds redeemable for shares (TDIRAs) are broken down into liability and equity components. At December 31, 2006, this breakdown was as follows:

–	a liability component of 3,386 million euros;

–	an equity component before deferred taxes of 1,173 million euros.

The liability component of perpetual bonds redeemable for shares (TDIRAs) breaks down as follows:

	Year ended
(in millions of euros)	Number		December 31, 2006	December 31, 2005		December 31, 2004
Opening balance	347,918		3,835	3,994		4,031
Redemptions (1)	(45,746)		(513)	(190)		(100)
Impact of measuring bonds at amortized cost	—		64	31		63

Closing balance	302,172	(2)	3,386 (3)	3,835	(3)	3,994

Effective interest rate			8.32%	7.94%		8.59%
Interest expense			315	548	(4)	— (4)

(1)

In December 2006, TDIRAs were redeemed for a nominal amount of 645 million euros including 513 million euros in respect of the liability component. This redemption generated an expense of 90 million euros, which represents the difference between amortized cost and the liability/equity breakdown on the redemption date (see Note 10).

(2)	Including 215,150 TDIRAs for the “Bank Tranche” and 87,022 TDIRAs for the “Supplier Tranche”. In 2005 and 2006, TDIRAs were redeemed from bondholders in the “Bank Tranche”.
(3)	Including an amortized cost impact of 148 million euros at December 31, 2006 (107 million euros at December 31, 2005 and 81 million euros at December 31, 2004).
(4)

On January 3, 2005, France Telecom S.A. paid a total dividend of 548 million euros in respect of the financial year 2003, pursuant to a decision by its Annual Shareholders’ Meeting of April 9, 2004. This amount included 296 million euros in interest in respect of the financial year 2004, and 252 million euros in deferred interest for the financial year 2003. (The deferred interest payment results from a decision of France Telecom S.A.’s Annual Shareholders’ Meeting of May 27, 2003, not to pay dividends for 2002; consequently, France Telecom S.A. had decided to carry forward any interest due in respect of 2003).

21.3 Other bonds

Bonds are mainly issued by France Telecom S.A. and TP Group.

21.3.1 France Telecom S.A.

Other bonds				Outstanding at (in millions of euros)
Initial currency	Initial nominal amount (in millions of currency)	Maturity	Nominal interest rate %	December 31, 2006	December 31, 2005	December 31, 2004
Bonds maturing in 2005				—	—	4,400
Bonds maturing in 2006				—	2,814	2,613
FRF (3)	6,000	2007	5.750	909	914	919
EUR	1,000	2007	6.000	998	996	994
EUR	1,000	2007	3-month Euribor +0.250	999	999	998
EUR (2)	3,650	2008	6.750	3,321	3,316	3,311
FRF (3)	3,000	2008	5.400	457	456	456
FRF (3)	900	2008	4.600 until 03/13/02 then TEC10 (1) less 0.675	70	70	70
USD	500	2008	6.000	382	433	391
FRF (3)	1,500	2009	TEC10 (1) less 0.75	228	228	228
EUR	2,500	2009	7.000	2,489	2,486	2,483
FRF (3)	3,000	2010	5.700	456	455	455
EUR	1,400	2010	6.625	1,392	1,391	1,389
EUR	1,000	2010	3.000	995	993	—
USD (2)	3,500	2011	7.750	2,659	3,002	2,658
GBP (2)	600	2011	7.500	868	850	852
CAD (4)	250	2011	4.950	163	—	—
EUR	750	2012	4.625	745	744	743
CHF (4)	400	2012	2.750	245	—	—
GBP (4)	250	2012	5.500	366	—	—
EUR	3,500	2013	7.250	3,477	3,474	3,471
EUR	1,000	2015	3.625	988	987	—
CAD (4)	200	2016	5.500	130	—	—
GBP	500	2017	8.000	743	728	708
GBP	450	2020	7.250	659	646	627
GBP	350	2025	5.250	503	504	—
USD (2)	2,500	2031	8.500	1,868	2,085	1,806
EUR	1,500	2033	8.125	1,502	1,503	1,502
GBP	500	2034	5.625	716	717	697

Total other bonds issued by France Telecom S.A.				28,328	30,791	31,771

(1)	TEC10: variable-rate (constant benchmark index) with 10-year maturity, determined by the Comité de normalisation obligataire.
(2)	Bonds with coupons subject to revision if the Group’s debt rating changes.
(3)	These bonds, initially denominated in French francs, have been converted into euros.
(4)	Issued during 2006.

France Telecom S.A.’s bonds at December 31, 2006 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

21.3.2 TP Group

				Outstanding at (in millions of euros)
Initial currency	Initial amount issued (in millions of currency)	Maturity	Nominal interest rate (%)	December 31, 2006	December 31, 2005	December 31, 2004
Bonds maturing in 2005				—	—	71
Bonds maturing in 2006				—	473	494
EUR	475	2007	6.500	474	437	471
USD	800	2008	7.750	598	540	489
EUR	300	2011	4.625	298	298	297

Total bonds issued by TP Group				1,370	1,748	1,822

NOTE 22 - BANK BORROWINGS

22.1 Main borrowers

		Year ended
(in millions of euros)	Note	December 31, 2006	December 31, 2005	December 31, 2004
France Telecom S.A. (1)	22.2.1	3,160	4,345	4,305
FT España (2)	22.2.2	1,820	2,661	—
TP Group (3)		367	450	557
Tele Invest II (4)		—	—	349
Other (5) and (6)		483	438	353

Total bank borrowings		5,830	7,894	5,564

(1)	0.5 billion euros of Euro Medium Term Notes (EMTN) were issued during 2006 (1.5 billion euros in 2005 and 3.5 billion euros in 2004). No specific covenants are attached to these issues.
(2)	FT España’s bank borrowings reflect drawdowns on credit lines and are measured at fair value.
(3)	TP Group’s bank borrowings reflect drawdowns on credit lines.
(4)

On January 17, 2005, France Telecom acquired 3.57% of TP SA, previously held by Tele Invest II. The price paid by France Telecom enabled Tele Invest II to fully pay down its debt of 349 million euros (see Note 4).

(5)	At December 31, 2006, this item mainly relates to ECMS for an amount of 168 million euros (145 million euros at December 31, 2005 and 90 million euros at December 31, 2004).
(6)	This item includes 353 million euros in drawndown credit lines at December 31, 2006 (297 million euros at December 31, 2005 and 275 million euros at December 31, 2004).

The effective global interest rate on bank borrowings, before swaps, breaks down as follows:

–	France Telecom S.A.: 3.78% at December 31, 2006 (3.12% at December 31, 2005),

–	TP Group: 3.76% at December 31, 2006 (3.06% at December 2005),

–	FT España: 4.02% at December 31, 2006 (3.29% at December 31, 2005).

22.2 Credit lines

At December 31, 2006, France Telecom had the following principal bilateral and syndicated credit lines:

	Year ended December 31, 2006
	Initial currency	Euro- equivalent (in millions)	Amounts drawn down (1) (in millions of euros)
France Telecom S.A. bank overdrafts	EUR	150	—
France Telecom S.A. syndicated credit lines	EUR	8,000	—
France Telecom S.A. bilateral credit line	EUR	125	125
FT España syndicated credit line	EUR	1,820	1,820
TP Group bilateral credit lines	EUR	265	265
	PLN	348	73
	USD	28	28
TP Group syndicated credit line	EUR	550	—
	PLN	653	—
Other bilateral credit lines		182	73
Other syndicated credit lines		298	280

Total		12,419	2,664

(1)	Amounts drawn down, before the impact of currency swaps and of measurement at amortized cost. Drawdowns on these credit lines are included under “Bank borrowings” (see Note 22.1).

22.2.1 France Telecom S.A.

On June 20, 2005, France Telecom S.A. entered into an 8 billion euro syndicated credit line. It is not subject to any specific covenants in respect of compliance with financial ratios. At December 31, 2006, no amount had been drawn down under this credit line.

This facility was issued at the following terms and conditions:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
8 billion	6 years	4.25 basis points from 1 to 5 years 5 basis points beyond 5 years	14.5 basis points from 1 to 5 years 17 basis points beyond 5 years

France Telecom S.A. also set up an additional bilateral credit line of 125 million euros maturing on March 31, 2008. This facility bears interest at a rate indexed to Euribor and has been drawn down in full.

22.2.2 FT España

The terms and conditions of this syndicated credit facility are as follows:

Amount (in euros)	Maturity	Margin
1.82 billion	3.5 years	20 to 60 basis points (1)

(1)

The applicable interest rate linked to Euribor plus a margin of between 20 basis points and 60 basis points, determined by FT España’s net bank debt/EBITDA ratio (net bank debt and EBITDA as defined in the contracts with financial institutions).

At December 31, 2006, this facility was drawn down in the amount of 1,820 million euros (2,659 million euros at December 31, 2005).

22.2.3 TP Group

The terms and conditions of TP Group’s main credit lines are as follows:

Initial currency	Initial amount (in millions of currency)	Euro-equivalent (in millions)	Maturity	Fee on undrawn amounts	Benchmark rate	Margin
PLN	2,500	653	4 years	5.4 basis points	Wibor	18 basis points
EUR	550	550	7 years	8.25 basis points	3-month Euribor	22 to 37 basis points (1)

(1)	The margin depends on TP Group’s rating.

These credit lines are not subject to any specific covenants in respect of compliance with financial ratios.

NOTE 23 - DERIVATIVES

The table below provides details of the fair value of France Telecom Group’s derivatives:

(in millions of euros)	2007	2008	2009	2010	2011	2012 and beyond	Total due in more than one year	Total at December 31, 2006	Total at December 31, 2005	Total at December 31, 2004
Derivative instruments (assets)
Cash flow hedges	3	—	—	—	—	7	7	10	84	27
Fair value hedges	—	15	8	—	—	6	30	30	31	62
Trading derivatives (1)	38	6	3	30	—	6	44	82	88	151

Total derivative instruments (assets) (a)	41	21	11	30	—	19	81	122	203	240

Derivative instruments (liabilities)
Cash flow hedges	3	17	—	—	197	127	341	344	150	252
Fair value hedges	30	241	2	4	478	—	725	755	513	1,232
Trading derivatives (2)	3	103	520	—	90	52	765	768	991	572

Total derivative instruments (liabilities) (b)	36	361	522	4	765	179	1,831	1,867	1,654	2,056

(1)	Including equity derivatives: 1 million euros at December 31, 2006 (3 million euros at December 31, 2005, and 18 million euros at December 31, 2004).
(2)	Includes value of the price guarantee given to the minority shareholders of FT España for 516 million euros (see Note 4).

The Group has set up cash flow hedges covering a nominal amount equivalent to 4.2 billion euros. These hedges mainly relate to the following bond issues and bank loans:

–	in US dollars, maturing in 2011 and 2031: notional amounts hedged 1.6 billion US dollars and 2.4 billion US dollars respectively;

–	in Canadian dollars, maturing in 2011 and 2016: notional amount hedged 0.5 billion Canadian dollars;

–	in euros, maturing in 2007: notional amount hedged 0.5 billion euros.

The main fair value hedges relate principally to the following borrowings, covering a nominal amount equivalent to 2.1 billion euros:

–	two issues in dollars, maturing 2008: notional amount hedged 0.8 billion US dollars and 0.5 billion US dollars;

–	an issue in dollars, maturing 2011: notional amount hedged 1.5 billion US dollars (see Note 21.3).

NOTE 24 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

24.1 Interest rate risk management

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

24.1.1 Management of fixed-rate/variable-rate debt

The fixed-rate portion of the Group’s financial debt after swaps rose from 69.9% at December 31, 2005 to 82.7% at December 31, 2006.

This was mostly attributable to France Telecom S.A., whose fixed-rate portion rose from 71.9% to 88.4%, an increase of 5.7 billion euros mainly due to:

–	triggering of 4.1 billion euros of 3-month Euribor caps with a strike rate of 3.5%, fixing the interest rate at that level,

–	purchase of German (Bund) interest rate futures designed to protect a future issue against a rise in interest rates, fixing the debt for an amount of 0.6 billion euros,

24.1.2 Analysis of the Group’s sensitivity to changes in interest rates

•	Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

–

derivatives that do not qualify for hedge accounting increase the portion of fixed-rate net debt by around 15%. A 1% rise in interest rates on this portfolio would lead to a decrease of 127 million euros in financial expense;

–

the variable-rate portion of net financial debt after derivatives designated as hedges (excluding derivatives qualifying as trading) represents 34%. A sudden 1% rise in interest rates would lead to an increase of approximately 138 million euros in financial expense.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately 11 million euros in financial expense.

•	Sensitivity of net financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.6 billion euros, which represents 3.6% of the market value of net financial debt.

24.2 Foreign currency risk management

•	Currency risk at balance sheet level

Due to its international presence, France Telecom Group’s balance sheet is exposed to exchange rate changes. A rise in the euro affects the translation of subsidiaries’ foreign currency assets in the consolidated balance sheet. The main currencies concerned are the pound sterling and the Polish zloty.

Material foreign currency assets are hedged by debt in the same currency.

•	Currency risk at operating income level

The Group’s foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore limited.

France Telecom set up euro-zloty hedges in 2006 to reduce the currency risk related to the translation of TP Group’s operating cash flows.

At December 31, 2006, net foreign exchange gains in relation to business operations amounted to 4 million euros (14 million euros at December 31, 2005 and 20 million euros at December 31, 2004).

•	Currency risk at finance cost level

The Group’s subsidiaries finance themselves in their functional currency wherever possible.

France Telecom S.A. generally hedges its foreign currency issuance with derivatives or with assets in the same currency.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency debt of the entities bearing the principal exchange rate risks (France Telecom S.A. and TP Group). It also shows the sensitivity of these entities to a 10% change in the exchange rates of the currencies to which they are exposed.

(in millions of currency)	Currency						Total Euro- equivalent	10% exchange rate fluctuation
	USD	GBP	CHF	DKK	PLN	EUR
France Telecom S.A..	(149)	(85)	8	(26)	(370)	—	(335)	(19)
TP Group	18	—	—	—	—	(241)	(227)	(19)

Total (currency)	(131)	(85)	8	(26)	(370)	(241)

Total (euros)	(99)	(127)	5	(3)	(97)	(241)	(562)	(38)

The scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom S.A. and TP Group, i.e. a 10% decrease in the value of the euro against the US dollar, pound sterling and Danish krone, as well as a 10% increase in the euro against the zloty and Swiss franc, would lead to a foreign exchange loss of (38) million euros.

24.3	Liquidity risk management

The Group optimizes its liquidity management through:

•	Diversifying its sources of financing:

–	issuance in the short-term securities markets under the treasury bill program and the US commercial paper program.

–

regular issuance in the bond markets under the EMTN (Euro Medium Term Note) program. In 2006, France Telecom made issues in Swiss francs, yen, pounds sterling, euros and Canadian dollars to diversify its investor base.

–	France Telecom has a undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

•	Smoothing debt maturities: debt maturities are spread consistently over the next few years (see breakdown of net financial debt by maturity in Note 19.2).

•	Liquidity of investments:

France Telecom holds term deposits, mutual funds and negotiable debt securities with first-class financial institutions.

Its investments are therefore broadly very liquid and present limited counterparty risk.

The France Telecom Group works on the basis that it must be able to meet its loan repayments in the next twelve months without recourse to additional financing.

France Telecom’s liquidity position is as follows:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Available drawdowns on the new syndicated credit line	8,000	8,000	—
Available drawdowns on the syndicated credit line entered into in 2004 (1)	—	—	10,000
Authorized overdrafts	150	150	150

France Telecom S.A. credit facilities (a)	8,150	8,150	10,150

Available drawdowns under the Group’s other main credit facilities (see Note 22) (b)	1,605	768	719

Cash and cash equivalents (See Note 21) (c)	3,970	4,097	3,153
Financial assets at fair value (see Note 17) (d)	505	39	240
Bank overdrafts (e)	(197)	(166)	(346)

Liquidity position (a) + (b) + (c) + (d)	14,033	12,888	13,916

(1)	This syndicated credit line was entered into on June 22, 2004, and was cancelled on June 20, 2005 following the establishment of a new 8 billion euro syndicated credit facility (see Note 22.2).

France Telecom’s debt ratings

At December 31, 2006, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (8.7 billion euros of the outstanding balance at December 31, 2006) is subject to step-up clauses, which are triggered if the ratings assigned to France Telecom by Moody’s and Standard and Poor’s change. As France Telecom’s ratings did not change during 2006, the step-up clauses were not triggered. This amount does not include the TDIRAs in the step-up clauses described in Note 21.

24.4 Management of covenants

•	Commitments with regard to financial ratios

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

–	an interest cover ratio (EBITDA to net financial expense) equal to or greater than 6.00 (EBITDA and net financial expense as defined in the contracts);

–	a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

The financial ratios to be respected in connection with receivables securitization programs are as follows:

–

for Orange France, an interest cover ratio (EBITDA to net financial expense) greater than 4.50 and a net financial debt to EBITDA ratio less than 3.00 (net financial debt and EBITDA as defined in the contracts).

–

for Orange SA, an interest cover ratio (EBITDA to net financial expense) greater than 3.00 and a net financial debt to EBITDA ratio less than 6.00 (net financial debt and EBITDA as defined in the contracts).

If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

At December 31, 2006, the ratios calculated met the conditions required.

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

•	Commitments related to instances of default or material adverse changes

Most of France Telecom’s financing agreements, including, in particular, the 8 billion euro syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom S.A.’s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom S.A.’s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity day of the programs at December 31, 2007 (renewable maturity); (ii) accelerated payment, notably in the event of a downgrading of France Telecom’s long-term rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables, and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

•	Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

24.5	Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable bills, investments and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of non-performance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and equity. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

24.6	Market risk on shares

At December 31, 2006, France Telecom S.A. held no treasury shares and had no options to purchase its own shares.

NOTE 25 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal methods and assumptions used to estimate the fair value of financial instruments are described below.

For cash and cash equivalents and trade receivables and payables, France Telecom considers their carrying amount to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market values of non-consolidated investments in quoted companies and listed marketable securities have been estimated based on quoted market prices at the year-end. Other securities are measured using available information based on factors such as transaction value, discounted future cash flows and comparable multiples (see Notes 16 and 17).

The market value of long-term and short-term debt was determined using:

–	the estimated value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

–	the quoted market value for convertible, exchangeable and indexed bonds.

	Year ended
(in millions of euros)	December 31, 2006		December 31, 2005		December 31, 2004
	Book value	Estimated fair value	Book value	Estimated fair value	Book value	Estimated fair value
Long-term financial debt (1)	38,063	40,503	42,636	47,105	50,236	55,790
Bank overdrafts and short-term borrowings, excluding accrued interest (1)	8,057	8,069	9,193	9,305	4,037	4,027
Accrued interest on financial debt	1,240	1,240	1,396	1,396	1,172	1,172

Total	47,360	49,812	53,225	57,806	55,445	60,989

(1)	Fair values are presented net of accrued interest (except as regards derivatives).

NOTE 26 - EMPLOYEE BENEFITS

26.1 Key figures

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Pensions and other post-employment benefits	581	744	707
Other employer-related payables and payroll taxes due (1)	1,559	1,698	1,903

Total employee benefit obligations	2,140	2,442	2,610

- o/w non-current	534	679	628
- o/w current	1,606	1,763	1,982

(1)	Mainly comprises provisions for paid leave and payroll taxes payable.

26.2 Pensions and other long-term employee benefit obligations

Pensions and other long-term employee benefit obligations comprise post-employment benefits and other long-term benefits (see Note 2.3.14).

Post-employment benefits include:

- benefits other than pensions;

- retirement bonuses;

- other pension plans: France Telecom has defined benefit pension plans and defined contribution plans open to employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount.

The expense recognized in connection with the defined contribution plans totaled 1,266 million euros at December 31, 2006 (1,288 million euros at December 31, 2005 and 1,237 million euros at December 31, 2004), and mainly relates to contributions in full discharge to pension plans of civil servants among France Telecom’s personnel.

Other long-term benefits consist mainly of seniority awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

The assumptions used for the Eurozone (representing over 73% of France Telecom’s liability) are as follows:

- a long-term discount rate of 4.5% to 4.75%, and a medium-term discount rate of 4% to 4.25%;

- long-term inflation rate of 2%;

- average expected long-term increase in salaries of 2% to 2.7%;

- expected return on plan assets of 4%.

The table below provides details on the movements in value of these commitments:

	Post-employment benefits			Long- term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans (1)	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Benefit obligations at the beginning of the year	353	294	216	251	1,114	1,018	937

Service cost	22	17	6	21	66	62	42
Interest cost	15	11	7	4	37	35	39
Employee contributions	5	—	—	—	5	6	6
Amendments	—	—	—	—	—	(27)	(5)
Curtailments/settlements	—	(5)	(160)	(7)	(172)	(8)	(50)
Actuarial losses/(gains)	24	(20)	15	(2)	17	50	87
Benefits paid	(20)	(23)	(13)	(29)	(85)	(71)	(49)
Changes in the scope of consolidation	(1)	10	—	—	9	—	—
Acquisitions/disposals	—	(35)	—	(5)	(40)	30	—
Other (exchange differences)	(1)	(6)	—	(1)	(8)	19	11

Benefit obligations at the end of the year (A)	397	243	71	232	943	1,114	1,018

- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	394	—	—	—	394	383	326
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	3	243	71	232	549	731	692

(1)

The provisions of the law on social security funding concerning the abolition of the employer’s right to make employees retire before the age of 65 were validated by the Constitutional Council (Conseil constitutionnel) on December 14, 2006. These new measures will be taken into account when measuring the obligation for 2007. However, based on the 2006 assumptions, the total value of the obligation at end-2006 relating to capital-based plans would be increased by approximately 11 million euros.

Changes in plan assets break down as follows :

	Post-employment benefits			Long- term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Fair value of plan assets at the beginning of the year	203	1	—	—	204	166	148

Actuarial return on plan assets	30	—	—	—	30	15	12
Employer contributions	31	—	—	—	31	42	24
Employee contributions	5	—	—	—	5	6	6
Curtailments/settlements	—	—	—	—	—	—	(1)
Benefits paid	(19)	—	—	—	(19)	(29)	(17)
Changes in the scope of consolidation	—	—	—	—	—	—	(4)
Acquisitions/disposals	—	(2)	—	—	(2)	—	—
Other (exchange differences)	(4)	1	—	—	(3)	4	(2)

Fair value of plan assets at the end of the year (B)	246	—	—	—	246	204	166

France Telecom estimates its contributions under defined benefit plans at 24 million euros for 2007.

The following table provides a breakdown of plan assets:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Plan assets
Equities	45.7%	61.9%	65.9%
Debt securities	37.6%	29.4%	23.7%
Real estate	4.3%	1.6%	0.1%
Other	12.4%	7.1%	10.3%

Total	100.0%	100.0%	100.0%

The expected long-term return on plan assets has been determined on a plan-by-plan basis taking account of the expected return on each asset category in the portfolio. The expected return on each asset category is estimated on the basis of an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

The corresponding provisions at end-2006 are as follows:

	Post-employment benefits			Long- term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Net funded status (A) - (B)	151	243	71	232	697	910	853

Unrecognized actuarial gains/losses	(57)	(11)	(13)	—	(81)	(131)	(97)
Unrecognized prior service cost	—	(32)	(3)	—	(35)	(35)	(49)
Asset ceiling adjustment	—	—	—	—	—	—	—

Provisions	94	200	55	232	581	744	707

- o/w provisions: current	—	12	6	23	41	65	79
- o/w provisions: non-current	94	188	49	209	540	679	628

The following table provides a breakdown of the periodic pension cost:

	Post-employment benefits				Long- term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits			December 31, 2006	December 31, 2005	December 31, 2004
Service cost	21	17	6		21	65	62	42
Interest cost	15	11	7		3	36	35	40
Expected return on plan assets	(13)	—	—		—	(13)	(10)	(10)
Actuarial (gains)/losses	4	—	—		(2)	2	12	1
Amortization of unrecognized prior service cost	—	6	—		—	6	(12)	5
Impact of curtailments/settlements	—	(4)	(130	)(1)	(6)	(140)	(6)	(51)
Other adjustments	—	2	—		—	2	—	—

Net periodic pension cost	27	32	(117)		16	(42)	81	27

(1)	Including a provision reversal of 129 million euros in connection with the extinction of obligations for social welfare and cultural benefits (see Note 6).

Changes in provisions can be broken down as follows:

	Post-employment benefits			Long- term benefits	Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits		December 31, 2006	December 31, 2005	December 31, 2004
Provision at the beginning of the year	99	210	184	251	744	707	723

Net periodic pension cost	27	32	(117)	16	(42)	81	27
Employer contributions	(32)	—	—	—	(32)	(25)	(24)
Benefits directly paid by the employer	—	(22)	(12)	(29)	(63)	(58)	(33)
Changes in the scope of consolidation	—	7	—	—	7	—	—
Acquisitions/disposals	—	(21)	—	(5)	(26)	30	—
Other	—	(6)	—	(1)	(7)	9	14

Provision at the end of the year	94	200	55	232	581	744	707

NOTE 27 - SHARE-BASED COMPENSATION

27.1 Stock option plans

France Telecom S.A. set up a stock option plan for its executive directors and employees during 2005. An additional tranche of the 2005 plan was granted in 2006 following consolidation of the Amena group and the resulting increase in the number of beneficiaries.

Orange SA and Wanadoo SA had granted their executive directors and employees options to purchase shares prior to 2005. The last of these plans vested in full during 2006.

27.1.1 France Telecom

The successive tranches of the France Telecom S.A. plan were set up on October 26, 2005 (October 27 in the UK) and April 21, 2006 with an exercise price of 23.46 euros.

If exercised, these options may be exchanged for new France Telecom shares over a period of ten years. The options vest in full after a three-year period.

27.1.2 France Telecom (formerly Wanadoo)

In connection with the purchase of the minority shares in Wanadoo, France Telecom undertook to guarantee the liquidity of the shares issued following the exercise of Wanadoo stock options. This commitment resulted in Wanadoo stock options being exchanged for France Telecom stock options following the merger of Wanadoo SA and France Telecom S.A. in September 2004, at a ratio of 7 France Telecom S.A. shares for 18 Wanadoo SA shares, subject to adjustments that may be made further to subsequent financial transactions.

Wanadoo’s 2000, 2001, 2002 and 2003 stock option plans can be broken down into two categories: plans for French employees, representing a total of 30,630,000 options granted, and those for UK employees (Wanadoo UK - formerly Freeserve), representing 8,475,327 options granted. All these plans have 10-year terms and are equity-settled, although they were temporarily cash-settleable from March 9, 2004 through September 1, 2004.

For French employees, the stock options vested in full after 3 years (or five years for the 2000 plan). In addition, the exercise of the options granted under the 2000 and 2001 plans is subject to a number of performance conditions relating to the underlying shares and operating results. Stock options granted under the UK plans vested progressively over a period of approximately 3 years (50% after 2 years, and 50% after 3 years).

During 2006, the last of the plans granted by Wanadoo SA became exercisable.

27.1.3 Orange

The Orange stock option plans were originally accounted for as equity-settled. From May 2004, France Telecom S.A. elected to redeem them for cash, and consequently the plans were accounted for as cash-settled. However, since September 2005, and due to the issuance of the options liquidity instruments facilitating the delivery of new or existing France Telecom S.A. shares and the current decision to deliver new shares, Orange stock option plans have again been accounted for as plans entitling the holder to subscribe to new shares (equity-settled).

Description of Orange stock option plans at the grant date

Orange stock option plans can be broken down into four categories: International, France, USA and Sharesave.

The “International” plans (2001, 2002 and 2003) represent a total of 85,693,210 options with terms of 10 years, except for Switzerland where the term is 12 years. The vesting period for most of these plans is 3 years, with options either vesting progressively at a rate of one-third per year over the three-year period, of fully at the end of the vesting period. Certain options have two-year vesting periods, and others have individually defined vesting periods.

The “France” plans (2001, 2002 and 2003) represent a total of 45,983,363 options with terms of 10 years. The options under most of these plans vest in full after a three-year vesting period. However, certain plans have individually defined vesting periods.

The “USA” plans (2001, 2002 and 2003) represent a total of 3,621,755 options with terms of 10 years. The options under most of these plans vest progressively over a period of approximately 40 months (30% after approximately 15 or 16 months and an additional 17.5% per six-month period thereafter). However, certain options granted under the 2001 plan have a five-year vesting period with options vesting at a rate of 20% per annum.

The “Sharesave” plans, which concern the United Kingdom and the Netherlands, have an exercise period of 6 months from the vesting date. The exercise price for the UK plans is denominated in pounds sterling. The 4,037,379 options granted under the UK SAVE - 5 year (2001) plan vest after approximately 5 years. The 5,839,507 options granted under the UK SAVE - 3 year (2001, 2002 and 2003) plans, and the 232,186 options granted under the Netherlands SAVE - 3 year plans, vest after approximately 3 years.

The Group’s consolidated subsidiaries Mobistar and ECMS (Mobinil) have also set up the following respective stock option plans:

–	Mobistar: 849,883 stock subscription options granted in 2000, which have been fully vested since July 2005.

–	ECMS: 493,750 stock options granted in 2003 with terms of seven years, and that vest after 3 years. All these options were cancelled in 2006.

27.1.4 Movements in stock option plans during the year

Details of the stock option plans granted to France Telecom Group employees can be summarized as follows for the 2006, 2005 and 2004 financial years:

France Telecom stock option plan

	Year ended
	December 31, 2006		December 31, 2005
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	14,516,445	23.46	—	—
Granted	536,930	23.46	14,516,445	23.46
Exercised	—	—	—	—
Cancelled, lapsed	(501,470)	—	—	—
Options outstanding at the end of the year	14,551,905	23.46	14,516,445	23.46

France Telecom stock option plan (former Wanadoo plan)

	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at the beginning of the year	8,431,102	20.55	10,285,794	19.71	32,326,955	7.41
Granted	—	—	—	—	—	—
Converted into France Telecom options (7/18ths)	—	—	—	—	12,554,718	19.06
Additional options based on the purchase ratio	—	—	31,161	20.49	—	—
Exercised	(1,333,712)	14.20	(1,630,683)	14.93	(1,825,516)	15.41
Cancelled, lapsed	(199,686)	19.45	(255,170)	20.04	(443,408)	18.96
Expired	(17,107)	16.47	—	—	—	—
Options outstanding at the end of the year	6,880,597	21.82	8,431,102	20.55	10,285,794	19.71

Orange stock option plans

	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at the beginning of the year	75,763,520	8.80	98,938,143	8.77	115,054,616	8.72
Granted	—	—	—	—	—	—
Exercised	(5,114,738)	6.59	(19,745,686)	8.67	(8,546,003)	7.76
Cancelled, lapsed	(12,708,266)	9.76	(3,428,937)	8.60	(7,570,470)	9.05
Options outstanding at the end of the year	57,940,516	8.80	75,763,520	8.80	98,938,143	8.77

Mobistar stock option plan

	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at the beginning of the year	18,097	34.15	255,826	34.15	778,770	34.15
Granted	—	—	—	—	—	—
Exercised	(16,266)	34.15	(237,866)	34.15	(517,520)	34.15
Cancelled, lapsed	—	—	137	34.15	(5,424)	34.15
Options outstanding at the end of the year	1,831	34.15	18,097	34.15	255,826	34.15

ECMS (Mobinil) stock option plan

	Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at the beginning of the year	493,750	5.35	493,750	6.10	493,750	6.10
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled, lapsed	(493,750)	5.35	—	—	—	—
Options outstanding at the end of the year	—	—	493,750	5.35	493,750	6.10

Options outstanding at the end of the year:

	Year ended December 31, 2006
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom stock option plan	14,551,905	106	23.46 -23.48	0
France Telecom stock option plans (formerly Wanadoo)	6,880,597	61	13.84 - 48.70	6,880,597
Orange stock option plans	57,940,516	43	4.72 - 10.00	50,223,541
Mobistar stock option plan	1,831	18	34.15	1,831
ECMS (Mobinil) stock option plan	—	—	—	—

	Year ended December 31, 2005
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom stock option plan	14,516,445	118	23.46 - 23.48	—
France Telecom stock option plans (formerly Wanadoo)	8,431,102	74	13.84 - 48.70	6,483,843
Orange stock option plans	75,763,520	68	4.48 - 10.00	54,506,222
Mobistar stock option plan	18,097	30	34.15	18,097
ECMS (Mobinil) stock option plan	493,750	59	5.35	0

	Year ended December 31, 2004
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
Orange stock option plans	98,938,143	79	4.48 - 10.00	42,967,615
France Telecom stock option plans (formerly Wanadoo)	10,285,794	85	13.89 - 48.86	3,532,307
Mobistar stock option plan	255,826	41	34.15	66,465
ECMS (Mobinil) stock option plan	493,750	71	6.10	0
Equant stock option plans	7,792,907	—	3.28 - 30.00	3,483,831

27.1.5 Fair value of options granted and options remeasured during the year

France Telecom has measured the fair value of goods or services received from employees during the year based on the fair value of the equity instruments granted. France Telecom issued a second tranche of its existing 2005 plan during 2006. No other equity instruments were granted during the year.

All the fair values of the stock options granted in 2006 were calculated using a binomial model which reflects the expected behavior of grantees and also assumes that all the options will be exercised once the value of the underlying shares reaches twice the exercise price.

The expected volatility has been established based on a multi-criteria analysis using the implicit volatility of financial instruments at the measurement date, the historical volatility for the year preceding the measurement date, the historical volatility over the longest available period preceding the measurement date, and, for the France Telecom options, for the period between mid-May 2003 and the measurement date.

France Telecom does not base its valuations solely on past experience but also analyzes whether such experience represents a reasonable indicator of future expectations.

The weighted average fair value of options granted during the year is 1.50 euros.

The assumptions used to measure fair value are as follows:

Key assumptions	France Telecom S.A. plans
Price of underlying at the grant date	18.00 euros
Exercise price	23.46 euros
Expected volatility	22%
Option term (contractual or expected)	9.88 years
Turnover rate (annual)	1.50%
Expected dividend payout rate	6.00%
Risk-free yield	3.75%

	December 31, 2006		December 31, 2005		December 31, 2004
(in millions of euros)	Expense for the year	Liability recognized	Expense for the year	Liability recognized	Expense for the year		Liability recognized
Cash-settled plans
Orange stock option plans	—	—	—	—	94	(1)	285
Equity-settled plans
Orange stock option plans	7	—	32	—	—		—
Mobistar stock option plan	—	—	—	—	4		—
Former Wanadoo stock option plans	3	—	6	—	17		—
France Telecom stock option plan	19	—	3	—	—		—
Other stock option plans (2)	1	—	11	—	11		—

Total	30	—	52		126		285

(1)

The 94 million euro expense for the year represents 67 million euros in amortization of the fair value of options at the grant date, and an additional 27 million euros subsequent to the year-end remeasurement at fair value.

(2)	Includes Equant in 2004 and 2005.

27.2 Employee share offers

For the following operations, the Group measured the benefits granted to current and former employees at their fair value at the grant date, assuming a risk-free yield of approximately 2.2% at December 31, 2005 and 2.7% at December 31, 2004.

27.2.1 Offer by the French State in 2005

Following the June 2005 sale by the French State of 152.2 million of its France Telecom shares, representing 6.2% of the capital of France Telecom, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of France Telecom Group. The share offer related to 16.9 million shares, representing 0.68% (undiluted) of the total number of shares making up the share capital of France Telecom S.A. at June 30, 2005.

The shares were offered at a unit price of 19.79 euros, which represents a discount of 4.10 euros to the cash price of the shares on the date of grant (23.89 euros).

The date of grant is deemed to be September 8, 2005. The subscription period ran from September 15 through September 27, 2005, at the end of which 16.7 million shares had been purchased. The shares were delivered and paid for on November 7, 2005.

The expense recognized in 2005 in respect of this operation amounted to 106 million euros.

The risk-free interest rate on the date of grant used in the valuation model is 2.19%. The interest rate used to calculate the carrying cost of purchasing the shares for cash is 2.90%. The notional cost related to the non-transferability of the shares purchased therefore amounts to 0.35 euros, or 1.50% of the cash price of the shares on the date of grant.

27.2.2 State’s share offers in 2004

In the 2004 income statement, the effect is an additional charge of 248 million euros in respect of the State’s share offer.

Following the September 2004 sale by the French State of 267.7 million of its France Telecom shares, representing 10.85% of France Telecom’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 29.7 million shares, representing 10% of the total number of shares sold.

The shares were offered at a unit price of 15.24 euros, representing a discount of 4.16 euros to the cash price of the shares on the date of grant (19.40 euros).

The date of grant is deemed to be September 3, 2004. The subscription period ran from December 1 through December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

The risk-free interest rate on the date of grant used in the valuation model is 2.72%. The interest rate used to calculate the carrying cost of purchasing the shares for cash is 3.00%. The notional cost related to the non-transferability of the shares purchased therefore amounts to 0.11 euros, or 0.60% of the cash price of the shares on the date of grant.

NOTE 28 - PROVISIONS

28.1 Provisions break down as follows:

(in millions of euros)	Notes	December 31, 2005	Increases		Reversals (utilizations)	Reversals (releases)		Discounting	Changes in scope, reclassifi- cations and translation adjustments	December 31, 2006
Early retirement plan	28.2 and 32	2,910	279		(953)	—		73	—	2,309
Other employment termination benefits	28.2	16	15		(12)	—		—	1	20
Restructuring provisions	28.3	260	163		(121)	(25)		1	(25)	253
Provisions for claims and litigation	33	301	118		(29)	(28)			13	375
Provisions for dismantling and restoring sites	28.4	465	0		(15)	(1)		15	19	484
Other provisions		540	196		(66)	(83)		—	(5)	582

Total provisions		4,492	771	(1)	(1,196)	(137	)(2)	89	4	4,023

- o/w non-current		2,645	429		(1,021)	(65)		89	129	2,206
- o/w current		1,847	342		(175)	(72)		0	(125)	1,817

(1)	Including a negative impact on gross operating margin, operating income and consolidated net income after tax of 278 million euros, 735 million euros and 771 million euros respectively.
(2)	Including a positive impact on gross operating margin, operating income and consolidated net income after tax of 62 million euros, 87 million euros and 137 million euros respectively.

28.2 Provisions for employment termination benefits

Provisions for employment termination benefits (see Note 2.3.14) consist of:

–	early retirement plans in France for civil servants and employees under contract;

–	other termination benefits.

The assumptions used are as follows:

–	short-term discount rate: 3.75%

–	inflation rate: 2%

–	average rate of salary increase: 2%

–	success rate of the early retirement plan: As 2006 was the last year of eligibility for the plan, the actual departures have been measured at December 31, 2006.

The table below provides details of movements in the value of these commitments:

	Termination benefits		Year ended
(in millions of euros)	Early retirement plans	Other employment termination benefits	December 31, 2006	December 31, 2005	December 31, 2004
Benefit obligations at the beginning of the year	2,910	16	2,926	3,534	4,176
Service cost	—	—	—	—	—
Interest cost	73		73	97	149
Employee contributions	—	—	—	—	—
Amendments	—	—	—	—	—
Curtailments/settlements	—	—	—	—	—
Actuarial losses/(gains)	279	15	294	187	9
Benefits paid	(953)	(12)	(965)	(892)	(800)
Changes in the scope of consolidation	—	—	—	—	—
Acquisitions/disposals	—	—	—	—	—
Other (exchange differences)		1	1	—	—

Benefit obligation at the end of the year (A)	2,309	20	2,329	2,926	3,534

- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	—	—	—	—	—
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	2,309	20	2,329	2,926	3,534

Provisions at the end of the year	2,309	20	2,329	2,926	3,534

- o/w provisions: current	895	16	911	1,025	902
- o/w provisions: non-current	1,414	4	1,418	1,901	2,632

There are no plan assets associated with termination benefits.

Net periodic pension cost is summarized in the table below:

	Termination benefits		Year ended
(in millions of euros)	Early retirement	Other employment termination benefits	December 31, 2006	December 31, 2005	December 31, 2004
Service cost	—	—	—	—	—
Interest cost	73	—	73	97	149
Expected return on plan assets	—	—	—	—	—
Actuarial (gains)/losses	279	15	294	187	9
Amortization of unrecognized prior service cost	—	—	—	—	—
Impact of curtailments/settlements	—	—	—	—	—
Asset ceiling adjustment	—	—	—	—	—

Net periodic cost	352	15	367	284	158

28.3 Restructuring provisions

(in millions of euros)	December 31, 2005	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	December 31, 2006
Employee termination benefits	—	16	(6)	—	—	—	10
Site reorganization costs	46	3	(17)	(10)	1	(13)	10
Other	4	—	—	—	—	—	4
Sub-total PSC (1)	50	19	(23)	(10)	1	(13)	24

Employee termination benefits	10	—	(5)	—	—	—	5
Site reorganization costs	39	12	(14)	—	—	(3)	34
Sub-total Equant (2)	49	12	(19)	—	—	(3)	39

Employee termination benefits	6	81	(4)	(8)	—	1	76
Sub-total TP SA (3)	6	81	(4)	(8)	—	1	76

Employee termination benefits	22	10	(12)	—	—	—	20
Site reorganization costs	29	14	(12)	(6)	—	—	25
Other	63	13	(22)	—	—	—	54
Sub-total France Telecom S.A. (4)	114	37	(46)	(6)	—	—	99

Other	30	3	(23)	—	—	(6)	4
Sub-total FT España (5)	30	3	(23)	—	—	(6)	4

Other entities	11	11	(5)	(2)	—	(4)	11

Total	260	163	(121)	(25)	1	(25)	253

(1)	At December 31, 2006, these provisions relate mainly to planned employee termination costs in the UK (1,800 to 2,000 employees).
(2)	At December 31, 2006, this item mainly concerned costs related to leased property that had become vacant
(3)

At December 31, 2006, this item mainly comprises planned employee termination costs relating to TP SA from 2007 to 2009 in accordance with the restructuring plan (approximately 5,700 people including 6% managers).

(4)	At December 31, 2006, this item mainly corresponds to:
-	departures in connection with the offer open to French civil servants of secondment within the public sector (see Note 32);
-	costs related to leased property that has become vacant;
-	contributions to the Works Committee in respect of early retirement plans.
(5)	At December 31, 2006, this item mainly comprises a provision reversal related to the renegotiation of the network user contract.

28.4 Provisions for dismantling and restoring sites

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc, and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

At December 31, 2006, the provision booked for dismantling and restoring sites mainly covered costs relating to:

–	restoring mobile telephony antennae sites: 229 million euros (226 million euros at December 31, 2005 and 137 million euros at December 31, 2004);

–	dismantling telephone poles: 119 million euros (165 million euros at December 31, 2005 and 140 million euros at December 31, 2004);

–	management of waste electrical and electronic equipment: 60 million euros;

–	dismantling public telephones: 54 million euros (59 million euros at December 31, 2005 and 40 million euros at December 31, 2004).

NOTE 29 - OTHER LIABILITIES AND DEFERRED INCOME

29.1 Other non-current liabilities

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Cable network access fees	653	705	531
Licenses (1)	472	256	203
Deferred gains and losses on securities (2)	232	126	383
Other	137	144	222

Total	1,494	1,231	1,339

(1)

At December 31, 2006, this item mainly comprises the deferred payment on the Orange France GSM license for an amount of 237 million euros and on TP Group’s UMTS license for an amount of 199 million euros.

(2)

At December 31, 2006, this item mainly comprises the deferred gain following the merger of FT España, FTOT and Amena (see Note 4) for an amount of 129 million euros and the deferred gain on shares in Tower Participations SAS for an amount of 53 million euros (see Notes 32 and 35).. At December 31, 2004, this amount mainly included 308 million euros of deferred gains on shares in Tower Participations SAS, recognized in 2005 (see Notes 4, 8 and 15).

29.2 Other current liabilities

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
VAT payable	1,061	1,099	1,097
Taxes other than on income (1)	389	391	320
Employee share offers (2)	89	156	448
Submarine cable management consortium (3)	87	117	89
Cable network access fees	52	52	35
Other	432	377	699

Total	2,110	2,192	2,688

(1)	Including business and training taxes.
(2)	This item corresponds to the amount payable by France Telecom S.A. to the French State in connection with share offers reserved for current and former employees (see Notes 18 and 27).
(3)	This line relates to amounts payable to other operators in a submarine cable management consortium managed by France Telecom on behalf of other operators (see Note 18).

29.3 Deferred income

	Year ended
(in millions of euros)	December 31, 2006		December 31, 2005	December 31, 2004
Prepaid telephone cards	631		687	564
Service access fees	1,041		1,100	1,102
Advertising revenue from telephone directories	—	(1)	585	524
Deferred revenue	1,444		1,340	1,380
Other	61		43	—

Total	3,177		3,755	3,570

(1)	Nil, following the sale of PagesJaunes.

NOTE 30 - EQUITY

At December 31, 2006, the share capital of France Telecom S.A. amounted to 10,426,692,520 euros, comprising 2,606,673,130 ordinary shares with a par value of 4 euros each. For the year ended December 31, 2006, the weighted average number of ordinary shares outstanding amounted to 2,604,227,117, and the weighted average number of ordinary and dilutive shares amounted to 2,651,738,921.

At December 31, 2006, the French State owned directly, and indirectly through ERAP, 32.41% of France Telecom S.A.’s share capital.

30.1	Changes in share capital

During 2006:

•

The Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on April 21, 2006 renewed the : authorization to issue shares to those holders of Orange shares or subscription options that have signed liquidity contracts with France Telecom. The maximum amount of share issues that may be carried out under this authorization is 200,000,000 euros, excluding any adjustments that may be made in accordance with the law and with the applicable contractual stipulations to protect the interests of those people who have signed liquidity contracts.

•

authorization to proceed with the issuance, without consideration, of options liquidity instruments for holders of Orange S.A. share subscription options who have signed a liquidity contract with France Telecom. The maximum amount of share issues that may be carried out under this authorization is 10,000,000 euros, excluding any adjustments that may be made in accordance with the law and with the applicable contractual stipulations to protect the interests of holders of options liquidity instruments.

The maximum amount of share issues that may be carried out in the immediate or long-term under these authorizations will be deducted from the ceiling set under the thirty-third resolution passed by the combined ordinary and extraordinary shareholders’ meeting of April 22, 2005, i.e. 8 billion euros.

Furthermore, the same meeting authorized the Board of Directors to make new share issues reserved for members of a France Telecom employee share ownership plan, valid for a term of 26 months. The maximum amount of share issues that may be carried out in the immediate or long-term under this authorization is 1 billion euros.

In 2006, France Telecom S.A. issued 3,613,333 new shares including 1,333,712 shares underlying the subscription options for Wanadoo shares transferred to France Telecom and 2,279,621 shares underlying the options liquidity instruments held by Orange stock option holders.

The capital increase resulting from the exercise of stock options during 2006 was noted by the Board of Directors on January 31, 2007.

During 2005:

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on April 22, 2005, the Board of Directors has the authority, for a period of 26 months, to proceed with the issuance, with or without preferred subscription rights for shareholders, of ordinary shares and instruments giving access to France Telecom share capital, including in the event of a public offer launched by France Telecom. The same meeting voted to renew the Board’s authority to issue shares to those holders of Orange shares or subscription options that have signed liquidity contracts with France Telecom. The Board was also authorized to proceed with the issuance, without consideration, of options liquidity instruments for holders of Orange share subscription options covered by liquidity contracts. The maximum share issues that may be carried out in the immediate or long term under these authorizations was set at 8 billion euros.

The resolutions voted also authorized the following:

•

As part of the acquisition of nearly 80% of Spanish mobile operator Amena (see Note 4), on August 31, 2005 France Telecom carried out a capital increase of 3,020 million euros (including additional paid-in capital) through the issuance of 133,439,454 new shares, and granted, without consideration, one equity warrant (BSA) per share held on August 31, 2005. These warrants granted bearers the right, for every 37 warrants held, to subscribe to 2 new shares in France Telecom at a unit price of 22.63 euros. This operation was subject to an information memorandum approved by the French stock exchange regulatory authority (Autorité des marchés financiers — AMF) on August 31, 2005 under visa no. 05-666. The shares were delivered and paid for on September 26, 2005. The cost of the issue was included in additional paid-in capital for an amount of 63 million euros.

•

France Telecom has carried out capital increases by creating 2,286,917 shares, including 1,630,683 shares underlying the subscription options for Wanadoo shares transferred to France Telecom, and 656,234 shares underlying the options liquidity instruments held by Orange stock option holders. The creation of 826,954 new shares was noted by the Board of Directors on July 27, 2005, and the remainder on January 26, 2006.

During 2004:

•	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

•	On April 29, 2004, France Telecom issued 64,796,795 new shares as consideration for the Wanadoo shares mixed public tender and exchange offer.

•

France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options transferred to France Telecom between September 27, 2004, and December 31, 2004. This capital increase was noted by the Board of Directors on January 26, 2005.

30.2	Treasury shares

The Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006 authorized, for a period of 18 months running from the date of the meeting to October 21, 2007, a share buyback program for up to 10% of France Telecom’s capital.

France Telecom S.A. did not purchase any shares in 2006 under this authorization, and therefore held no treasury shares at December 31, 2006.

The Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 authorized, for a period of 18 months running from the date of the meeting to October 22, 2006, a share buyback program approved by the French stock market regulatory authority on April 6, 2005, under visa no. 05-220, for up to 10% of France Telecom’s capital. France Telecom S.A. did not purchase any shares under this authorization, and therefore held no treasury shares at December 31, 2005.

On December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

30.3 Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

	Year ended
(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Net income of continuing operations used for calculating basic earnings per share (a)	1,033	5,182	2,662
Impact on net income of converting each category of dilutive financial instrument :
- Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	—	190	—
- OCEANE bonds (2)	12	12	4
- Orange liquidity contract (3)	—	(1)	—

Net income of continuing operations used for calculating diluted earnings per share (b)	1,045	5,383	2,666

Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	3,106	527	355

Net income used for calculating basic earnings per share (a)+(c)	4,139	5,709	3,017

Net income used for calculating diluted earnings per share (b) +(c)	4,151	5,910	3,021

(1)

Perpetual bonds redeemable for France Telecom shares (TDIRAs) were considered as anti-dilutive instruments at December 31, 2006 and 2004, and were therefore excluded from the calculation of diluted earnings per share at that date. However, the TDIRAs were considered dilutive at December 31, 2005.

(2)	See Note 21.
(3)	See Note 27.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

	Year ended
(number of shares)	December 31, 2006	December 31, 2005	December 31, 2004
Weighted average number of ordinary shares outstanding — basic	2,604,227,117	2,503,350,896	2,444,046,190
Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	—	129,514,587	—
OCEANE bonds (2)	44,688,733	44,591,205	14,648,679
Orange liquidity contract (3)	1,743,112	5,850,735	10,605,877
Wanadoo stock options transferred (3)	1,079,959	2,809,793	4,627,930
France Telecom S.A. stock options. (3)	—	—	—

Weighted average number of shares outstanding — diluted	2,651,738,921	2,686,117,216	2,473,928,676

(1)	TDIRAs represented 128,943,080 shares at December 31, 2006 and 132,601,144 shares at December 31, 2004.
(2)	See Note 21.
(3)	See Note 27. Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

30.4 Dividends

France Telecom S.A.’s Ordinary Shareholders’ Meeting, held on April 21, 2006, decided to pay France Telecom S.A. shareholders a cash dividend in respect of 2005 of 1 euro per share. The dividend was paid on May 10, 2006 in the total sum of 2,601,954,756 euros.

France Telecom S.A.’s Ordinary Shareholders’ Meeting, held on April 22, 2005, decided to pay France Telecom S.A. shareholders a cash dividend in respect of 2004 of 0.48 euros per share outstanding on the date of said meeting. The dividend was paid on June 3, 2005.

France Telecom S.A.’s Ordinary Shareholders’ Meeting, held on April 9, 2004, decided to pay France Telecom shareholders a cash dividend of 0.25 euros for each France Telecom share outstanding at the date of said meeting, and for each France Telecom S.A. share issued under the public tender offer relating to Wanadoo shares. The payment was made on May 7, 2004.

30.5 Translation adjustment

At December 31, 2006 and 2005, the positive translation adjustment mainly concerned entities whose financial statements are denominated in GBP, for an amount of 390 million euros and 914 million euros respectively. Of the total, 272 million euros at December 31, 2006 and 478 million euros at December 31, 2005 concerned goodwill relating to Orange UK.

At December 31, 2004, the positive translation adjustment mainly concerned Poland for an amount of 643 million euros, including 373 million euros concerning goodwill relating to TP Group

30.6 Gains and losses recognized directly in equity

30.6.1 Available for sale assets reserve

(in millions of euros) Gains or losses on securities	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
Bull	52	87	41
Steria	20	19	13
Intelsat	—	—	41
Other	46	17	29

Total	118	123	124

30.6.2 Cash flow reserve

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the cash flow reserve.

(in millions of euros) Effective portion of cash flow hedges	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
France Telecom S.A. (1)	(92)	(192)	(155)
TP S.A.	(6)	(8)	(6)

Total	(98)	(200)	(161)

(1)	At December 31, 2006, the contribution of France Telecom S.A. can be analyzed as follows:

–	cash flow hedges, amounting to (61) million euros, relating to the effective portion of cross currency interest rate swaps;

–

equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to (31) million euros, which are being amortized over the residual life of the original hedged liability;

At December 31, 2005, the contribution of France Telecom S.A. can be analyzed as follows:

–	cash flow hedges, amounting to (139) million euros, relating to the effective portion of cross currency interest rate swaps;

–

equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to (53) million euros, which are being amortized over the residual life of the original hedged liability;

At December 31, 2004, the contribution of France Telecom S.A. can be analyzed as follows:

–	cash flow hedges, amounting to (75) million euros, relating to the effective portion of cross currency interest rate swaps;

–

equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to (80) million euros, which are being amortized over the residual life of the original hedged liability.

The deferred tax relating to the cash flow reserve amounted to:

–	32 million euros at December 31, 2006, mainly including 30 million euros for France Telecom S.A..

–	68 million euros at December 31, 2005, including 66 million euros for France Telecom S.A..

30.7 Minority interests

30.7.1 Minority interests on the income statement

At December 31, 2006, net income attributable to minority interests relates mainly to TP Group (206 million euros), Mobistar (149 million euros), and PagesJaunes (105 million euros).

At December 31, 2005, net income attributable to minority interests related mainly to TP Group (294 million euros), Mobistar (132 million euros), and PagesJaunes (121 million euros).

At December 31, 2004, net income attributable to minority interests related mainly to TP Group (189 million euros), Mobistar (122 million euros), and Equant ((244) million euros).

30.7.2 Dividends

At December 31, 2006, dividends paid out to minority shareholders mainly concerns TP Group (190 million euros), PagesJaunes (131 million euros), Mobistar (76 million euros) and ECMS (66 million euros).

At December 31, 2005, dividends paid out to minority shareholders mainly concerned PagesJaunes (119 million euros), ECMS (65 million euros) and Mobistar (63 million euros).

At December 31, 2004, dividends paid out to minority shareholders mainly concerned ECMS (51 million euros).

30.7.3 Minority interests reflected on the balance sheet

At 31 December 2006, minority interests relates mainly to TP Group (2,002 million euros), FT España (1,587 million euros), Sonatel (476 million euros), and Mobistar (391 million euros).

At 31 December 2005, minority interests related mainly to TP Group (1,868 million euros), Amena (569 million euros), Mobistar (369 million euros), and PagesJaunes (186 million euros).

At December 31, 2004, minority interests related mainly to TP Group (2,146 million euros), Equant (393 million euros), Mobistar (304 million euros), and PagesJaunes (145 million euros).

NOTE 31 - ADDITIONAL CASH FLOW DISCLOSURES

31.1 Year ended December 31, 2006

France Telecom used 235 million euros from the reimbursement of its carryback receivable recognized in respect of 2000 (see below), which matured in 2006, against payment of VAT payables for May and June.

31.2 Year ended December 31, 2005

31.2.1 Deconsolidation of France Telecom’s carryback receivable in respect of 2001

In December 2001, France Telecom sold its carryback receivables to a credit institution. These items were recognized in respect of 2000 and 2001, and were booked on the balance sheet in “Other non-current financial assets and derivatives”, with a contra-entry in financial debt. Following an amendment to the sale contract in June 2005, the carryback receivable recognized in respect of 2001 was removed from the balance sheet, leading to: (i) a decrease in “Other non-current financial assets and derivatives” for the face value of the receivable, i.e. 1,471 million euros (see Note 17); (ii) a decrease in net financial debt for the amount of the debt on the transaction date, i.e. 1,324 million euros (see Note 19); and (iii) the recognition of an interest expense of 147 million euros (see Note 10).

31.2.2 Exchange of Sonaecom shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix for shares in the parent company Sonaecom (see Notes 4 and 8). The shares exchanged were valued at 250 million euros.

31.2.3 Delivery of STMicroelectronics shares

France Telecom redeemed bonds exchangeable for STMicroelectronics shares by delivering STMicroelectronics shares on August 11, 2005 (see Notes 4, 8, 15, 21 and 32). The shares exchanged were valued at 366 million euros.

NOTE 32 - OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2006, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this note, likely to have a material impact on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides a schedule regarding commitments and contractual obligations reflected on the balance sheet at year-end. It covers gross financial debt, early retirement plans and the TDIRA equity component.

	Schedule regarding commitments and contractual obligations reflected on the balance sheet at December 31, 2006
(in millions of euros)	Note	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Gross financial debt	19	47,360	9,297	12,350	8,766	16,947
o/w:
Credit line drawdowns (1)	22	2,664	285	1,775	484	120
Bonds convertible, exchangeable and redeemable into shares and TDIRAs (2)	19 and 21	4,484	—	1,098	—	3,386
Finance leases	19	1,659	66	166	221	1,206
Amena price guarantee	4, 10 and 19	516	—	516	—	—
Early retirement plans (3)	28	2,459	895	682	490	392
Equity component of bonds convertible, exchangeable and redeemable into shares and TDIRAs	21	1,270	—	97	—	1,173

Total		51,089	10,192	13,129	9,256	18,512

(1)	Before accounting for the impact of financial instruments.
(2)	Maximum amounts assuming no conversion or exchange.
(3)	Amounts before discounting.

32.1 Investment, purchase and leasing commitments

	Payments due by maturity at December 31, 2006
(in millions of euros)	Note	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Operating lease commitments	32.1.1	6,754	1,227	2,176	1,882	1,469

Investment commitments	32.1.2
- TP Group investments		885	885	—	—	—
- other investments		1,351	982	129	0	240

Commitments related to the purchase and leasing of goods and services	32.1.3	3,095	1,557	875	337	326

Total		12,085	4,651	3,180	2,219	2,035

32.1.1 Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2006:

	At December 31, 2006
(in millions of euros)	Finance leases (1)	Operating leases (2)
2007	120	1,227
2008	126	1,122
2009	155	1,054
2010	155	970
2011	154	912
2012 and beyond	1,350	1,469

Total minimum future lease payments (3)	2,060	6,754

Less interest payments	(401)	—

Net present value of minimum commitments	1,659	6,754

(1)	Included in financial debt (see Note 19).
(2)

Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

(3)	Includes 189 million euros of lease payments corresponding to the Orange Switzerland and FT SA QTE Leases, for which deposits have already been provided (see Notes 16 and 17).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. The Group may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to 327 million euros at December 31, 2006 (325 million at December 31, 2005).

Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2006 amounted to 1,270 million euros (1,140 million euros for the year ended December 31, 2005).

32.1.2 Investment commitments

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, the Group may be subject to certain obligations imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years, not included in the table above, as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities. The Group may also be required to pay further fixed or variable user fees on expiry of these licenses.

Moreover, in certain exceptional cases, the Group is committed to carry out or to vote in favor of valued investment programs. These include:

•

As part of the acquisition of TP Group, France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2006, the amount remaining to be invested by TP Group under this program amounted to 885 million euros.

•

FT España is committed to investing 368 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain. At December 31, 2006, the residual amount of this commitment was 292 million euros.

32.1.3 Commitments related to the purchase and leasing of goods and services

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2006, relate to the following:

–

The purchase of transmission capacity for an overall amount of 1,305 million euros, of which 840 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

–	purchases of mobile telephony equipment for an aggregate amount of 244 million euros; and,

–	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 206 million euros.

32.2 Guarantees

	Commitments due by maturity at December 31, 2006
(in millions of euros)	Note	Total/ Ceiling	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Guarantees given to third parties by France Telecom
- in the ordinary course of business (1)	32.2.1	35	19	1	3	12
- in relation to disposals (2)	32.2.2	1,596	665	923	8	—
- France Telecom S.A. QTE leases	32.2.3	1,521	0	63	17	1,441

Total		3,152	684	987	28	1,453

(1)	This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.
(2)	Capped guarantees.

At December 31, 2006, France Telecom no longer had any commitments to financial institutions in connection with carry-back receivables.

32.2.1 Guarantees given in the ordinary course of business

The Group’s main commitments relating to borrowings are set out in Notes 19, 20, 21 and 22.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom S.A. and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in Note 32.5 (“Assets covered by commitments”). No material guarantees have been granted by the Group to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

32.2.2 Guarantees granted on disposals

•	Asset and liability warranties

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to the Group’s results and financial position. The following table sets out the terms and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 2006
(in millions of euros)	Beneficiary	Total ceiling	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Asset/investment sold
- TDF (1)	Tower Participations and subsidiaries	641	—	641	—	—
- PagesJaunes	Mediannuaire/Mediannuaire Holding	450	450
- Casema (1)	Cable Acquisitions	250	—	250	—	—
- Orange Denmark (1)	TeliaSonera	91	91	—	—	—
- Cable activities (1)	Ypso	76	76	—	—	—
- Other	Divers	88	48	32	8	—

(1)	At December 31, 2006, the only specific guarantees outstanding were given in relation to taxation, social security, environmental law and competition law.

•	Other warranties

On the disposal of PagesJaunes Group to Mediannuaire (see Note 4), France Telecom warranted that, to its knowledge, the financial information published by PagesJaunes for the 2005 financial year and the first-half of 2006 did not contain any material omissions or inaccuracies, and that France Telecom had not itself deliberately omitted to disclose to the public any material information concerning PagesJaunes, which, had it been made public on the date of the disposal, would have had a significant negative impact on the share price of PagesJaunes. France Telecom has undertaken to compensate Mediannuaire for any loss that may be suffered by PagesJaunes should these warranties prove untrue, within a maximum limit of 450 million euros.

32.2.3 France Telecom S.A. QTE leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2006, these guarantees represented 1,521 million.

32.3 Commitments in respect of securities

In accordance with the accounting policies in force, commitments to purchase minority interests in fully consolidated companies (put options) are recognized in financial debt.

32.3.1 Commitments to purchase shares of entities that are not fully consolidated

At December 31, 2006, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues. The primary objectives of these unilateral or reciprocal clauses are to ensure that (i) obligations are fulfilled by the parties; and (ii) that disagreements are resolved. At December 31, 2006, the principal commitment concerned Mobinil.

	Maximum commitments due by maturity at December 31, 2006
(in millions of euros)	Total	Before end- December 2007	Between January 2008 and December 2009	Between January 2010 and December 2011	From January 2012
Conditional commitments to acquire or subscribe to securities (1)	397	0	0	35	362

(1)

When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the shares (see Note 32.3.2). With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. The exercise price of the put options is equal to the market value of the shares, determined on the basis of the share price of ECMS (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange). On this basis, France Telecom’s maximum commitment at December 31, 2006 would amount to 340 million euros.

32.3.2 Commitments to sell securities

At December 31, 2006 and 2005, there were no firm commitments to sell securities as part of current disposal programs.

As part of the agreements concluded between France Telecom and its partners in joint subsidiaries, France Telecom has undertaken to sell its stake in such joint subsidiaries contingent on certain conditions. At December 31, 2006, France Telecom’s main commitments in this respect were as follows:

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide that in the event of serious disagreement between the parties, each party shall have a call option over the other party’s shares. The exercise price of these call options may not be less than the market value of the shares, determined on the basis of ECMS’s share price (see Note 32.3.1). If exercised, the other party may either agree to sell its shares or make a counter-offer based on a bidding mechanism described in the shareholders’ agreements.

The shareholders’ agreements also provide that in the event of a change of control of one of the parties, the other party shall have a call option over its shares. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. The exercise price of these options is equal to 115% of the market value.

•	Sonaecom

The shareholders’ agreements between France Telecom and Portugal-based Sonae, a shareholder of Sonaecom, allow for the exercise of call options by Sonae or put options by France Telecom in the event of the non-renewal of the strategic partnership agreement between the two parties initially fixed at a term of three years. These options are generally exercisable at a price based on the market price. Their exercise terms and conditions and basis for calculation are defined in the shareholders’ agreement. In the event that Sonae sold more than 80% of its interest in Sonaecom before the end of the three-year period covered by the strategic partnership agreement, France Telecom could be required to sell its own stake at the same price.

32.3.3 Other commitments

•	TDF

On January 31, 2007, France Telecom’s former co-shareholders of Tower Participations sold their holding in the company. In 2002, when TDF was sold to Tower Participations, France Telecom and its former co-shareholders of Tower Participations entered into an agreement to share the capital gains generated on their investment in Tower Participations. The agreement was amended in 2005 when France Telecom sold its 36.2% holding in Tower Participations. Under the terms of this agreement, France Telecom will receive an additional price of 254 million euros. In addition, the 53 million euro gain deferred in 2005 due to the risk of repayment under profit-sharing arrangement will be recognized in 2007.

•	TP SA

As part of the settlement signed on October 4, 2004 by France Telecom and Kulczyk Holding, France Telecom undertook to pay additional compensation, capped at 110 million euros, if the average share price of TP SA shares on the Warsaw stock exchange exceeds 56 zlotys per share for a period of 60 consecutive days between October 12, 2004 and July 6, 2006. These conditions have not been fulfilled and the undertaking has lapsed.

The Polish State has undertaken to grant a preferential right of purchase to France Telecom and Kulczyk Holding for up to 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2006, less than 4% of TP SA’s capital was directly held by the Polish government.

32.4 Commitments relating to employees other than pensions and other post-employment benefits

•	Commitments relating to the public service secondment plan

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body’s services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimbursing the new employer for any additional employer social security taxes due further to the secondment; and (iv) paying the new employer an amount equal to four months’ salary of the seconded employee.

France Telecom is also required to pay (i) any training costs; (ii) an indemnity - paid at the time of the employee’s secondment - intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are applied for private sector employees moving to the public sector.

The impact of these provisions depends on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the associated costs are provisioned when it is probable or certain that these staff transfers will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2006, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately 220 million euros, of which 20 million euros is covered by a provision at December 31, 2006.

•	Individual right to training for employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 1.4 million hours at December 31, 2006.

In accordance with the accounting policies set out in Note 2, at December 31, 2006 no provisions were recognized relating to statutory training rights in France Telecom’s financial statements.

32.5 Assets covered by commitments

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2006.

		Year ended
(in millions of euros)	Note	December 31, 2006	December 31, 2005	December 31, 2004
Assets held under finance leases	32.5.1	627	693	789
Non-current pledged or mortgaged assets	32.5.2	542	740	1,410
Collateralized current assets		114	104	160
Outstanding sold receivables(1)		2,823	2,736	2,870

Total		4,106	4,273	5,229

Pledged consolidated shares		89	61	96

(1)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.

32.5.1 Assets held under finance leases

The amount of assets held under finance leases includes, notably, 282 million euros in respect of Orange UK’s in-substance defeasance operation at December 31, 2006 (330 million euros at December 31, 2004).

32.5.2 Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

	Year ended December 31, 2006
(in millions of euros)	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	% (a) / (b)
Intangible assets, net (excluding goodwill)	0	18,713	N/A
Property, plant and equipment, net	21	28,222	0%
Other non-current financial assets and derivatives	521	987	53%
Other (1)	0	40,465	N/A

Total non-current assets	542	88,387	1%

(1)	This item includes net goodwill relating to interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

At December 31, 2006, the main assets pledged or given as collateral consisted of 459 million euros in cash collateral which may result in monthly payments to various banks, representing the marked-to-market impact of all off-balance sheet operations with those banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. The amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency “euro borrower/US dollar lender” swaps in the derivatives portfolio of France Telecom S.A. The amount of cash collateral fell in 2006 following the maturity of cross-currency swaps contracted to hedge the USD 2 billion bond issue redeemed on March 1, 2006 (see Note 19).

NOTE 33 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level ; events arising during legal proceedings may require a reassessment of this risk.

At December 31, 2006, provisions totalling 375 million euros (compared with 301 million at December 31, 2005) were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom considers that disclosing details of the provisions on a case-by-case basis could seriously harm the company and the information is therefore not provided.

The litigation and claims that could have a significant effect on France Telecom’s financial position are described below:

Litigation related to competition law

A number of claims have been issued by the competitors of France Telecom for alleged anti-competitive behavior, for which they are generally seeking a cease order together with financial penalties in case of non-compliance. If the claims are upheld, France Telecom may be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by alleged anti-competitive behavior by France Telecom.

European Commission procedures and requests for information

•

On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to advance its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the abovementioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between 800 million euros and 1.1 billion euros plus interest, pending a more precise calculation. The Commission announced that it would hand down a decision quantifying the precise amount by November 2004 at the latest. The quantification of the alleged aid has been the subject of extensive but inconclusive discussions between the French government and the European Commission. The French authorities have contested the relevance of the method and reliability of the figures proposed by the Commission.

In November 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. In January 2005, it also lodged an appeal against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced. After the Commission’s decision was announced on July 20,

2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, it filed appeals with the European Court of First Instance in Luxembourg against both decisions announced by the Commission. Finally, in November 2004, Bouygues Télécom and the French association of network operators and telecommunications services (AFORS) lodged appeals against the Commission’s decision relating to the financial measures.

On October 23, 2006, the European Commission asked the European Court of Justice to rule that the French authorities had failed to execute its decision of August 2, 2004 relating to the special business tax regime. The French authorities maintain that they have complied strictly with their obligation to cooperate with respect to enforcement of the August 2004 ruling and have indicated that that they would uphold their rights by contesting the Commission’s action in the European Court.

These procedural developments have no adverse impact on France Telecom’s assessment of this risk, which it considers to be a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

•

In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of 10.4 million euros for abuse of dominant position in applying a predatory pricing policy in the retail broadband Internet access market between March 2001 and October 2002. On January 30, 2007, the European Court of First Instance in Luxembourg upheld this decision.

•

During the first half of 2004, a complaint was lodged with the European Commission regarding the predatory nature of the pricing policy introduced by Wanadoo in January 2004. As part of their investigation into this complaint, the Commission and the French Directorate General for Competition (DGCCRF) carried out a search of France Telecom’s and Wanadoo’s premises. France Telecom contests the conditions of this search and has lodged a complaint with the European Court of First Instance in Luxembourg, which is due to hand down a decision in 2007. An investigation into the substance of the case is pending.

Proceedings with national competition authorities

•

In March 2006, the French Supreme Court (Cour de cassation) upheld the Paris Court of Appeal ruling of January 11, 2005, which imposed a 40 million euro fine on France Telecom for failing to implement a decision of the Competition Council ordering France Telecom to provide a suitable “Connect ATM” wholesale broadband access offer to third party-operators. France Telecom paid this fine in 2005. The French Supreme Court decision closes this case, which was initiated by a complaint made by Neuf Telecom.

In the proceedings concerning the substance of the same case, in July 2006 the Paris Court of Appeal rejected France Telecom’s appeal against the Competition Council’s November 2005 ruling ordering France Telecom to pay a fine of 80 million euros for having, according to the Competition Council, unjustifiably restricted its competitors’ access to its local network, thereby distorting competition in the ADSL retail market and the upstream broadband market during the period from November 1999 to September 2002. France Telecom paid this fine in 2005. France Telecom has appealed to the French Supreme Court.

•

In June 1999, the association of operators TENOR (now ETNA) filed a complaint with the Competition Council against France Telecom and Orange, as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices distorting competition on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international fixed-to-mobile calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination charges. In a decision dated October 14, 2004, the Competition Council ordered France Telecom and SFR to pay fines of 18 million euros and 2 million euros, respectively. On April 12, 2005, the Paris Court of Appeal overturned the Competition Council’s decision, but in May 2006, the French Supreme Court set aside the Paris Court of Appeal’s ruling. The effect of the Supreme Court judgment is to place the parties in the same position they were in after the Competition Council’s original decision. France Telecom paid the fine during 2006 and intends to lodge a new appeal against this decision with the Paris Court of Appeal.

•

In February 2002, Liberty Surf filed a complaint with the Competition Council seeking the suspension of Wanadoo’s broadband offers in and outside its retail shops, notably on the grounds that the wholesale pricing of France Telecom’s IP/broadband offers was such that Wanadoo’s competitors were unable to match Wanadoo’s prices (price squeeze) and that Wanadoo benefited from inside information to support the marketing of its offers, particularly including information concerning the broadband eligibility of its customers’ lines. In June 2002, the Competition Council rejected these claims but nonetheless decided to open an investigation into the substance of the case. The investigation is still pending and France Telecom should receive a notification of claims from the Competition Council in 2007.

•

In December 2003, Free and Iliad, and subsequently LD Com and Neuf Telecom, applied to the Competition Council claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Competition Council ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Court ordered France Telecom to separately bill video signal carriage and local ADSL access for video services. However, the Competition Council refused to order the temporary suspension of the marketing of these offers. The investigation into the substance of the case is still pending. At this stage of the proceedings, France Telecom is unable to assess the level of risk.

•

In July 2004, Bouygues Telecom Caraïbes filed a complaint with the Competition Council along with a claim for around twenty injunctions against Orange Caraïbes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Competition Council issued four injunctions against Orange Caraïbes, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraïbes, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation regarding two of these injunctions. An investigation into the substance of the case was opened in December 2005. At this stage of the proceedings, France Telecom is unable to assess the level of risk.

•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in two types of anti-competitive agreement with SFR and Bouygues Télécom which, according to the Competition Council, restricted competition on the mobile telephony market. France Telecom had paid this fine in 2005. The mobile operators are charged with exchanging strategic information concerning subscriber numbers between 1997 and 2003, and entering into a market share stabilization agreement between 2000 and 2002. On December 12, 2006, the Paris Court of Appeal rejected Orange France’s appeal as well as the appeals under criminal law made by the French consumers’ association UFC Que Choisir. Orange France has appealed to the French Supreme Court. Around 4,800 claims have been lodged with the Paris Commercial Court based on the Competition Council’s factual findings of collusion, for a total amount of approximately 290,000 euros.

•

The Swiss Competition Council’s enquiry into mobile call termination charges, which began at end-2002, is still pending. On February 16, 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of dominant position in this area during the period prior to June 2005, when Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an inquiry into the period after June 1, 2005. France Telecom is currently unable to predict the outcome of this procedure.

Furthermore, in January 2006, Swisscom and TDC filed claims against Orange with the Swiss telecoms regulator, seeking a retrospective reduction in its call termination charges from January 1, 2006 and August 1, 2005 respectively. In January 2007, the parties reached agreement on a gradual reduction in these charges of 25% for Swisscom and 40% for Orange and Sunrise by 2009. The Swiss regulator has now closed the case.

•

In January 2006, Le Numéro filed a complaint with the French Competition Council for alleged anti-competitive practices on the part of France Telecom and PagesJaunes regarding directory enquiry services. In April 2006, France Telecom and PagesJaunes offered to make certain voluntary commitments to resolve the issues in dispute. The Competition Council has accepted these commitments and the case was closed in July 2006.

•

On February 22, 2007, the Office for Electronic Communications (OEC) imposed a fine of 339 million zlotys on TP for non-performance of the regulatory obligation to submit its Internet (neostrada) price list for the OEC’s approval, and for failing to meet the requirements of the Polish law on telecommunication which requires that prices of services be based on the cost of their provision. The European Commission has indicated that the market analysis on which the OEC founded its decision is incorrect. TP considers the OEC decision to be groundless and intends to appeal to the District Court in Warsaw.

Civil proceedings

•

Three proceedings are currently pending before German courts, all relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom under the aegis of the Cooperation Framework Agreement (CFA) of March 23, 2000, which was brought to an end by means of the MobilCom Settlement Agreement (MCSA) on November 2002. Under this agreement, France Telecom purchased the Mobilcom receivables held by the bank syndicate members and suppliers at their face value and wrote-off the receivables as well as the shareholders’ advances made to MobilCom during the previous two years for a total of approximately 7 billion euros. These proceedings have been initiated either by the court-appointed liquidator in the personal bankruptcy of Gerhardt Schmid (former MobilCom CEO), or by minority shareholders of MobilCom related to Mr Schmid. The parties are claiming very significant amounts on the basis of the alleged improper enforcement of the CFA and/or violation of German law on the protection of minority interests. The plaintiffs accuse France Telecom in substance of having undertaken the UMTS project and then terminated it, and of having imposed these decisions on MobilCom and its then CEO by means of “hidden” or “de facto” domination.

The first action was brought in December 2003 before the Kiel Court. In December 2005, Millenium (minority shareholder of MobilCom owned by Mrs. Schmid-Sindram, wife of Mr. Schmid) raised its claim to 5.41 billion euros excluding interest in respect of the losses suffered by it and by MobilCom as a result of the so-called de facto domination. This case has been postponed due to applications for intervention which have since been definitively rejected and a date for the hearing has not yet been set.

The second action opened in December 2003 is now pending before the Schleswig-Holstein Court of Appeal after the plaintiffs’ claims were rejected as unfounded by the Flensburg Court on August 12, 2005. Mrs. Schmid-Sindram and Mr Marek (another MobilCom minority shareholder) are also claiming, on different legal grounds, compensation for loss suffered due to the alleged dominant relationship, which they evaluated at a theoretical supplement to the share price multiplied by the number of shares held by the plaintiffs or possibly by all the shareholders.

The third action involved summary proceedings brought in December 2004 before the Schleswig Court by Mrs. Schmid-Sindram. This case was suspended and has so far not been reopened by the plaintiff.

A fourth action brought before the Frankfurt Court in December 2004 is pending. The court-appointed liquidator in Gerhardt Schmid’s personal bankruptcy alleged the dominant relationship and improper enforcement of the CFA, thereby challenging all waivers of rights to legal recourse stipulated in the MCSA, which he claims are null and void. In December 2005, he raised his claim from 4.23 billion euros to 7.22 billion euros excluding interest, on the grounds of a retrospective projection of MobilCom’s value had the UMTS project been successful. He puts this value at 15.7 billion euros for the entire company or 5.3 billion euros for Mr. Schmid’s shares, plus an additional 40% for the transfer price paid by France Telecom to acquire full control over MobilCom. The case is due to be heard on September 19, 2007.

Although the outcome of this case cannot be determined with certainty, France Telecom considers that all these actions are unfounded and in bad faith.

•

In December 2006, Free brought action against France Telecom before the Paris Commercial Court, claiming compensation for the loss it believes it has suffered due to France Telecom’s anti-competitive practices in the broadband access market between 1999 and 2005. Free accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its dial-up customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros subject to valuation, and to appoint a board of three experts to determine the number of subscribers lost by Free. Although the outcome of this case cannot be determined with certainty, France Telecom considers that Free’s claims are unfounded and that Free was in a position to benefit fully from the growing and buoyant broadband market in France.

•

In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange’s products and services between 1995 and 2003 went into liquidation on December 18, 2003. Suberdine is claiming that Orange unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is up to 775 million euros. In March 2006, the court declared the complaints lodged by Suberdine’s shareholders inadmissible but ordered Orange to pay Suberdine 12 million euros. Suberdine and Suberdine’s shareholders have both appealed against the Court’s decision.

•

In 1992, Lectiel (formerly Filetech) and Group/address (intervener) lodged a complaint with the Competition Council for abuse of dominant position on the French market in respect of the use of the France Telecom’s directory databases. France Telecom was ordered to pay a fine of 1.5 million euros (which was paid in 1999) and to grant access to the directory data upon request using a cost-based tariff. The claims made in the same case by Lectiel before the Paris Commercial Court were rejected in February 1994 but in June 2001 the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases. In December 2006, Lectiel raised its claims to 376 million euros and also asked the Court to order France Telecom to provide its directory databases free of charge as well as daily updates, or otherwise pay a fine of 1.5 million euros a day. Although the outcome of this dispute is still uncertain, France Telecom considers that Lectiel’s claims are unfounded.

•

At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac (now integrated into France Telecom S.A.) before the Paris Commercial Court, following a claim issued by Transpac against Nerim for unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abuse of a dominant position. Nerim is claiming damages of approximately 57 million euros. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

•

Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators before the Paris courts for unfair competition and/or trademark infringement. The cumulative amount of damages claimed in these proceedings amounted to 139 million euros. On November 25, 2005, the Paris Commercial Court awarded 6 million euros in damages in favor of Free, which was claiming 38.1 million euros. France Telecom paid this sum in 2005 and lodged an appeal. However, the disputes over these issues between France Telecom and Cegetel, Neuf Telecom and Tiscali have been settled between the parties.

•

Upon completion of the public tender offer followed by a compulsory purchase of outstanding Orange shares launched by France Telecom on November 20, 2003 with a view to acquiring all outstanding Orange shares, the French association for the defense of minority shareholders (ADAM), which deemed the price of the tender offer too low, filed an application with the Paris Court of Appeal to cancel the decision of the French stock market authority (CMF) to authorize the public tender offer, as well as the decision of the French securities commission (COB) approving the related information memorandum. Following the dismissal of these applications by the Paris Court of Appeal on April 6, 2004, ADAM appealed to the Supreme Court. The Supreme Court dismissed the appeal against the CMF decision in November 2005 and the appeal against the COB approval in May 2006. The case is now closed.

Administrative litigation

•

In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court (Tribunal administratif de Paris), for 135.2 million euros in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unfounded for the period prior to that date. France Telecom has already set aside a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France, the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the decision.

International Arbitration

•

A dispute has arisen in respect of a contract for the sale and installation of an optical transmission system (known as “NSL”) awarded to the Danish company DPTG in 1991 by the Polish Telecommunications Ministry, TP SA’s predecessor. The contract, which was completed in 1994, provided for payment of part of the contract price by granting DPTG 14.8% of the revenues generated by the NSL for fifteen years as of the system’s completion.

The parties disagreed on the calculation of this revenue between 1999 and 2001, and DPTG initiated arbitration proceedings before an arbitration tribunal sitting in Vienna. The central issue in dispute was whether the contract was a sale (TP SA’s position) or a joint venture (DPTG’s position).

In 2003, the court issued a preliminary opinion in favor of characterizing the contract as a joint venture. In 2004, it appointed an expert to evaluate the traffic volumes to be used as a basis for calculating the revenue due to DPTG. In November, the expert delivered a preliminary report estimating traffic volumes, which DPTG used in February 2006 as a basis for increasing its claims from 218 million euros until 2002, to 670 million euros from January 2006, excluding interest.

In April 2006, disclosure of a conflict of interest led the Chairman of the arbitration tribunal to resign. A new Chairman was appointed by the co-arbitrators and in September 2006, this Tribunal established a new timetable setting the final hearing for July 2007.

The outcome of this case remains uncertain. Based on the new facts and circumstances, at December 31, 2005 TP SA reassessed its exposure in respect of the above issue and updated the amount of the provision recognized in previous periods. The subsequent developments in 2006 had no impact on its assessment of the risk.

•

In November 2005, the Swiss Federal Court rejected the appeals filed by the Lebanese government seeking cancellation of two arbitration rulings awarding 266 million US dollars to FTML and FTMI in respect of a Build Operate and Transfer contract (BOT) for a mobile telephone network in Lebanon. A settlement agreement ending the disputes between the parties was signed in January 2006. The agreement became effective in March 2006 when the Lebanese government withdrew the 300 million US dollars recovery order (mandat de recouvrement) issued in 2000 as well as its outstanding claims in criminal law against FTML and its executive directors. A difficulty has subsequently arisen in the application of clause 5 of this agreement, which stipulates equal treatment with the company LibanCell, which also has identical rights with respect to the Lebanese government under a settlement signed after the France Telecom settlement. The parties are in discussions regarding the resulting additional compensation.

There are no other governmental, legal or arbitration proceedings (including any proceedings that are pending or threatened of which France Telecom is aware), which may have or have had in the last twelve months a material impact on the Company and/or Group’s financial position or profitability.

NOTE 34 - RELATED PARTY TRANSACTIONS

34.1 Compensation paid to members of the France Telecom’s Board of Directors and Group Management Committee by France Telecom S.A. and companies controlled by it

The following table shows the compensation disbursed to persons who are, or were during the financial year 2006, members of France Telecom’s Board of Directors or Group Management Committee (or Executive Committee in 2005 and 2004).

	Year ended
(in euros)	December 31, 2006	December 31, 2005 (1)	31 December 2004(1)
Short-term benefits excluding employer social security payments (2)	8,078,292	12,341,601	12,436,448
Employer social security payments on short-term benefits	1,568,386	5,336,675	5,421,993
Post-employment benefits (3)	693,863	1,622,429	1,062,073
Other long-term benefits (4)	—	—	—
Termination benefits	—	—	—
Share-based compensation (5)	905,430	1,331,881	2,731,445

(1)	In 2004 and 2005, members of the Board of Directors and Executive Committee.
(2)

In 2006, includes all compensation (gross salaries, bonuses, attendance fees and non-monetary benefits) paid in respect of 2006 except for incentive bonuses, profit-sharing and employer contributions which were not known on the publication date (122,595 euros were paid in 2006 in respect of 2005). In 2005 and 2004, includes all compensation paid during the year (including incentive bonuses, profit-sharing and employer contributions for an amount of 272,689 euros and 230,451 euros respectively in 2005 and 2004).

(3)	Service cost.
(4)	Deferred compensation.
(5)	Expense recorded in the income statement in respect of stock option plans and employee share offers.

Didier Lombard has waived his right to receive attendance fees.

34.2 Related party transactions

The related party transactions summarized below mainly cover the main transactions carried out in the ordinary course of business with associates and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee. Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided on an arm’s length basis.

December 31, 2006
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Thales	—	—	—	—
Radiall	—	—	—	—
STMicroelectronics NV	—	—	—	—
Thomson	5	4	8	(2)
Agence de l’Innovation Industrielle	—	—	—	—

	December 31, 2005
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Thales	1	7	9	(29)
Radiall	—	—	—	(1)
AXA	2	—	21	—
Thomson	14	—	12	—

	December 31, 2004
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Tower Participations SAS	6	16	11	(62)
AXA	6	4	21	(14)
Thomson	16	4	16	(15)

NOTE 35 - SUBSEQUENT EVENTS

•	Acquisition of Groupe Silicomp shares

On January 4, 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris SA, from the principal shareholders for a cash consideration of 50 million euros.

In accordance with applicable stock market regulations, from February 7 through February 27, 2007, France Telecom launched a standing market offer (garantie de cours) for all the shares and Silicomp 2007 shares warrants not owned by France Telecom at a price per share equal to the price paid for the controlling block, i.e. 20 euros per share and 1.40 euros per share warrant. Pursuant to this transaction, France Telecom owns about 90% of Silicomp’s shares and 92% of the share warrants.

•	Tower Participations (TDF)

On January 31, 2007, France Telecom’s former co-shareholders in Tower Participations sold their shareholding in this company. In 2002, at the time of the disposal of TDF to Tower Participations, France Telecom and its former co-shareholders in Tower Participations entered into an agreement to share net capital gains related to their investment in Tower Participations. The agreement was amended in 2005 when France Telecom sold its 36.2% holding in Tower Participations. In accordance with the terms of this agreement, France Telecom received an additional consideration of 254 million euros in January 2007.

In addition, the gain that was deferred in 2005 in the amount of 53 million euros due to the risk of a repayment pursuant to the agreement will be recognized in 2007 (see Note 29).

•	Sale by Eurazeo of its 25.5% holding in Eutelsat.

In December 2006, Eurazeo signed an agreement for the disposal of its 25.5% shareholding in Eutelsat Communications, aEuropean satellite operator. This transaction was completed in February 2007 and France Telecom received 109 million euros.

•	Bond issuance

On February 6, 2007, France Telecom made a 2,500 million euro bond issuance in two tranches: a five-year 1,000 million euro tranche bearing interest at 4.375% and a ten-year 1,500 million euro tranche bearing interest at 4.75%.

NOTE 36 - LIST OF CONSOLIDATED COMPANIES

The main changes in consolidation scope in the 12 months to December 31, 2006 are set out in Note 4. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

Company		Country
France Telecom S.A.	Parent company	France

Personal Communication Services

Fully consolidated companies	% interest	% control	Country
Orange SA	100.00%	100.00%	France
Orange International Developments	100.00%	100.00%	Bahamas
Mobistar	50.17%	50.17%	Belgium
Wirefree Services Belgium	100.00%	100.00%	Belgium
Orange Botswana	51.00%	51.00%	Botswana
Orange Cameroon	99.50%	99.50%	Cameroon
Orange Côte d’Ivoire	85.00%	85.00%	Cote d’Ivoire
Orange Holding A/S	100.00%	100.00%	Denmark
Orange World Services	100.00%	100.00%	Denmark
Wirefree Services Denmark	100.00%	100.00%	Denmark
Wirefree Services Denmark 2	100.00%	100.00%	Denmark
Orange Dominica	100.00%	100.00%	Dominican Republic
Amena Movil	79.29%	100.00%	Spain
FT España (Personal)	79.29%	79.29%	Spain
EBM Principia	47.57%	60.00%	Spain
Inversiones en Telecomunicaciones	52.86%	66.67%	Spain
Orange Services US	100.00%	100.00%	USA
Orange World	100.00%	100.00%	USA
FCC Orange SA	100.00%	100.00%	France
Orange Caraïbes	100.00%	100.00%	France
Orange France	100.00%	100.00%	France

Personal Communication Services

Fully consolidated companies	% interest	% control	Country
Orange International SAS	99.96%	99.96%	France
Orange Mayotte	100.00%	100.00%	France
Orange Réunion	100.00%	100.00%	France
Rapp 6	100.00%	100.00%	France
SPM Telecom	70.00%	70.00%	France
Telsea	60.80%	75.50%	Mauritius
Mobilecom	51.00%	51.00%	Jordan
FTM Liban	67.00%	67.00%	Lebanon
Orange Liechtenstein	100.00%	100.00%	Liechtenstein
Orange Madagascar	40.07%	65.90%	Madagascar
Ikatel (1)	29.73%	42.33%	Mali
Voxtel	60.86%	61.00%	Moldova
Castle Worldwide Finance	100.00%	100.00%	Netherlands
Orange Finance	100.00%	100.00%	Netherlands
Orange Nederland	100.00%	100.00%	Netherlands
Wirefree Services Nederland	100.00%	100.00%	Netherlands
PTK-Centertel (2)	47.50%	100.00%	Poland
Orange Dominicana	100.00%	100.00%	Dominican Republic
Orange Romania	96.82%	96.82%	Romania
Ananova Ltd	100.00%	100.00%	United Kingdom
Orange Retail Ltd	100.00%	100.00%	United Kingdom
Orange 3G Limited	100.00%	100.00%	United Kingdom
Orange Austria Ltd	100.00%	100.00%	United Kingdom
Orange Holdings Ltd	100.00%	100.00%	United Kingdom
Orange Ltd	100.00%	100.00%	United Kingdom
Orange Personal Communications Services Ltd	100.00%	100.00%	United Kingdom
Orange Brand Services Ltd	100.00%	100.00%	United Kingdom
Orange Cellular Services Ltd	100.00%	100.00%	United Kingdom
Orange Direct Ltd	100.00%	100.00%	United Kingdom
Orange Furbs Trustees Ltd.	100.00%	100.00%	United Kingdom
Orange Global Ltd	100.00%	100.00%	United Kingdom
Orange Holding (UK) Ltd	100.00%	100.00%	United Kingdom
Orange International Ltd	100.00%	100.00%	United Kingdom

Personal Communication Services

Fully consolidated companies	% interest	% control	Country
Orange Ocean	100.00%	100.00%	United Kingdom
Orange Overseas Holdings No. 2	100.00%	100.00%	United Kingdom
Orange Mobile Services	100.00%	100.00%	United Kingdom
Orange Paging	100.00%	100.00%	United Kingdom
Orange Pension Trustees	100.00%	100.00%	United Kingdom
Orange Payment Handling Services (formerly The Point Telecommunications)	100.00%	100.00%	United Kingdom
Orange Slovakia Services Ltd	100.00%	100.00%	United Kingdom
Orange Ventures Management	100.00%	100.00%	United Kingdom
Orangedot	100.00%	100.00%	United Kingdom
Trust of Receivables Orange	100.00%	100.00%	United Kingdom
Sonatel Mobiles (1)	42.33%	42.33%	Senegal
Orange Corpsec	100.00%	100.00%	Slovakia
Orange Slovensko	100.00%	100.00%	Slovakia
Orange Sverige	100.00%	100.00%	Sweden
Orange Communications SA (“OCH”)	100.00%	100.00%	Switzerland

(1)

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.

(2)	TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members. TP SA and its subsidiaries are therefore fully consolidated.

Personal Communication Services

Proportionally consolidated companies	% interest	% control	Country
Irisnet	25.09%	50.00%	Belgium
Egyptian Company for Mobile Services (ECMS) (2)	36.36%	51.03%	Egypt
Mobinil for Telecommunications (1)	71.25%	71.25%	Egypt
Mobinil Invest (2)	37.06%	71.25%	Egypt
Mobinil Services Company (2)	36.33%	71.25%	Egypt
Darty France Télécom	50.00%	50.00%	France
Getesa	40.00%	40.00%	Equatorial Guinea
Cellplus Mobile Communications Ltd	40.00%	40.00%	Mauritius

(1)

France Telecom Group holds a 71.25% stake in Mobinil for Telecommunications, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

(2)	ECMS and its subsidiaries are controlled by Mobinil and therefore proportionally consolidated by France Telecom Group SA.

Personal Communication Services

Associates consolidated by the equity method	% interest	% control	Country
One GmbH	17.45%	17.45%	Austria
Safelayer	12.86%	24.32%	Spain
GIE Preventel	27.90%	27.90%	France
Sonaecom	19.19%	19.19%	Portugal
Mainline Communication Group Plc	26.00%	26.00%	United Kingdom
Mainline Communication Distribution Ltd	35.00%	35.00%	United Kingdom

Home Communication Services

Fully consolidated companies	% interest	% control	Country
Sofrecom Algérie	100.00%	100.00%	Algeria
FT Deutschland GmbH	100.00%	100.00%	Germany
Sofrecom Argentina	100.00%	100.00%	Argentina
Atlas Services Belgium	100.00%	100.00%	Belgium
Fimocam	100.00%	100.00%	Cameroon
FT R&D Beijing	100.00%	100.00%	China
CI Telcom	45.90%	51.00%	Cote d’Ivoire
Cote d’Ivoire Multimedia	45.90%	100.00%	Cote d’Ivoire
Atlas Services Denmark	100.00%	100.00%	Denmark
Autocity Networks	96.34%	96.34%	Spain
Catalana	75.00%	75.00%	Spain
FT España (Home)	79.29%	79.29%	Spain
EresMas Interactiva	100.00%	100.00%	USA
FT Participations US	100.00%	100.00%	USA
FTLD USA	100.00%	100.00%	USA
FTP Holding	100.00%	100.00%	USA
FT R&D LLc San Francisco	100.00%	100.00%	USA
FT R&D LLc Boston	100.00%	100.00%	USA
FT North America	100.00%	100.00%	USA
Aura 2	100.00%	100.00%	France
Atrium 3	100.00%	100.00%	France
Citius 98	100.00%	100.00%	France
Corsica Haut Débit	100.00%	100.00%	France
FCC FT SA Titricom 1.2	100.00%	100.00%	France
FCC FT SA Titricom 1.3	100.00%	100.00%	France
FCR Côte d’Ivoire	90.00%	90.00%	France
FCR	100.00%	100.00%	France
EGT	100.00%	100.00%	France
Francetel	100.00%	100.00%	France
FT Capital Development	100.00%	100.00%	France
FT Encaissements	99.99%	99.99%	France

Home Communication Services

Fully consolidated companies	% interest	% control	Country
FT Immo Saint Grégoire	100.00%	100.00%	France
FT Immo Gestion	100.00%	100.00%	France
FT Immo GL	100.00%	100.00%	France
FT Immo Holding	100.00%	100.00%	France
FT Immo Meylan	100.00%	100.00%	France
FT Immo Toulouse	100.00%	100.00%	France
FT Marine	100.00%	100.00%	France
FT Mobiles International	100.00%	100.00%	France
FT Services	100.00%	100.00%	France
FT Technologies Investissement	100.00%	100.00%	France
GIE fiscal Descartes	100.00%	100.00%	France
Immobilière FT	100.00%	100.00%	France
Innovacom Gestion	50.00%	50.00%	France
NEDDI	100.00%	100.00%	France
Nordnet	100.00%	100.00%	France
Orange Distribution	100.00%	100.00%	France
Orange Promotions	100.00%	100.00%	France
Rapp 9	100.00%	100.00%	France
Rapp 18	100.00%	100.00%	France
Rapp 23	100.00%	100.00%	France
Rapp 24	100.00%	100.00%	France
Rapp 26	100.00%	100.00%	France
Rapp 27	100.00%	100.00%	France

Home Communication Services

Fully consolidated companies	% interest	% control	Country
Rapp 31	100.00%	100.00%	France
Rapp 32	100.00%	100.00%	France
Rapptel	100.00%	100.00%	France
Sofrecom	100.00%	100.00%	France
France Telecom Lease	100.00%	100.00%	France
Telincom Courtage	100.00%	100.00%	France
TPSA Eurofinance France SA (1)	47.48%	99.97%	France
Viaccess	100.00%	100.00%	France
France Group total e-Commerce	100.00%	100.00%	France
Top Achat Clust	100.00%	100.00%	France
w-HA	100.00%	100.00%	France
FTLD Hong-Kong	100.00%	100.00%	Hong Kong
Chamarel Marine Services	100.00%	100.00%	Mauritius
Rimcom	100.00%	100.00%	Mauritius
FT Japan	100.00%	100.00%	Japan
JIT CO	100.00%	100.00%	Jordan
E-Dimension	51.00%	51.00%	Jordan
Jordan Telecom Cie	51.00%	51.00%	Jordan
Wanadoo Jordan	51.00%	51.00%	Jordan
Sofrecom Maroc	100.00%	100.00%	Morocco
Sofrecom Services Maroc	100.00%	100.00%	Morocco
Régie T Mexico	75.00%	75.00%	Mexico
StarMedia Mexico	99.00%	99.00%	Mexico
FT Services Nederland	100.00%	100.00%	Netherlands
Atlas Services Nederland	100.00%	100.00%	Netherlands
Wanadoo Nederland	100.00%	100.00%	Netherlands
Paytel (formerly Contact Center) (1)	47.50%	100.00%	Poland
TP Edukacja i Wypoczynek (Exploris) (1)	47.50%	100.00%	Poland
Fundacja Grupy TP (1)	47.50%	100.00%	Poland
ORE (1)	47.50%	100.00%	Poland
OTO Lublin (1)	47.50%	100.00%	Poland
Sofrecom Polska (1)	100.00%	100.00%	Poland
PTE TP (1)	47.50%	100.00%	Poland
Telefony Podlaskie (1)	26.18%	55.11%	Poland

(1)	TPSA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members. TP SA and its subsidiaries are therefore fully consolidated.

Home Communication Services

Fully consolidated companies	% interest	% control	Country
Telefon 2000 (1)	45.31%	95.38%	Poland
TP EmiTel (1)	47.50%	100.00%	Poland
TP Internet (1)	47.50%	100.00%	Poland
TP Invest (1)	47.50%	100.00%	Poland
TP Med (1)	47.50%	100.00%	Poland
TP SA (1)	47.50%	47.50%	Poland
TP SA Eurofinance (1)	47.50%	100.00%	Poland
TP SA Finance (1)	47.50%	100.00%	Poland
TP Teltech (1)	47.50%	100.00%	Poland
TPDiTel (1)	47.50%	100.00%	Poland
Virgo (1)	47.50%	100.00%	Poland
Wirtualna Polska (1)	47.50%	100.00%	Poland
Wanadoo Serviços de Internet	100.00%	100.00%	Portugal
Wanadoo Broadband Serviços de Internet	100.00%	100.00%	Portugal
Freeserve Auctions	100.00%	100.00%	United Kingdom
Freeserve Investment	100.00%	100.00%	United Kingdom
FT Network Services UK	100.00%	100.00%	United Kingdom
FT Participations UK	100.00%	100.00%	United Kingdom
FT R&D Ltd	100.00%	100.00%	United Kingdom
Orange Home UK	100.00%	100.00%	United Kingdom
Wanadoo Plc	100.00%	100.00%	United Kingdom
Sonatel Business Solutions (2)	25.40%	60.00%	Senegal
Sonatel Multimedia (2)	42.33%	100.00%	Senegal
Sonatel (2)	42.33%	42.33%	Senegal
FTLD Singapour	100.00%	100.00%	Singapore
FT Network Services Switzerland SA	100.00%	100.00%	Switzerland
Sofrecom Thailand	100.00%	100.00%	Thailand
FCR Vietnam PTE Ltd	74.00%	74.00%	Vietnam

(1)	TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members. TP SA and its subsidiaries are therefore fully consolidated.
(2)

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.

Home Communication Services

Proportionally consolidated companies	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00%	50.00%	Germany
Innocavom 3	34.22%	34.22%	France
Call Services Ltd	40.00%	40.00%	Mauritius
Mauritius Telecom	40.00%	40.00%	Mauritius
Telecom Plus	40.00%	40.00%	Mauritius
Teleservices Ltd	40.00%	40.00%	Mauritius
Vanuatu Telecom Ltd	33.33%	33.33%	Vanuatu

Home Communication Services

Associates consolidated by the equity method	% interest	% control	Country
Europortal jumpy España	50.00%	50.00%	Spain
BlueBirds Participations France	20.00%	20.00%	France
Tahiti Nui Telecom	34.00%	34.00%	French Polynesia

Enterprise Communication Services

Fully consolidated companies	% interest	% control	Country
Globecast Africa	100.00%	100.00%	South Africa
Newsforce Africa	100.00%	100.00%	South Africa
Etrali Allemagne	100.00%	100.00%	Germany
FT Corporate Solutions Australia	100.00%	100.00%	Australia
Etrali SA Espagne	100.00%	100.00%	Spain
Etrali North America	100.00%	100.00%	USA
FT Corporate Solutions	100.00%	100.00%	USA
Globecast NA	100.00%	100.00%	USA
Equant Holdings US and subsidiaries	100.00%	100.00%	USA
Equant SA and subsidiaries	100.00%	100.00%	France
Almerys	64.00%	64.00%	France
CVF	100.00%	100.00%	France
Etrali France	100.00%	100.00%	France
Etrali SA	100.00%	100.00%	France
Expertel Consulting	100.00%	100.00%	France
Globecast France	100.00%	100.00%	France
Globecast Holding	100.00%	100.00%	France
Globecast Reportages	100.00%	100.00%	France
Sétib	100.00%	100.00%	France
Telefact	69.53%	69.53%	France
Groupe Diwan	99.51%	99.51%	France
Dynetcom	99.51%	100.00%	France
Newpoint	99.51%	100.00%	France
Etrali HK	100.00%	100.00%	Hong Kong
Etrali Spa	100.00%	100.00%	Italy
Globecast Italie	100.00%	100.00%	Italy
Etrali KK	100.00%	100.00%	Japan
France Telecom Servicios	100.00%	100.00%	Mexico
Newsforce BV	100.00%	100.00%	Netherlands
EGN BV and subsidiaries	100.00%	100.00%	Netherlands
Equant BV	100.00%	100.00%	Netherlands
Etrali UK	100.00%	100.00%	United Kingdom
Globecast UK	100.00%	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	100.00%	Singapore
Globecast Asie	100.00%	100.00%	Singapore

Enterprise Communication Services

Fully consolidated companies	% interest	% control	Country
Equant Integration Services SA and subsidiaries	100.00%	100.00%	Switzerland
Etrali Suisse	99.17%	99.17%	Switzerland

Enterprise Communication Services

Proportionally consolidated companies	% interest	% control	Country
Globecast Australia	50.00%	50.00%	Australia
Neocles Corporate (1)	51.00%	51.00%	France

(1)	Under a shareholders’ agreement, Neocles Corporate is jointly controlled by France Telecom and the minority shareholders. It is therefore proportionally consolidated.

Enterprise Communication Services

Associates consolidated by the equity method	% interest	% control	Country
GlobePro	24.00%	24.00%	Spain
Overon	11.76%	49.00%	Spain

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 7, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information